SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2023
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Quarterly Financial Information – September 30, 2023 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Table of Contents

Company Information
Capital Breakdown	1
Parent Company Financial Statements
Balance Sheet – Assets	2
Balance Sheet – Liabilities	3
Statement of Income	4
Statement of Comprehensive Income	5
Statement of Cash Flows	6
Statement of Changes in Shareholders’ Equity
01/01/2023 to 09/30/2023	7
01/01/2022 to 09/30/2022	8
Statement of Value Added	9
Consolidated Financial Statements
Balance Sheet – Assets	10
Balance Sheet - Liabilities	11
Statement of Income	12
Statement of Comprehensive Income	13
Statement of Cash Flows	14
Statement of Changes in Shareholders’ Equity
01/01/2023 to 09/30/2023	15
01/01/2022 to 09/30/2022	16
Statement of Value Added	17
Comments on the Company’s Consolidated Performance	18
Notes to the financial information	39
Comments on the Performance of Business Projections	86
Reports and Statements
Unqualified Independent Auditors’ Review Report	90
Officers Statement on the Financial Statements	91
Officers Statement on Auditor’s Report	92

Quarterly Financial Information – September 30, 2023 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Company Information / Capital Breakdown

Number of Shares (Units)	Current Period 9/30/2023
Paid-in Capital
Common	1,326,093,947
Preferred	0
Total	1,326,093,947
Treasury Shares
Common	0
Preferred	0
Total	0

1

Quarterly Financial Information – September 30, 2023 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Parent Company Financial Statements / Balance Sheet - Assets
(R$ thousand)

Code	Description	Current Quarter 09/30/2023	Previous Year 12/31/2022
1	Total Assets	59,464,294	61,196,813
1.01	Current assets	12,652,758	15,264,617
1.01.01	Cash and cash equivalents	1,963,467	2,839,405
1.01.02	Financial investments	1,136,479	1,207,610
1.01.02.01	Financial investments measured a fair value through profit or loss	1,106,108	1,184,895
1.01.02.01.03	Financial investments measured a fair value through profit or loss – Usiminas' shares	1,106,108	1,184,895
1.01.02.03	Financial investments at amortized cost	30,371	22,715
1.01.03	Trade receivables	2,004,972	1,956,531
1.01.04	Inventory	5,748,939	7,413,421
1.01.06	Recoverable taxes	1,057,116	1,137,460
1.01.08	Other current assets	741,785	710,190
1.01.08.03	Others	741,785	710,190
1.01.08.03.04	Prepaid expenses	226,724	244,416
1.01.08.03.06	Dividends receivable	235,782	295,480
1.01.08.03.07	Others	279,279	170,294
1.02	Non-current assets	46,811,536	45,932,196
1.02.01	Long-term assets	9,980,584	9,167,437
1.02.01.03	Financial investments at amortized cost	115,175	140,510
1.02.01.07	Deferred taxes assets	3,561,967	3,256,712
1.02.01.10	Other non-current assets	6,303,442	5,770,215
1.02.01.10.03	Judicial deposits	210,796	231,627
1.02.01.10.04	Recoverable taxes	987,855	879,695
1.02.01.10.06	Prepaid expenses	54,686	58,950
1.02.01.10.11	Receivable from related parties	3,827,904	3,377,049
1.02.01.10.12	Others	1,222,201	1,222,894
1.02.02	Investments	28,676,538	28,918,775
1.02.02.01	Equity interest	28,538,194	28,778,632
1.02.02.02	Investment Property	138,344	140,143
1.02.03	Property, plant and equipment	8,099,606	7,786,485
1.02.03.01	Property, plant and equipment in operation	7,298,844	6,874,631
1.02.03.02	Right of use in leases	8,557	11,433
1.02.03.03	Property, plant and equipment in progress	792,205	900,421
1.02.04	Intangible assets	54,808	59,499

2

Quarterly Financial Information – September 30, 2023 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Parent Company Financial Statements / Balance Sheet – Liabilities
(R$ thousand)

3

Quarterly Financial Information – September 30, 2023 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Parent Company Financial Statements / Statement of Income
(R$ thousand)

Code	Description	Current Quarter 07/01/2023 to 09/30/2023	Year to date 01/01/2023 to 09/30/2023	Same quarter previous year 07/01/2022 to 09/30/2022	YTD previous year 01/01/2022 to 09/30/2022
3.01	Revenues from sale of goods and rendering of services	4,613,663	13,961,806	6,474,363	19,011,952
3.02	Costs from sale of goods and rendering of services	(4,516,482)	(13,218,969)	(5,555,003)	(15,317,359)
3.03	Gross profit	97,181	742,837	919,360	3,694,593
3.04	Operating (expenses)/income	32,747	(611,167)	(616,628)	(83,999)
3.04.01	Selling expenses	(197,941)	(593,908)	(244,946)	(708,561)
3.04.02	General and administrative expenses	(80,533)	(217,154)	(59,809)	(170,135)
3.04.04	Other operating income	(20,288)	(7,748)	164,627	202,219
3.04.05	Other operating expenses	(96,672)	(1,198,684)	(772,796)	(1,524,625)
3.04.06	Equity in results of affiliated companies	428,181	1,406,327	296,296	2,117,103
3.05	Income before financial income (expenses) and taxes	129,928	131,670	302,732	3,610,594
3.06	Financial income (expenses)	(549,814)	(1,883,384)	(3,127)	(1,364,779)
3.06.01	Financial income	67,137	331,013	116,663	(605,214)
3.06.02	Financial expenses	(616,951)	(2,214,397)	(119,790)	(759,565)
3.06.02.01	Net exchange differences over financial instruments	104,325	(132,145)	514,586	922,314
3.06.02.02	Financial expenses	(721,276)	(2,082,252)	(634,376)	(1,681,879)
3.07	Income before income taxes	(419,886)	(1,751,714)	299,605	2,245,815
3.08	Income tax and social contribution	265,406	854,441	(166,214)	(708,696)
3.08.01	Current	(2,346)	179,100	41,423	(195,974)
3.08.02	Deferred	267,752	675,341	(207,637)	(512,722)
3.09	Net income from continued operations	(154,480)	(897,273)	133,391	1,537,119
3.11	Net income for the year	(154,480)	(897,273)	133,391	1,537,119
3.99	Earnings per share – (Reais / Share)				
3.99.01	Basic earnings per share				
3.99.01.01	Common shares	(0.11649)	(0.67663)	0.10059	1.15804
3.99.02	Diluted earnings per share				
3.99.02.01	Common shares	(0.11649)	(0.67663)	0.10059	1.15804

4

Quarterly Financial Information – September 30, 2023 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Parent Company Financial Statements / Statement of Comprehensive Income
(R$ thousand)

5

Quarterly Financial Information – September 30, 2023 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Parent Company Financial Statements / Statements of Cash Flows – Indirect Method
(R$ thousand)

Code	Description	Year to date 01/01/2023 to 09/30/2023	YTD previous year 01/01/2022 to 09/30/2022
6.01	Net cash from operating activities	689,607	4,348,079
6.01.01	Cash from operations	(370,145)	2,218,355
6.01.01.01	Net income for the period	(897,273)	1,537,199
6.01.01.02	Financial charges in borrowing and financing raised	1,303,753	895,963
6.01.01.03	Financial charges in borrowing and financing granted	(184,796)	(133,367)
6.01.01.04	Depreciation, amortization and depletion	871,377	790,140
6.01.01.05	Equity in results of affiliated companies	(1,406,327)	(2,117,103)
6.01.01.06	Deferred taxes assets	(675,341)	512,722
6.01.01.08	Provision for tax, social security, labor, civil and environmental risks	(79,992)	(18,593)
6.01.01.09	Monetary and exchange variations, net	600,634	73,306
6.01.01.10	Updated shares – Fair value through profit or loss	105,438	1,122,058
6.01.01.12	Write-off and estimated losses net of reversal	659	1,065
6.01.01.13	Provision for environmental liabilities and decommissioning of assets	12,156	8,128
6.01.01.14	Charges on lease liabilities	897	1,232
6.01.01.15	Accrued for consumption and services	10,539	16,120
6.01.01.17	Receivables by indemnity	-	(422,254)
6.01.01.18	Dividends USIMINAS	(51,152)	(105,732)
6.01.01.19	Other provisions	19,283	57,471
6.01.02	Changes in assets and liabilities	1,059,752	2,129,724
6.01.02.01	Trade receivables - third parties	439	(309,915)
6.01.02.02	Trade receivables - related party	73,131	491,084
6.01.02.03	Inventory	1,592,293	340,518
6.01.02.04	Receivables - related parties/dividends	1,977,499	2,423,868
6.01.02.05	Recoverable taxes	(27,816)	339,033
6.01.02.06	Derivative transactions received	20,831	(16,657)
6.01.02.07	Receipt of derivative transactions	15,918	-
6.01.02.09	Trade payables	330,555	(730,571)
6.01.02.10	Trade payables – Forfaiting and Drawee risk	(2,626,734)	888,035
6.01.02.11	Payroll and related taxes	60,730	57,080
6.01.02.12	Tax payables	(204,343)	(477,746)
6.01.02.14	Payables to related parties	22,549	66,498
6.01.02.16	Interest paid	(1,002,965)	(719,792)
6.01.02.17	Interest received	2,271	2,277
6.01.02.18	Advances from customers	783,181	-
6.01.02.19	Others	42,213	(223,988)
6.02	Net cash investment activities	(1,502,741)	(3,878,010)
6.02.01	Investments / AFAC / Acquisitions of Shares	(223,134)	(2,747,830)
6.02.02	Purchase of property, plant and equipment, intangible assets and investment property	(1,128,242)	(957,567)
6.02.08	Intercompany loans granted	(172,933)	(165,658)
6.02.09	Intercompany loans received	3,888	3,679
6.02.11	Financial Investments, net of redemption	17,680	(10,634)
6.03	Net cash used in financing activities	(62,804)	(1,590,990)
6.03.01	Borrowings and financing raised	6,173,886	1,912,203
6.03.02	Transactions cost - Borrowings and financing	(48,999)	(5,216)
6.03.03	Borrowings and financing – related parties	153,864	3,972,052
6.03.04	Amortization of leases	(8,300)	(6,584)
6.03.05	Amortization of borrowings and financing	(3,374,823)	(3,523,998)
6.03.06	Amortization of borrowings and financing - related parties	(744,185)	(2,857,843)
6.03.07	Dividends and interest on shareholder's equity	(2,214,247)	(673,129)
6.03.08	Share repurchase	-	(408,475)
6.05	Increase (decrease) in cash and cash equivalents	(875,938)	(1,120,921)
6.05.01	Cash and equivalents at the beginning of the year	2,839,405	3,885,265
6.05.02	Cash and equivalents at the end of the year	1,963,467	2,764,344

6

Quarterly Financial Information – September 30, 2023 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Parent Company Financial Statements / Statement of Changes in Equity - 01/01/2023 to 09/30/2023
(R$ thousand)

7

Quarterly Financial Information – September 30, 2023 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Parent Company Financial Statements / Statement of Changes in Equity - 01/01/2022 to 09/30/2022
(R$ thousand)

8

Quarterly Financial Information – September 30, 2023 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Parent Company Financial Statements / Statement of Value Added
(R$ thousand)

9

Quarterly Financial Information – September 30, 2023 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Consolidated Financial Statements / Balance Sheet - Assets
(R$ thousand)

Code	Description	Current Quarter 09/30/2023	Previous Year 12/31/2022
1	Total assets	88,409,654	85,354,359
1.01	Current assets	31,712,482	30,612,360
1.01.01	Cash and cash equivalents	15,302,620	11,991,356
1.01.02	Financial investments	1,144,599	1,456,485
1.01.02.01	Financial investments measured a fair value through profit or loss	1,106,108	1,184,895
1.01.02.01.03	Financial investments measured a fair value through profit or loss – Usiminas' shares	1,106,108	1,184,895
1.01.02.03	Financial investments at amortized cost	38,491	271,590
1.01.03	Trade receivables	3,179,048	3,233,164
1.01.04	Inventory	9,283,122	11,289,229
1.01.06	Recoverable taxes	2,045,442	1,865,626
1.01.08	Other current assets	757,651	776,500
1.01.08.03	Others	757,651	776,500
1.01.08.03.04	Prepaid expenses	386,894	347,870
1.01.08.03.06	Dividends receivable	77,377	77,377
1.01.08.03.07	Others	293,380	351,253
1.02	Non-current assets	56,697,172	54,741,999
1.02.01	Long-term assets	13,458,285	12,364,418
1.02.01.03	Financial investments at amortized cost	131,906	156,185
1.02.01.05	Inventory	1,311,820	1,045,665
1.02.01.07	Deferred taxes assets	5,406,634	5,095,718
1.02.01.10	Other non-current assets	6,607,925	6,066,850
1.02.01.10.03	Judicial deposits	506,817	533,664
1.02.01.10.04	Recoverable taxes	1,449,548	1,317,132
1.02.01.10.06	Prepaid expenses	72,735	82,586
1.02.01.10.11	Receivable from related parties	3,323,245	2,869,532
1.02.01.10.12	Others	1,255,580	1,263,936
1.02.02	Investments	5,459,799	5,219,082
1.02.02.01	Equity interest	5,247,720	5,060,002
1.02.02.02	Investment Property	212,079	159,080
1.02.03	Property, plant and equipment	27,164,788	26,370,445
1.02.03.01	Property, plant and equipment in operation	22,160,132	21,700,015
1.02.03.02	Right of use in leases	680,093	644,880
1.02.03.03	Property, plant and equipment in progress	4,324,563	4,025,550
1.02.04	Intangible assets	10,614,300	10,788,054

10

Quarterly Financial Information – September 30, 2023 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Consolidated Financial Statements / Balance Sheet – Liabilities
(R$ thousand)

11

Quarterly Financial Information – September 30, 2023 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Code	Description	Current Quarter 07/01/2023 to 09/30/2023	Year to date 01/01/2023 to 09/30/2023	Same quarter previous year 07/01/2022 to 09/30/2022	YTD previous year 01/01/2022 to 09/30/2022
3.01	Revenues from sale of goods and rendering of services	11,125,028	33,432,829	10,897,049	33,232,837
3.02	Costs from sale of goods and rendering of services	(8,319,723)	(25,138,859)	(8,358,934)	(23,206,660)
3.03	Gross profit	2,805,305	8,293,970	2,538,115	10,026,177
3.04	Operating (expenses)/income	(1,157,787)	(4,924,967)	(1,411,195)	(3,572,645)
3.04.01	Selling expenses	(984,689)	(2,725,144)	(647,943)	(1,595,871)
3.04.02	General and administrative expenses	(190,550)	(552,220)	(150,475)	(440,727)
3.04.04	Other operating income	101,539	142,711	173,285	222,901
3.04.05	Other operating expenses	(214,858)	(2,049,896)	(879,423)	(1,925,974)
3.04.06	Equity in results of affiliated companies	130,771	259,582	93,361	167,026
3.05	Income before financial income (expenses) and taxes	1,647,518	3,369,003	1,126,920	6,453,532
3.06	Financial income (expenses)	(1,223,475)	(3,599,011)	(318,494)	(2,333,743)
3.06.01	Financial income	205,490	799,324	284,757	(259,219)
3.06.02	Financial expenses	(1,428,965)	(4,398,335)	(603,251)	(2,074,524)
3.06.02.01	Net exchange differences over financial instruments	(50,092)	(377,350)	479,862	987,446
3.06.02.02	Financial expenses	(1,378,873)	(4,020,985)	(1,083,113)	(3,061,970)
3.07	Income before income taxes	424,043	(230,008)	808,426	4,119,789
3.08	Income tax and social contribution	(333,249)	(218,448)	(570,794)	(2,148,883)
3.08.01	Current	(569,846)	(828,108)	(293,759)	(1,563,960)
3.08.02	Deferred	236,597	609,660	(277,035)	(584,923)
3.09	Net income from continued operations	90,794	(448,456)	237,632	1,970,906
3.11	Consolidated net income for the year	90,794	(448,456)	237,632	1,970,906
3.11.01	Earnings attributable to the controlling interests	(154,480)	(897,273)	133,391	1,537,119
3.11.02	Earnings it attributable to the non-controlling interests	245,274	448,817	104,241	433,787
3.99	Earnings per share – (Reais / Share)				
3.99.01	Basic earnings per share				
3.99.01.01	Common shares	(0.11649)	(0.67663)	0.10059	1.15804
3.99.02	Diluted earnings per share				
3.99.02.01	Common shares	(0.11649)	(0.67663)	0.10059	1.15804

12

Quarterly Financial Information – September 30, 2023 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Consolidated Financial Statements / Statement of Comprehensive Income
(R$ thousand)

13

Quarterly Financial Information – September 30, 2023 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Consolidated Financial Statements / Statements of Cash Flows – Indirect Method
(R$ thousand)

Code	Description	Year to date 01/01/2023 to 09/30/2023	YTD previous year 01/01/2022 to 09/30/2022
6.01	Net cash from operating activities	5,638,487	2,131,547
6.01.01	Cash from operations	4,298,744	6,203,015
6.01.01.01	Earnings attributable to the controlling interests	(897,273)	1,537,119
6.01.01.02	Earnings attributable to the non-controlling interests	448,817	433,787
6.01.01.03	Financial charges in borrowing and financing raised	2,610,719	1,786,561
6.01.01.04	Financial charges in borrowing and financing granted	(138,961)	(111,221)
6.01.01.05	Depreciation, amortization and depletion	2,481,877	2,030,390
6.01.01.06	Equity in results of affiliated companies	(259,582)	(167,026)
6.01.01.07	Deferred taxes assets	(609,660)	584,923
6.01.01.08	Provision for tax, social security, labor, civil and environmental risks	(140,947)	35,191
6.01.01.09	Monetary and exchange variations, net	628,360	(584,096)
6.01.01.11	Updated shares – Fair value through profit or loss	105,438	1,122,058
6.01.01.12	Charges on lease liabilities	58,740	51,714
6.01.01.13	Accrued for consumption and services	11,879	6,030
6.01.01.14	Write-off and estimated losses net of reversal	5,039	10,780
6.01.01.15	Provision for environmental liabilities and decommissioning of assets	71,690	1,415
6.01.01.16	Dividends USIMINAS	(51,181)	(105,763)
6.01.01.17	Net gain from sale of equity interest	(92,438)	-
6.01.01.18	Receivables by indemnity	-	(422,254)
6.01.01.19	Others	66,227	(6,593)
6.01.02	Changes in assets and liabilities	1,339,743	(4,071,468)
6.01.02.01	Trade receivables - third parties	222,967	(642,845)
6.01.02.02	Trade receivables - related party	51,776	61,236
6.01.02.03	Inventory	1,611,304	83,270
6.01.02.04	Dividends received	51,181	105,758
6.01.02.05	Recoverable taxes	(312,232)	195,917
6.01.02.06	Judicial deposits	26,847	(25,763)
6.01.02.08	Trade payables	441,152	(729,251)
6.01.02.09	Trade payables – Forfaiting and Drawee risk	(2,715,495)	1,066,359
6.01.02.10	Payroll and related taxes	139,663	138,538
6.01.02.11	Tax payables	(166,917)	(2,330,376)
6.01.02.13	Payables to related parties	(70,048)	(33,610)
6.01.02.14	Advances from customers	5,131,618	19,784
6.01.02.15	Interest paid	(2,376,367)	(1,631,139)
6.01.02.16	Receipt/(payment) of cash flow hedge operations and derivative transactions	(661,970)	96,595
6.01.02.19	Other Liabilities	(33,736)	(445,941)
6.02	Net cash investment activities	(2,820,912)	(7,569,026)
6.02.01	Cash received from Acquisition of investments in Topázio and Santa Ana	-	6,486
6.02.02	Investments / AFAC / Acquisitions of Shares	(251,321)	(430,012)
6.02.03	Purchase of property, plant and equipment, intangible assets and investmen	(2,845,982)	(2,357,384)
6.02.11	Intercompany loans granted	(101,912)	(116,412)
6.02.13	Financial Investments, net of redemption	257,380	68,358
6.02.14	Intercompany loans and interest received	6,160	-
6.02.15	Receipt of sale of equity interest	114,763	-
6.02.16	Acquisition of investments in Topázio Energética, Santa Ana and Brasil Cent	-	(466,153)
6.02.17	Acquisition of CSN Cimentos Brasil	-	(4,770,364)
6.02.18	Cash received in the acquisition of CSN Cimentos Brasil	-	496,445
6.03	Net cash used in financing activities	458,578	3,079,058
6.03.01	Borrowings and financing raised	9,912,186	13,371,615
6.03.03	Transactions cost - Borrowings	(168,708)	(297,813)
6.03.05	Amortization of borrowings and financing	(6,401,408)	(8,211,226)
6.03.06	Amortization of leases	(163,388)	(106,934)
6.03.07	Dividends and interest on shareholder's equity	(2,720,104)	(1,266,016)
6.03.08	Share repurchase	-	(410,568)
6.04	Exchange rate on translating cash and cash equivalents	35,111	31,314
6.05	Increase (decrease) in cash and cash equivalents	3,311,264	(2,327,107)
6.05.01	Cash and equivalents at the beginning of the year	11,991,356	16,646,480
6.05.02	Cash and equivalents at the end of the year	15,302,620	14,319,373

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Quarterly Financial Information – September 30, 2023 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Quarterly Financial Information – September 30, 2023 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Consolidated Financial Statements / Statements of Changes in Equity - 01/01/2023 to 09/30/2023
(R$ thousand)

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Quarterly Financial Information – September 30, 2023 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Consolidated Financial Statements / Statements of Changes in Equity - 01/01/2022 to 09/30/2022
(R$ thousand)

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Quarterly Financial Information – September 30, 2023 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Consolidated Financial Statements / Statements of Value Added
(R$ thousand)

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Quarterly Financial Information – September 30, 2023 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

3Q23 FINANCIAL RESULTS

November 13th, 2023

Companhia Siderúrgica Nacional

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Quarterly Financial Information – September 30, 2023 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Quarterly Financial Information – September 30, 2023 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Consolidated Table - Highlights

¹ Adjusted EBITDA is calculated from net income (loss), plus depreciation and amortization, taxes on profit, net financial result, investment participation result, other operating income/expenses result and includes the proportional share of 37.27% of the EBITDA of the joint subsidiary MRS Logística.

² Adjusted EBITDA Margin is calculated from Adjusted EBITDA divided by Management Net Revenue.

³ Adjusted Net Debt and Adjusted Cash/Availability consider 37.27% of MRS, in addition to not considering Forfaiting and Drawn Risk operations.

Consolidated Results

•	Net Revenue totaled R$ 11,125 million in 3Q23, which represents an increase of 1.2% when compared to 2Q23, mainly as a result of the strong performance in the mining segment, which combined a new sales record with an increase in realized price. In addition, the logistics and cement segments also contributed positively to the higher revenues recorded in the period.

•	Cost of Goods Sold (COGS) totaled R$ 8,320 million in 3Q23, down 4.9% from the previous quarter, reflecting the normalization of production in the steel industry.

•	In 3Q23, CSN recorded Gross Profit of R$ 2,805 million, with a Gross Margin of 25.2% or 4.8 p.p. higher than in the previous quarter. This growth in profitability reflects the strong operational performance seen in the period, in addition to the positive effect of the increase in the exchange rate on sales to the foreign market.

•	Selling, General and Administrative Expenses totaled R$ 1,175 million in 3Q23, 8.6% higher than in 2Q23, as a result of the higher volume sold in mining, resulting in higher freight expenses.

•	The group of Other Revenues and Operating Expenses was negative by R$ 113 million in 3Q23, which represents a reduction of 11.5% compared to 2Q23, explained by the positive effect of iron ore hedging operations, which generated a gain of R$ 31 million in the period.

•	In 3Q23, the Financial Result was negative by R$ 1,223 million, in line with the previous quarter, as a consequence of the maintenance of the cost of debt and a lesser impact of Usiminas' shares.

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Quarterly Financial Information – September 30, 2023 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

•	Equity Result was positive by R$ 131 million in 3Q23, an increase of 22.4% compared to the previous quarter, as a result of the strong performance achieved by MRS.

•	CSN recorded Net Income of R$ 91 million in 3Q23, which represents a reduction of 67.8% compared to the previous quarter, as 2Q23 was positively impacted by a reversal of the provision with IR/CSLL. This situation ended up offsetting the operational improvement seen in this quarter.

Adjusted EBITDA

*The Company discloses its Adjusted EBITDA excluding participation in investments and other operating income (expenses) because it understands that they should not be considered in the calculation of recurring operating cash generation.

•	In 3Q23, Adjusted EBITDA was R$ 2,815 million, with an Adjusted EBITDA Margin of 24.3% or 4.7 p.p. above that seen in the last quarter. This increase in profitability is a direct consequence of the improvement in prices in the mining segment, which, combined with a higher sales volume, ended up offsetting the more challenging situation in the steel segment. Additionally, the stronger performance achieved in the logistics segment and the positive dynamics seen in the cement segment, with price increases and capture of synergies, also contributed favorably to the EBITDA improvement.
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Quarterly Financial Information – September 30, 2023 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Adjusted EBITDA (R$ MM) and Adjusted EBITDA Margin¹ (%)

¹ The Adjusted EBITDA Margin is calculated from the division between Adjusted EBITDA and Adjusted Net Revenue, which considers the interests of 100% in the consolidation of CSN Mineração and 37.27% in MRS.

Adjusted Cash Flow

Adjusted Cash Flow in 3Q23 was positive by R$ 1,022 million, as a result of the combination of strong operating performance and efficient working capital management, yet with another reduction in inventory observed during the period.

Adjusted cash flow¹ in 3Q23 (R$ MM)

¹ The concept of Adjusted cash flow is calculated from Adjusted EBITDA, subtracting Ebitda from Joint Subsidiaries, CAPEX, IR, Financial Result and changes in Assets and Liabilities², excluding the effect of the Glencore advance.

² The Adjusted Working Capital is composed of the variation of the Net Working Capital, plus the variation of accounts of long-term assets and liabilities and disregarding the net variation of IR and CS.

Indebtedness

On 09/30/2023, consolidated net debt reached R$ 29,939 million, with the leverage indicator measured by the LTM Net Debt/EBITDA ratio reaching 2.63x, which represents a reduction of 150 basis points compared to the previous quarter. With the peak leverage of the year behind us, the Company remains firm in its path of reducing its debt ratio and is on track to deliver an increasingly solid capital structure, even more so when considering the normalization of the steel operation and the growth potential of the cement segment, after synergy captures are complete. In addition, CSN maintained its policy of carrying a high cash position, which reached R$ 16 billion in this quarter.

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Quarterly Financial Information – September 30, 2023 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Indebtedness (R$ Billion) and Net Debt / Adjusted EBITDA (x)	Net Debt Build-Up (R$ Billions)

¹ Net Debt / EBITDA: For debt calculation considers the final dollar of each period and for net debt and EBITDA the average dollar of the period.

The Company remains very active in its objective of extending the amortization period, focusing on long-term operations and the local capital market. Among the main transactions in 3Q23, CSN's 14th issuance of simple debentures stands out, in the total amount of R$ 700 million, with the objective of investing in railway infrastructure, in the logistics and transportation segment.

Amortization Schedule (R$ Bi)

¹ IFRS: does not consider participation in MRS (37.27%).

² Management Gross / Net Debt considers participation in MRS (37.27%), without accrued interest.

3 Average Term after completion of the Liability Management Plan.

Foreign Exchange Exposure

The accumulated net foreign exchange exposure in the consolidated balance sheet up to 3Q23 was US$ 456 million, as shown in the table below, in line with the company's policy of minimizing the impacts of exchange rate volatility on the result. The Hedge Accounting adopted by CSN correlates the projected flow of dollar exports in dollars with the future maturities of the debt in the same currency. As a result, the exchange variation of the dollar debt is temporarily recorded in the shareholders' equity and is taken to the result when the dollar revenues from such exports occur.

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Quarterly Financial Information – September 30, 2023 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Investments

A total of R$ 1,191 million were invested in 3Q23, 20.2% higher than the amount invested in 2Q23, with emphasis on repairs to coke batteries at UPV and general repairs to steel operations. In the mining segment, we highlight the current investments to maintain operational capacity and progress in expansion projects (mainly related to P15, recovery of tailings from dams and expansion of the Itaguaí port), accompanied by current investments in cement operations.

Net Working Capital

Net Working Capital applied to the business totaled R$ 1,922 million in 3Q23, a reduction of 36.1% compared to 2Q23, due to (i) the Company's lower inventory volume, in line with the increase in sales recorded in the period, and (ii) an increase in the number of CSN suppliers.

The calculation of the Net Working Capital applied to the business disregards the advance on the sales of ore, as shown in the following table:

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Quarterly Financial Information – September 30, 2023 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

¹ Other CCL Assets: Considers employee advances and other accounts receivable.

² Other CCL Liabilities: Considers other accounts payable, dividends payable, installment taxes and other provisions.

³ Inventories: Does not consider the effect of the provision for inventory/inventory losses. For the calculation of the SME, the balances of warehouse stocks are not considered.

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Quarterly Financial Information – September 30, 2023 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Results by Business Segments

Net Revenue by Segment – 3Q23 (R$ million-before eliminations)

Adjusted EBITDA by Segment – 3Q23 (R$ million - before eliminations)

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Quarterly Financial Information – September 30, 2023 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

3Q23 Results (R$ million)	Steel	Mining	Logistics (Port)	Logistics (Rail)	Energy	Cement	Corporate Expenses/ Eliminations	Consolidated

Net Revenue	5,344	4,335	75	730	122	1,159	(640)	11,125
Internal Market	4,130	567	75	730	122	1,159	(1,170)	5,613
Foreign Market	1,214	3,768	-	-	-	-	530	5,512
COGS	(5,209)	(2,567)	(65)	(367)	(106)	(915)	909	(8,320)
Gross profit	135	1,768	10	363	16	244	270	2,805
DGA/DVE	(299)	(71)	(3)	(57)	(16)	(145)	(588)	(1,175)
Depreciation	346	269	12	100	25	167	(77)	842
Proportional EBITDA of jointly controlled Companies	-	-	-	-		-	343	343
Adjusted EBITDA	183	1,966	19	406	25	266	(50)	2,815

2Q23 Results (R$ million)	Steel	Mining	Logistics (Port)	Logistics (Rail)	Energy	Cement	Corporate Expenses/ Eliminations	Consolidated

Net Revenue	5,943	3,631	54	668	159	1,142	(609)	10,989
Internal Market	4,368	372	54	668	159	1,142	(1,012)	5,752
Foreign Market	1,574	3,260	-	-	-	-	403	5,237
COGS	(5,419)	(2,626)	(61)	(352)	(100)	(952)	765	(8,746)
Gross profit	523	1,006	(7)	316	59	191	156	2,243
DGA/DVE	(288)	(147)	(3)	(51)	(15)	(123)	(455)	(1,082)
Depreciation	318	254	13	98	24	156	(75)	788
Proportional EBITDA of jointly controlled Companies	-		-	-	-	-	313	313
Adjusted EBITDA	553	1,112	3	362	69	224	(60)	2,263

3Q22 Results (R$ million)	Steel	Mining	Logistics (Port)	Logistics (Rail)	Energy	Cement	Corporate Expenses/ Eliminations	Consolidated

Net Revenue	7,698	2,527	69	653	48	778	(875)	10,897
Internal Market	5,655	438	69	653	48	778	(1,091)	6,549
Foreign Market	2,044	2,089	-	-	-	-	215	4,348
COGS	(6,426)	(1,800)	(54)	(397)	(53)	(501)	873	(8,359)
Gross profit	1,272	727	14	256	(5)	276	(3)	2,538
DGA/DVE	(334)	(63)	(7)	(37)	(10)	(100)	(248)	(798)
Depreciation	313	253	9	108	4	82	(78)	689
Proportional EBITDA of jointly controlled Companies	-	-	-	-	-	-	285	285
Adjusted EBITDA	1,251	916	16	327	(10)	257	(44)	2,713

Results of the Steel Industry

According to the World Steel Association (WSA), global crude steel production totaled 460.4 million tons (Mt) in the third quarter of 2023, which represents a decrease of 4.5% compared to the previous quarter as a consequence of the seasonality of the period, but an increase of 1.9% compared to the same period in 2022, reflecting the higher level of activity in the Chinese market. The European Union reduced its production by 9.9% compared to the previous quarter and 6.5% compared to the same period last year, impacted by the environment of high interest rates, inflation and still high energy costs. In turn, China produced 56.3% of the global volume (259.3 Mt) in 3Q23, which corresponds to a quarterly reduction of 5.3 p.p., but an increase of 2.8 p.p. compared to the same period of the previous year. The expectations for 2023 remain positive as Chinese government incentives indicate a prospect of a 1.8% increase in global steel production, after a 3.3% contraction in 2022. Brazil, on the other hand, produced 8.0 Mt in 3Q23, which corresponds to a decrease of 2.4% in relation to the previous quarter and 3.6% when compared to the same period of the previous year, mainly impacted by the increase in imports. The outlook for local market activity in 2023 is less encouraging, even after the normalization of production by relevant players, but with intense competition with imported material and with demand still responding slowly to the cycle of cuts in the Selic rate and government stimulus through programs such as PAC, Minha Casa, Minha Vida, Plano Safra and etc.

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Quarterly Financial Information – September 30, 2023 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Steel Production (thousand tons)

In the case of CSN, Slab Production in 3Q23 totaled 922 thousand tons, a performance 25.9% higher than in the previous quarter, which reflects the normalization of the operation after a series of bottlenecks faced in the first semester. In turn, the production of flat rolled products, our main market, reached 835 Kton, which represents an increase of 7.8% compared to 2Q23, reflecting the resumption of the production process and bringing the volume produced to numbers closer to previous periods.

Sales Volume (Kton) – Steel

Total sales reached 1,018 thousand tons in the third quarter of 2023, a volume 3.1% lower than in 2Q23. When analyzing the behavior in different markets, it can be seen that the domestic market showed growth even with all the pressure faced with imported products, with emphasis on the hot rolled products performance. Domestic sales totaled 747 thousand tons of steel products in 3Q23, which represents an increase of 1.1% compared to 2Q23 and reinforces the normalization of the operation and the Company's resilience in managing to maintain an assertive commercial strategy even with all the pressure seen in the period. In the foreign market, sales totaled 271 thousand tons in 3Q23 and were 13.0% lower than in 2Q23, as a result of seasonality and weaker dynamics in the European market. During the quarter, 5,000 tons were exported directly, and 267,000 tons were sold by subsidiaries abroad, of which, 67,000 tons were sold by LLC, 132,000 tons by SWT and 68,000 tons by Lusosider.

Regarding total Sales Volume in 3Q23, the main highlight was the flat steel segment for construction, with a 24.1% increase compared to the previous quarter. On the other hand, Automotive (-11.9%) and Home Appliances (-4.2%) appear among the main negative highlights after a stronger start to the year. In the year-on-year comparison, there was a significant recovery in Home Appliances and flat steel for construction, but with decreases in the other segments.

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Quarterly Financial Information – September 30, 2023 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

According to ANFAVEA (National Association of Automotive Vehicle Manufacturers), production in 3Q23 registered 619 thousand units, an increase of 3.8% over the previous quarter. According to the Association, the volume of vehicle registrations increased by 19.8% in the third quarter.

When looking at data from the Brazil Steel Institute (IABr), Crude Steel production in 3Q23 reached 7.96 Mton, a performance 6.6% lower than in the same period of 2022 and 1.6% below 2Q23. Apparent Consumption was 6.34 Mton, an increase of 2.8% year-on-year and 7.9% compared to 2Q23. In turn, the Steel Industry Confidence Indicator (ICIA) for September was 37.7 points, which represents a reduction of 4.9 p.p. compared to December 2022, a performance that reflects all the dissatisfaction and insecurity with the greater entry of imported products into the Brazilian market.

According to IBGE data, the production of home appliances for the month of September 2023 registered an increase of 6.8% compared to the previous year, reinforcing the continuous improvement of the home appliances segment after the weak performance observed last year.

Sales by Market Segment

•	Net Revenue in the Steel Industry reached R$ 5,344 million in 3Q23, a performance 10.1% lower than in 2Q23, as a result of the adjustment in prices in the domestic market and the lower dynamism in the foreign market. In this sense, the Average Price in 3Q23 in the domestic market was 6.7% lower than in 2Q23, which shows the pressure exerted by imported material. On the other hand, the price in the foreign market was even lower, with a drop of 11.5% compared to the previous quarter, impacted both by lower commercial activity and by a greater penetration of external material at more competitive prices.

•	In turn, the Slab Cost in 3Q23 reached R$ 3,563/t, a reduction of 13.4% compared to the previous quarter, as a direct consequence of the normalization of production, helping to dilute fixed costs, in addition to the lower volume of plates purchased.

Slab Cost with deprec. (R$/t)	3Q23 Production Cost

•	The steel industry's Adjusted EBITDA reached R$ 183 million in 3Q23 and was 67.0% lower than in 2Q23, with an Adjusted EBITDA Margin of 3.4% (-5.9 p.p.). This result reflects the combination of a weaker foreign market and a domestic performance marked by operational normalization and price adjustments in order to make the local product more competitive. On the other hand, it is worth highlighting the transient effect of this lower profitability, as all necessary adjustments have already been made, while a gradual recovery of the Brazilian market is becoming evident.
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Quarterly Financial Information – September 30, 2023 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Adjusted EBITDA and Steel Margin (R$ MM and %)

Mining Result

In the mining sector, the quarter was marked by high demand for iron ore in China and an improvement in price levels, with the appreciation of Platts that closed 3Q23 US$ 3.06 above the average observed in the previous quarter. Steel production in China remains at high levels, leading to increases in capacity utilization at Chinese steel mills and low levels of ore inventories at both Chinese mills and ports. This situation ended up weighing favorably on the price of ore and has been driven by the Chinese government's stimulus packages, in an attempt to inject liquidity into the economy and ensure low financing costs for the consumer, manufacturing, infrastructure and real estate segments. Such moves have boosted demand for iron ore, including for lower-quality products as margins at Chinese steel mills remain quite tight. In this scenario, the iron ore price closed 3Q23 with an average of US$ 114.04/dmt (Platts, Fe62%, N. China), 2.8% higher than in 2Q23 (US$ 110.98/dmt) and 10.4% higher than in 3Q22 (US$ 103.31 /dmt).

Regarding Sea Freight, the BCI-C3 Route (Tubarão-Qingdao) presented an average of US$ 20.3/wmt in 3Q23, which represents a reduction of 3.6% compared to the freight cost of the previous quarter, as a reflection of the increase in spot supply in the Atlantic Ocean. In addition, the rainy season in Africa and the large amount of cargo negotiated within contracts supported this scenario, helping to offset the increase in fuel prices in the period.

Total Production – Mining (Thousand tons)	Sales Volume – Mining (Thousand tons)

•	Iron Ore Production added yet another record volume of 11,589 thousand tons in 3Q23, which represents an increase of 3.9% compared to the volume recorded in 2Q23 and an increase of 20.4% compared to the same period last year. This is the second consecutive production record achieved by the Company and confirms the excellent operational momentum seen this year, even more so when it is observed that there was a significant improvement in the mix of own production and consequent reduction in the volume of purchases from third parties when compared to the previous period. Additionally, the performance achieved in 9M23 places CSN in a comfortable position to revise its production and purchase guidance to 42.0 - 42.5 Mton stipulated for 2023.
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Quarterly Financial Information – September 30, 2023 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

•	Sales Volume, in turn, also reached a record result of 11,641 thousand tons in 3Q23, surpassing by 3.4% the record set in the previous quarter and 28.0% above the same period of the previous year. The company was able to take advantage of the favorable scenario with strong Chinese demand and the dryer period to deliver a quarterly sales record.

•	In 3Q23, Adjusted Net Revenue totaled R$ 4,335 million and was 19.4% higher than in 2Q23, a performance that reflects not only the higher volume of shipments, but also the higher price realization seen in the period. As a result, Net Unitary Revenue was US$ 75.23 per wet ton, which represents an increase of 14.5% compared to 2Q23, following the upward trajectory of the price of Platts and open cargoes that offset the 5.1% appreciation of the exchange rate.

•	In turn, the Cost of Goods Sold from mining totaled R$ 2,567 million in 3Q23, a reduction of 2.2% compared to the previous quarter, even with higher commercial activity, which is justified by the lower volume of third-party purchases and lower use of third-party ports. On the other hand, the C1 cost reached US$ 21.3/t in 3Q23, 1.4% lower than in the previous quarter, reflecting the higher dilution of fixed costs and lower SG&A unit costs that ended up offsetting the increase in diesel in the period.

•	Adjusted EBITDA reached R$ 1,966 million in 3Q23, with a significant quarterly Adjusted EBITDA Margin, reaching 45.4% or 14.7 p.p. higher than in the previous quarter. This increase in profitability is the result of a very favorable situation that combined record sales volume with better ore prices.

Cement Result

According to the National Union of the Cement Industry (SNIC), cement sales in Brazil from January to September 2023 had a slight decrease of 2.0% when compared to the same period of the previous year. This scenario reflects a normalization of the market after the boom experienced during the pandemic, plus the effects of a still high interest rate, the maturation of the new public policies of a government in its first year in office and a volume of rainfall above the historical average, especially in some regions such as the South of the country. On the other hand, even considering all these effects, the market remains quite resilient and already shows some signs of recovery. For example, cement sales in Brazil grew 8.3% in 3Q23 compared to the previous quarter and the consumer confidence index reached the highest level since 2014. In addition, job recovery scenario and GDP, in addition to the cooling of inflation and the beginning of the downward trajectory of interest rates are other indications that should boost sales in the coming months. Finally, the announcement of the new modality of the Growth Acceleration Program (PAC) and the reformulation of Minha Casa, Minha Vida are new evidence that should provide even more support for a new growth cycle in the sector.

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Quarterly Financial Information – September 30, 2023 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

In terms of commercial performance, CSN's sales in 3Q23 totaled 3,263 Kton, which represents a small decrease of 2.1% compared to the previous quarter, but 4% above the same period of the previous year.

Sales Volume - Cement (thousand tons)

* LafargeHolcim's operations were integrated in September 2022.

•	Net Revenue, in turn, reached R$ 1,159 million in 3Q23 and was 1.5% higher than in the previous quarter, reinforcing the more assertive commercial strategy and the better price level practiced in the period, especially for the structured cement and bulk market. This eventually compensated for the lower sales volume in the period.

•	In 3Q23, cement Unitary Cost fell 1.8% compared to the previous quarter, as a result of lower costs with raw materials.

•	In turn, the segment’s Adjusted EBITDA increased by 19.1% compared to the previous quarter, reaching R$ 266 million in 3Q23 and with an Adjusted EBITDA Margin of 23.0%, or 3.4 p.p. higher than in 2Q23, reinforcing all the synergy capture achieved in the period. In addition, the environment remains favorable for margin expansion as there is room for further recovery in prices and sales in the coming months.

Energy Result

In 3Q23, energy prices remained at a level still below the average of recent years, due to the high level of water that has been recorded in the reservoirs. As a result, the volume of energy traded in the quarter generated Net Revenue of R$ 122 million, which represents a reduction of 23.5% compared to the previous quarter. Adjusted EBITDA also decreased in the period, reaching R$ 25 million and generating an Adjusted EBITDA Margin of 20.3%, which represents a reduction of 23.1 p.p. compared to the previous quarter, when the recognition of tax credits favored profitability.

Logistics Result

Railway Logistics: In 3Q23, Net Revenue reached RR$ 730 million, with an Adjusted EBITDA of R$ 406 million and Adjusted EBITDA Margin of 55.7%. Compared to 2Q23, revenue increased 9.2% due to the seasonality of the period and a higher volume of goods transported. In the same line of comparison, Adjusted EBITDA was 12.2% higher.

Port Logistics: In 3Q23, 292 thousand tons of steel products were shipped by Sepetiba Tecon, in addition to 14 thousand containers, 4 thousand tons of general cargo and 239 thousand tons of bulk. Compared to the previous quarter, the Company

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Quarterly Financial Information – September 30, 2023 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

significantly increased its shipments, with the increase in the volume of steel products and in the volume of bulk. As a result, Net Revenue from the port segment was 37.3% higher than in the previous quarter, reaching R$ 75 million in 3Q23, with a positive impact on Adjusted EBITDA for the period, which was R$ 19 million in the quarter and Adjusted EBITDA Margin of 25.2%, or 20.2 p.p. higher than in 2Q23.

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Quarterly Financial Information – September 30, 2023 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

ESG – Environmental, Social & Governance

ESG PERFORMANCE – CSN GROUP

Since the beginning of 2023, CSN has adopted a new format for disclosing its ESG actions and performance, providing its performance in ESG indicators on an individual basis. The new model allows stakeholders to have access to the main results and indicators on a quarterly basis and to monitor them effectively and even more quickly. Access can be made through the results center on CSN's IR website: https://ri.csn.com.br/informacoes-financeiras/central-de-resultados/

The information included in this release was selected based on relevance and materiality to the company. Quantitative indicators are presented compared to the period that best represents the metric for monitoring them. Thus, some are compared to the same quarter of the previous year, and others will be compared to the average of the previous period, ensuring a comparison based on seasonality and periodicity. Additionally, it is important to highlight that the ESG Performance Report also incorporates the performance indicators of the new assets of CSN Cimentos, acquired in 2022, so that some absolute indicators will change significantly when compared to the previous period.

More detailed historical data on CSN's performance and initiatives can be found in the 2022 Integrated Report, released in April 2023 (https://esg.csn.com.br/nossa-empresa/relatorio-integrado-gri ). ESG indicator assurance occurs annually for the Integrated Report's closing, so the information contained in quarterly releases is subject to adjustments resulting from this process.

It is also possible to track CSN's ESG performance in an agile and transparent manner on our website through the following electronic address: https://esg.csn.com.br .

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Quarterly Financial Information – September 30, 2023 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Capital Markets

In the third quarter of 2023, CSN's shares were practically stable (+0.1%), while the Ibovespa index fell 1.3%. The average daily volume (CSNA3) traded on B3, in turn, was R$ 100.8 million in 3Q23. On the New York Stock Exchange (NYSE), the Company's American Depositary Receipts (ADRs) depreciated 7.7% in dollar terms, while the Dow Jones index decreased 2.6%. The average daily trading of ADRs (SIDs) on the NYSE in 3Q23 was US$ 5.9 million.

3Q23
No. of shares in thousands	1,326,094
Market Cap
Closing Quote (R$/share)	12.14
Closing Quote (US$/ADR)	2.39
Market Value (R$ million)	16,099
Market Value (US$ million)	3,169
Change in the period
CSNA3 (R$)	-0.08%
SID (US$)	-7.72%
Ibovespa (R$)	-1.29%
Dow Jones (US$)	-2.62%
Volume
Daily average (thousand shares)	8,013
Daily average (R$ thousands)	100,786
Daily average (thousand ADRs)	2,316
Daily Average (US$ thousand)	5,995
Source: Bloomberg

Earnings Conference Call:

3Q23 Earnings Presentation Webcast Investor Relations Team

Conference Call in Portuguese with Simultaneous Translation into English November 14, 2023

11:30 a.m. (Brasilia time)

09:30 a.m. (New York time)

+55 11 3181-8565 / +55 11 4090-1621

Code: CSN

Replay Phone: +55 11 4118-5151

Replay Code: 219011#

Webcast: click here

Marcelo Cunha Ribeiro – CFO and Executive Director of IR Pedro Gomes de Souza (pedro.gs@csn.com.br) Rafael Costa Byrro (rafael.byrro@csn.com.br) Ricardo Reis (ricardo.reis.rr2@csn.com.br)

Some of the statements contained herein are forward-looking statements that express or imply expected results, performance or events. These perspectives include future results that may be influenced by historical results and the statements made in 'Outlook'. Current results, performance and events may differ materially from assumptions and prospects and involve risks such as: general and economic conditions in Brazil and other countries; interest and exchange rate levels, protectionist measures in the U.S., Brazil, and other countries, changes in laws and regulations, and general competitive factors (on a global, regional, or national basis).

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Quarterly Financial Information – September 30, 2023 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

INCOME STATEMENT

CONSOLIDATED – Corporate Law – In Thousands of Reais

3Q23	2Q23	3Q22
Net Sales Revenue	**11,125,028**	**10,989,111**	**10,897,049**
Domestic Market	5,612,907	5,752,225	6,548,900
External Market	5,512,121	5,236,886	4,348,149
Cost of Goods Sold (COGS)	**(8,319,723)**	**(8,745,660)**	**(8,358,934)**
COGS, no Depreciation and Exhaustion	(7,492,629)	(7,969,103)	(7,681,574)
Depreciation/Exhaustion answered at cost	(827,094)	(776,557)	(677,360)
Gross Profit	**2,805,305**	**2,243,451**	**2,538,115**
Gross Margin (%)	**25%**	**20%**	**23%**
Sales Expenses	(977,637)	(875,691)	(644,262)
General and Administrative Expenses	(182,307)	(194,446)	(142,483)
Depreciation and Amortization in Expenses	(15,295)	(11,594)	(11,673)
Other Net Income (Expenses)	(113,319)	(128,058)	(706,138)
Equity Income	130,771	107,302	93,361
Operating Income Before Financial Results	**1,647,518**	**1,140,964**	**1,126,920**
Net Financial Results	(1,223,475)	(1,185,909)	(318,494)
Result Before Tax and Social Contribution	**424,043**	**(44,945)**	**808,426**
Income Tax and Social Contribution	(333,249)	328,243	(570,794)
Net Income (Loss) for the Period	**90,794**	**283,298**	**237,632**

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Quarterly Financial Information – September 30, 2023 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

BALANCE SHEET

CONSOLIDATED – Corporate Law – In Thousands of Reais

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Quarterly Financial Information – September 30, 2023 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

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Quarterly Financial Information – September 30, 2023 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

CASH FLOW STATEMENT

CONSOLIDATED – Corporate Law – In Thousands of Reais

3Q23	2Q23	3Q22
Net Cash Flow from Operating Activities	**3,969,837**	**1,114,546**	**3,115,193**
Net income / (Loss) for the year attributable to controlling shareholders	(154,480)	183,603	133,391
Net income / (Loss) for the year attributable to non-controlling shareholders	245,274	99,695	104,241
Charges on borrowings and financing	949,546	900,356	663,415
Charges on loans and financing granted	(48,123)	(46,284)	(41,507)
Charges on lease liabilities	23,212	16,496	17,590
Depreciation, exhaustion and amortization	867,014	811,861	710,340
Equity result	(130,771)	(107,302)	(93,361)
Deferred taxes	(236,597)	(229,112)	277,035
Tax, social security, labor, civil and environmental provisions	(74,542)	(116,185)	29,001
Exchange, monetary and hedge cash flow changes	115,605	(395,898)	277,189
Write-offs of fixed assets and intangibles	4,314	2,901	4,168
Update actions - VJR	87,680	126,844	89,002
Indemnification receivables	-	-	(422,254)
Environmental liability provisions and decommissioning	19,103	27,616	(37,078)
Investee dividends	(41)	(51,140)	(2,091)
Provision (Reversal) for consumption and services	63,583	(63,508)	(5,261)
Net gain from disposal of equity interest	(92,438)	-	-
Other provisions	24,701	31,685	821
Change in assets and liabilities	**2,879,149**	**1,165,687**	**1,909,972**
Accounts receivable - third parties	(310,512)	925,995	343,538
Accounts receivable - related parties	7,281	(4,332)	21,004
Inventories	158,181	593,203	414,546
Dividends and related party credits	41	51,140	2,086
Taxes to be Compensated	(81,318)	(130,435)	(190,846)
Judicial Deposits	30,708	(357)	(8,703)
Suppliers	783,190	420,997	(112,607)
Suppliers - Drawn Risk and Forfaiting	115,154	(1,164,484)	1,335,412
Salaries and social security contributions	74,111	65,401	76,754
Taxes	57,440	(184,283)	(37,555)
Accounts payable - related parties	8,128	(56,691)	(85,669)
Customer Advance - Glencore	1,043,889	793,807	(288,368)
Adiantamento de clientes contratos de energia	901,489	-	701,157
Other	91,367	(144,274)	(260,777)
Other payments and receipts	**(572,352)**	**(1,242,769)**	**(499,420)**
Interest Paid	(704,281)	(1,057,089)	(573,729)
Receipts/payments of derivative transactions	131,929	(185,680)	74,309
Cash Flow from Investment Activities	**(1,189,819)**	**(792,700)**	**(5,173,049)**
Investments/AFAC	(109,952)	(141,369)	(157,773)
Acquisition Fixed Assets, investment property and intangibles	(1,191,019)	(919,134)	(817,978)
Loans granted - related parties	-	(17,626)	(3,719)
Financial investment, net of redemption	(5,613)	283,369	80,330
Receipt from disposal of equity interest	114,763	-	-
Acquisition of CSN Cimentos Brasil	-	-	(4,770,354)
Cash received from the acquisition of investments of CSN Cimentos Brasil	-	-	496,445
Receipt of loans and interest from related parties	2,002	2,060	-
Cash Flow from Financing Activities	**553,048**	**(2,055,926)**	**1,442,403**
Borrowings and financing	2,641,489	3,363,284	3,825,815
Amortization loans - principal	(1,965,541)	(2,543,905)	(2,276,991)
Borrowing Cost	(61,633)	(101,956)	(65,624)
Lease amortization	(61,265)	(53,247)	(40,797)
Dividends and interest on equity paid	(2)	(2,720,102)	-
Exchange Rate Change on Cash and Cash Equivalents	**(5,869)**	**36,486**	**11,132**
Increase (Reduction) in Cash and Cash Equivalents	**3,327,197**	**(1,697,594)**	**(604,321)**
Cash and cash equivalents at the beginning of the period	11,975,423	13,673,017	14,923,694
Cash and cash equivalents at the end of the period	15,302,620	11,975,423	14,319,373

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Quarterly Financial Information – September 30, 2023 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

EXPLANATORY NOTES TO THE FINANCIAL STATEMENTS
(In thousands of reais, unless otherwise noted)

1.	DESCRIPTION OF BUSINESS

Companhia Siderúrgica Nacional (“CSN”, also referred to as “Company” or “Parent company”), is a publicly held company incorporated on April 9, 1941, under the laws of the Federative Republic of Brazil (Companhia Siderúrgica Nacional, its subsidiaries, joint ventures, joint operations and associates are collectively referred to herein as the "Group”). The Company’s registered office is located in São Paulo, SP, Brazil.

CSN is listed on the São Paulo Stock Exchange (B3 S.A. - Brasil, Bolsa, Balcão) and on the New York Stock Exchange (“NYSE”), reporting its information to the Brazilian Securities and Exchange Commission (“CVM”) and to the U.S. Securities and Exchange Commission (“SEC”).

The Group's main operating activities are divided into five 5 segments as follows:

•	Steel:

The Company’s main industrial facility is the Presidente Vargas Steelworks (“UPV”), located in the city of Volta Redonda, State of Rio de Janeiro. This segment consolidates all operations related to the production, distribution and sale of flat steel, long steel, metallic containers and galvanized steel. In addition to the facilities in Brazil, CSN has commercial operations in the United States and operations in Portugal and Germany in order to gain markets and provide excellent services to final consumers. Its steel is used in home appliances, civil construction, package and automobile industries.

•	Mining:

The production of iron ore is developed in the cities of Congonhas, Belo Vale and Ouro Preto, State of Minas Gerais, by its subsidiary CSN Mineração S.A. (“CSN Mineração”). The Company’s mining activities also include tin exploration in the state of Rondônia by CSN's subsidiary Estanho de Rondônia S.A. (“ERSA”), to supply the needs of the UPV. The surplus of this raw material is sold to subsidiaries and third parties.

Iron ore is sold basically in the international market, especially in Europe and Asia. The prices charged in these markets are historically cyclical and subject to significant fluctuations over short periods of time, driven by several factors related to global demand, strategies adopted by the major steel producers, and the foreign exchange rate. All these factors are beyond the Company’s control. The ore is transported by rail to the Terminal de Carvão e Minérios from the Itaguaí Port (“TECAR”), a solid bulk terminal, one of the four terminals that comprise the Itaguai Port, located in the State of Rio de Janeiro and from TECAR to customers around the world. The imports of coal and coke are also carried out through this terminal by provision of services by CSN Mineração to CSN.

As a pioneer in the use of technologies that result in the possibility of stacking the tailings generated in the iron ore production process, CSN Mineração has its iron ore production, since January 2020, 100% independent of tailings dams. After significant investments in recent years to raise the level of reliability, disposal and dry stacking, CSN Mineração has advanced to a scenario in which 100% of our tailings goes through a dry filtering process and are stacked in piles, geotechnically controlled, in areas exclusively destined for stacking.

As a consequence of these measures, decommissioning of dams is the natural path for processing filtered tailings. All of our mining dams are positively certified and comply with the environmental legislation in force.

•	Cements:

CSN entered the cement market driven by the synergy between this activity and its existing businesses. The cement production unit located next to the UPV facilities, in Volta Redonda/RJ, produces CP-III type cement using slag produced by UPV's own blast furnaces. There is also the exploration of limestone and dolomite at the Arcos/MG unit to meet the needs of the steel industry and the cement factory, as well as the production of clinker at the same unit.

On August 31, 2021, the subsidiary CSN Cimentos S.A. (“CSN Cimentos”) concluded the acquisition of control of Elizabeth Cimentos S.A. and Elizabeth Mineração Ltda., operating in the Northeast region, especially in Paraíba and Pernambuco. On May 1, 2022, Elizabeth Mineração was merged into CSN Cimentos.

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Quarterly Financial Information – September 30, 2023 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

On September 9, 2021, CSN Cimentos entered into the Agreement for the Sale and Purchase of the Shares in LafargeHolcim (Brasil) S.A., for the acquisition of 100% of the shares issued by LafargeHolcim (Brasil) S.A. (“LafargeHolcim”). On September 6, 2022, the acquisition of all shares issued by LafargeHolcim S.A. was completed, with the corporate name of LafargeHolcim being changed to "CSN Cimentos Brasil S.A.", which became controlled by CSN Cimentos. The Company's main activities are: production, industry and general trade of cement, lime, mortar, minerals and metals in general and complementary products for civil construction, in natura with industrial plants, warehouses and branches across a large part of the national territory.

On August 31, 2023, the Extraordinary General Meeting approved the incorporation of CSN Cimentos by CSN Cimentos Brasil with the consequent transfer of all assets, properties (movable and immovable), rights and obligations, in accordance with the terms of the “Protocol and Justification of the Incorporation of CSN Cimentos S.A. by CSN Cimentos Brasil S.A.”. Thus, CSN Cimentos was extinguished, all its shares were canceled and, in replacement, its shareholders received shares in CSN Cimentos Brasil. All activities carried out by CSN Cimentos are now carried out by CSN Cimentos Brasil. The Valuation Report of CSN Cimentos' assets was prepared on June 30, 2023, serving as the basis for determining a capital increase in CSN Cimentos Brasil in the amount of R$2,383,276.

•	Logistics:

Railroads:

CSN has interests in three railroad companies: MRS Logística S.A. (“MRS”), which manages the former Southeast Railway System of Rede Ferroviária Federal S.A. (“RFFSA”), Transnordestina Logística S.A. (“TLSA”) and FTL - Ferrovia Transnordestina Logística S.A. (“FTL”), which holds the concession to operate the former Northeast Railway System of RFFSA, in the States of Maranhão, Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco, Alagoas - stretches from São Luís to Altos, Altos to Fortaleza, Fortaleza to Sousa, Sousa to Recife/Jorge Lins, Recife/Jorge Lins to Salgueiro, Jorge Lins to Propriá, Paula Cavalcante to Cabedelo, Itabaiana to Macau (Mesh I) and TLSA is responsible for the stretches from Eliseu Martins-Trindade, Trindade-Salgueiro, Salgueiro-Missão Velha and Missão Velha-Pecém (Mesh II), under construction.

Ports:

The Company operates in the State of Rio de Janeiro, by means of its subsidiary Sepetiba Tecon S.A., the Container Terminal (“TECON”) and by means of its subsidiary CSN Mineração, the TECAR, both located at the Itaguaí Port. Established in the harbor of Sepetiba, the mentioned port has a privileged highway, railroad, and maritime access.

TECON is responsible for the movement and storage of containers, vehicles, steel products, general cargo, among other products, and TECAR performs the operational activities of loading and unloading of solid bulk ships, storage and distribution (road and rail) of coal, coke, petroleum coke, clinker, zinc concentrate, sulfur, iron ore and other bulk, intended for the seaborne market, for our own operation and for different customers.

•	Energy:

Since the energy supply is fundamental in CSN”s production process, the Company has electricity generation assets to mitigate costs, aiming at greater competitiveness.

On June 30, 2022, the Company's subsidiaries, CSN Cimentos and CSN Energia S.A. ("CSN Energia"), completed the acquisition of Santa Ana Energética S.A. (“Santa Ana”), as well as Topázio Energética S.A. ("Topázio") and, indirectly, Brasil Central Energia Ltda. ("BCE"), a subsidiary of Topázio, under the terms of the Share Purchase Agreement entered into on April 8, 2022 with Brookfield Americas Infrastructure (Brazil Power) Fundo de Investimento em Participações Multiestratégia, managed by Brookfield Brasil Asset Management Investimentos Ltda. On October 7, 2022, subsidiaries CSN Mineração and CSN Energia S.A. concluded the acquisition of 100% of the shares of Companhia Energética Chapecó – CEC, holder of the grant of Quebra-Queixo Hydroelectric Power Plant (“Chapecó”), as provided for in the Agreement for the Purchase and Sale of Shares and Other Covenants and in the Private Instrument of Assignment of Rights and Obligations entered into on July 1, 2022 and July 25, 2022, respectively.

In July 2022, The Company won the auction held by the State of Rio Grande do Sul, for the sale of 100% of the shares in its possession, 6,381,908 equivalent to 66.23% of the share capital, of Companhia Estadual de Energia Elétrica - CEEE-G, as part of the CEEE Group privatization program, in accordance with State Law 15.298/19.On October 21, 2022, the transaction was completed with payment by the company of the auction winning price. On December 22, 2022, the acquisition of Eletrobras' 32.74% interest in CEEE-G was concluded, and the Company currently holds 99% of the share capital of CEEE-G.

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Quarterly Financial Information – September 30, 2023 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

•	Going Concern:

Management understands that the Company has adequate resources to continue its operations. Accordingly, the Company's interim financial information for the period ended September 30, 2023, have been prepared on a going concern basis.

2.	BASIS OF PREPARATION AND STATEMENT OF COMPLIANCE

2.a)	Statement of compliance

The parent company and consolidated interim financial information (“interim financial information”) have been prepared and are being presented in accordance with the accounting practices adopted in Brazil issued by the Brazilian Accounting Pronouncements Committee (“CPC”), approved by the Brazilian Securities and Exchange Commission (“CVM”) and by the Brazilian Federal Accounting Council (“CFC”), and in accordance with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standard Board (“IASB”) and disclose all the relevant information of the interim financial information, and only this information, which corresponds to that used by the Company's management in its activities. The consolidated interim financial information are identified as “Consolidated” and the parent company's individual interim financial information are identified as “Parent Company”.

2.b)	Basis of presentation

The interim financial statements were prepared based on the historical cost and were adjusted to reflect: (i) the fair value measurement of certain financial assets and liabilities (including derivative instruments), as well as pension plan assets; and (ii) impairment losses. When IFRS and CPCs allows the option between cost or another measurement criterion, the cost of acquisition criterion was used.

The preparation of these interim financial statements requires Management to use certain accounting estimates, judgments and assumptions that affect the application of Accounting Polices and the amounts reported on the balance sheet date of assets, liabilities, income, and expenses may differ from actual future results. The assumptions used are based on history and other factors considered relevant and are reviewed by the Company’s management.

The interim financial information has been prepared and is being presented in accordance with CPC 21 (R1) - “Interim Financial Reporting” and IAS 34 - “Interim Financial Reporting”, consistently with the standards issued by the CVM. This interim financial information does not include all requirements of annual or full financial statements and, accordingly, should be read in conjunction with the Company’s financial statements for the year ended December 31, 2022.

Therefore, in this interim financial information the following notes are not repeated, either due to redundancy or to the materiality in relation to those already presented in the annual financial statements:

Note 10 - Basis of consolidation and investments

Note 12 - Intangible assets

Note 18 - Income tax and social contribution

Note 19 - Installment taxes

Note 20 - Tax, social security, labor, civil, environmental provisions and judicial deposits

Note 29 - Information by business segment

Note 30 - Employee benefits

Note 31 - Commitments

The consolidated financial statements were approved by Board of Directors on November 13, 2023.

2.c)	Functional currency and presentation currency

The accounting records included in the interim financial statements of each of the Company’s subsidiaries are measured using the currency of the principal of the economic environment in which each subsidiary operates (“the functional currency”). The consolidated and parent company interim financial statements are presented in BRL (reais), which is the Company’s functional and reporting currency.

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Quarterly Financial Information – September 30, 2023 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing on the transaction or valuation dates, in which the items are remeasured. The balances of the asset and liability accounts are converted using the exchange rate on the balance sheet date. As of September 30, 2023, US$1.00 was equivalent to BRL5.0076 (BRL5.2177 on December 31, 2022) and €1.00 was equivalent to BRL5.3000 (BRL5.5694 on December 31, 2022), according to the rates obtained from Central Bank of Brazil website.

2.d)	Statement of value added

Pursuant to Law 11,638/07, the presentation of the statement of added value is required for all publicly held companies. These statements were prepared in accordance with CPC 09 - Added Value Statement, approved by CVM Resolution 557/08. The IFRS does not require the presentation of this statement and for IFRS purposes is presented as additional information.

3.	CASH AND CASH EQUIVALENTS

		Consolidated		Parent Company
	09/30/2023	12/31/2022	09/30/2023	12/31/2022
Cash and banks
In Brazil	66,387	85,120	29,600	49,794
Abroad	10,744,016	6,310,338	121,776	136,756
	10,810,403	6,395,458	151,376	186,550

Investments
In Brazil	4,426,577	5,110,749	1,810,687	2,652,855
Abroad	65,640	485,149	1,404
	4,492,217	5,595,898	1,812,091	2,652,855
	15,302,620	11,991,356	1,963,467	2,839,405

Our investments are basically in private and public securities with yields linked to the variation of Interbank Deposit Certificates (CDI) and repo operations backed by National Treasury Notes, respectively. The Company invests part of the funds through exclusive investment funds which have been consolidated in this interim financial information.

Our investments are in private securities in top-rated banks and are remunerated at pre-fixed rates.

4.	FINANCIAL INVESTMENTS

				Consolidated				Parent Company
	Current		Non-current		Current		Non-current
	09/30/2023	12/31/2022	09/30/2023	12/31/2022	09/30/2023	12/31/2022	09/30/2023	12/31/2022
Investments (1)	38,491	271,590	16,731	15,675	30,371	22,715
Usiminas shares (2)	1,106,108	1,184,895			1,106,108	1,184,895
Bonds (3)			115,175	140,510			115,175	140,510
	1,144,599	1,456,485	131,906	156,185	1,136,479	1,207,610	115,175	140,510

(1)	These are restricted financial investments and linked to a Bank Deposit Certificate (CDB) to guarantee a letter of guarantee from financial institutions and financial investments in Public Securities (LFT - Letras Financeiras do Tesouro) managed by their exclusive funds.
(2)	A guarantee (fiduciary alienation) was constituted over a portion of the shares of Usiminas Siderúrgica de Minas Gerais S.A. held by the Company.
(3)	Bonds with Banco Fibra maturing in February 2028 (see note 20.a).

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Quarterly Financial Information – September 30, 2023 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

5.      TRADE RECEIVABLES

		Consolidated		Parent Company
	09/30/2023	12/31/2022	09/30/2023	12/31/2022
Trade receivables
Third parties
Domestic market	1,690,718	1,636,804	1,089,062	860,942
Foreign market	1,612,720	1,720,056	38,940	92,679
	3,303,438	3,356,860	1,128,002	953,621
Expected credit losses	(220,460)	(232,830)	(116,806)	(122,872)
	3,082,978	3,124,030	1,011,196	830,749
Related parties (Note 20 a)	96,070	109,134	993,776	1,125,782
	3,179,048	3,233,164	2,004,972	1,956,531

The composition of the gross balance of accounts receivable from third party consumers is shown as follows:

		Consolidated		Parent Company
	09/30/2023	12/31/2022	09/30/2023	12/31/2022
Current	2,994,055	2,934,057	953,331	781,406
Past-due up to 30 days	38,009	163,959	16,291	37,036
Past-due up to 180 days	83,801	54,452	62,404	28,526
Past-due over 180 days	187,573	204,392	95,976	106,653
	3,303,438	3,356,860	1,128,002	953,621

The changes in estimated credit losses are as follows:

		Consolidated		Parent Company
	09/30/2023	12/31/2022	09/30/2023	12/31/2022
Opening balance	(232,830)	(236,927)	(122,872)	(133,227)
(Loss)/Reversal estimated	3,968	(87)	3,475	1,623
Recovery and write-offs of receivables	8,402	13,197	2,591	8,732
Consolidation in the acquisition of companies		(9,013)
Closing balance	(220,460)	(232,830)	(116,806)	(122,872)

6.	INVENTORIES

		Consolidated		Parent Company
	09/30/2023	12/31/2022	09/30/2023	12/31/2022
Finished goods	3,524,674	4,421,166	1,977,693	2,308,211
Work in progress	2,994,954	3,501,145	1,372,784	2,123,539
Raw materials	2,665,375	3,297,213	1,780,210	2,492,779
Storeroom supplies	1,439,984	1,174,244	610,810	474,846
Advances to suppliers	59,700	37,619	29,984	30,170
Provision for losses	(89,745)	(96,493)	(22,542)	(16,124)
	10,594,942	12,334,894	5,748,939	7,413,421

Classified:
Current	9,283,122	11,289,229	5,748,939	7,413,421
Non-current (1)	1,311,820	1,045,665
	10,594,942	12,334,894	5,748,939	7,413,421

(1)	Long-term iron ore inventories that will be used after the construction of the processing plant, which will produce pellet feed.

The changes in estimated losses on inventories are as follows:

45

Quarterly Financial Information – September 30, 2023 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

		Consolidated		Parent Company
	09/30/2023	12/31/2022	09/30/2023	12/31/2022
Opening balance	(96,493)	(98,730)	(16,124)	(14,426)
Reversal/(Estimated losses) of inventories with low turnover and obsolescence	6,748	3,621	(6,418)	(1,698)
Consolidation in the acquisition of companies		(1,384)
Closing balance	(89,745)	(96,493)	(22,542)	(16,124)

7.	RECOVERABLE TAXES

		Consolidated		Parent Company
	09/30/2023	12/31/2022	09/30/2023	12/31/2022
State Value-Added Tax	1,286,785	1,130,843	860,122	793,761
Brazilian federal contributions (1)	2,051,405	1,862,828	1,058,179	1,094,392
Other taxes	156,800	189,087	126,670	129,002
	3,494,990	3,182,758	2,044,971	2,017,155

Classified:
Current	2,045,442	1,865,626	1,057,116	1,137,460
Non-current	1,449,548	1,317,132	987,855	879,695
	3,494,990	3,182,758	2,044,971	2,017,155

(1)	In a judgment finalized on September 24, 2021, the Federal Supreme Court, with general repercussion, decided for the unconstitutionality of the levy of IRPJ and CSLL on amounts of interest on arrears at the SELIC rate received because of the repetition of undue tax payment. Although the decision is still pending publication, and the Company's specific lawsuit is still pending judgment, based on its best estimate to date CSN reassessed the judgment on this lawsuit, as required by ICPC 22/IFRIC 23 and recorded a credit in the amount of R$229,000. After the final and unappealable court decision of the Company's legal action, these amounts will be considered in the tax assessments, in accordance with Federal Tax Authorities of Brazil.

Credits arise mainly from ICMS, PIS and COFINS on purchases of raw materials and fixed assets, in accordance with current legislation. These credits are naturally realized through offsetting with debts of the same nature or with other federal taxes, in the cases authorized by law. Based on analyses and projections made by Management, the Company does not expect risks of non-realization of these tax credits.

8.	OTHER CURRENT AND NON-CURRENT ASSETS

Other current and non-current assets are as follows:

				Consolidated				Parent Company
	Current		Non-current		Current		Non-current
	09/30/2023	12/31/2022	09/30/2023	12/31/2022	09/30/2023	12/31/2022	09/30/2023	12/31/2022
Judicial deposits (note 18)			506,817	533,664			210,796	231,627
Dividends receivables (note 20 a)	155,809	77,377			235,782	295,480
Prepaid expenses	386,098	347,870	72,736	82,586	226,736	244,416	54,686	58,950
Prepaid expenses	301,720	311,087	37,259	47,109	226,736	244,416	26,614	30,878
Prepaid expenses with sea freight	84,378	36,783
Actuarial asset (note 20 a)			35,477	35,477			28,072	28,072
Receivables from related parties	7,165	7,241	3,323,245	2,869,532	239,931	107,078	3,827,904	3,377,049
Loans with related parties (note 20 a )	5,335	5,383	1,617,913	1,384,773	5,335	5,383	2,020,000	1,668,382
Other receivables from related parties (note 20 a)	1,830	1,858	1,705,332	1,484,759	234,596	101,695	1,807,904	1,708,667
Other assets	208,579	344,012	1,255,579	1,263,936	39,336	63,216	1,222,201	1,222,894
Trading securities	8,096	9,596			7,981	9,488
Compulsory loans from Eletrobrás			54,254	58,030			51,624	55,336
Employee debts	64,602	59,578			31,333	28,101
Receivables by indemnity (1)	22,209		1,169,494	1,166,353			1,169,494	1,166,353
Term of Agreement GSF DFESA	14,264	14,264	20,208	30,906
Advances from Suppliers	13,233	12,335
Others	86,175	248,239	11,623	8,647	22	25,627	1,083	1,205
	757,651	776,500	5,158,377	4,749,718	741,785	710,190	5,315,587	4,890,520

(1)	In April 2023, the subsidiary CEEE-G recognized the amount of R$ 37,486, referring to the Taxes and Contributions Amounts (VIC) of the Hydroelectric Plants committed to Physical Guarantee Quota Contracts (CCGFs).In the 3rd quarter of 2022, the uncontroversial amount of R$422,254 was recognized in the same account, as a refund of the amounts overpaid for railroad freight from April 1994 to March 1994 and March 1996 to the company RFFSA, and that after its extinction, the Federal Government became a defendant. Additionally, in 2020, a credit was recognized, which is a net, certain and payable amount, arising from the final and unappealable decision of a court in favor of the Company, due to losses and damages arising from voltage sinking in the energy supply in the periods from January/1991 to June/2002, in the amount of R$ 561,466.
46

Quarterly Financial Information – September 30, 2023 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
9.	BASIS OF CONSOLIDATION AND INVESTMENTS

The information related to the activities of jointly controlled subsidiaries, joint operations, associates and other investments did not change in relation to what was disclosed in the Company's financial statements as of December 31, 2022. Therefore, Management decided not to repeat them in the accounting information interim of September 30, 2023.

47

Quarterly Financial Information – September 30, 2023 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
	Equity interests (%)
Companies	09/30/2023	12/31/2022	Core business
Direct interest in subsidiaries: full consolidation
CSN Islands VII Corp.	100.00	100.00	Financial transactions
CSN Inova Ventures	100.00	100.00	Equity interests and Financial transactions
CSN Islands XII Corp.	100.00	100.00	Financial transactions
CSN Steel S.L.U.	100.00	100.00	Equity interests and Financial transactions
TdBB S.A (*)	100.00	100.00	Equity interests
Sepetiba Tecon S.A.	99.99	99.99	Port services
Minérios Nacional S.A.	99.99	99.99	Mining and Equity interests
Companhia Florestal do Brasil	99.99	99.99	Reforestation
Estanho de Rondônia S.A.	99.99	99.99	Tin Mining
Companhia Metalúrgica Prada	99.89	99.89	Manufacture of containers and distribution of steel products
CSN Mineração S.A.	79.75	79.75	Mining
CSN Energia S.A.	99.99	99.99	Sale of electric power
FTL - Ferrovia Transnordestina Logística S.A.	92.71	92.71	Railroad logistics
Nordeste Logística S.A.	99.99	99.99	Port services
CSN Inova Ltd.	100.00	100.00	Advisory and implementation of new development projec
CBSI - Companhia Brasileira de Serviços de Infraestrutura	99.99	99.99	Equity interests and product sales and iron ore
CSN Cimentos Brasil S.A.	99.99	99.99	Manufacturing and sale of cement
Berkeley Participações e Empreendimentos S.A.	100.00	100.00	Electric power generation and equity interests
CSN Inova Soluções S.A.	99.90	99.99	Equity interests
CSN Participações I	99.90	99.99	Equity interests
Circula Mais Serviços de Intermediação Comercial S.A.	0.10	0.01	Commercial intermediation for the purchase and sale of assets and materials in general
CSN Participações III	99.90	99.99	Equity interests
CSN Participações IV	99.90	99.99	Equity interests
CSN Participações V	99.90	99.99	Equity interests

Indirect interest in subsidiaries: full consolidation
Lusosider Projectos Siderúrgicos S.A.	100.00	100.00	Equity interests and product sales
Lusosider Aços Planos, S. A.	99.99	99.99	Steel and Equity interests
CSN Resources S.A.	100.00	100.00	Financial transactions and Equity interests
Companhia Brasileira de Latas	99.88	99.88	Sale of cans and containers in general and Equity interests
Companhia de Embalagens Metálicas MMSA	99.87	99.87	Production and sale of cans and related activities
Companhia de Embalagens Metálicas - MTM	99.87	99.87	Production and sale of cans and related activities
CSN Productos Siderúrgicos S.L.	100.00	100.00	Financial transactions, product sales and Equity interests
Stalhwerk Thüringen GmbH	100.00	100.00	Production and sale of long steel and related activities
CSN Steel Sections Polska Sp.Z.o.o	100.00	100.00	Financial transactions, product sales and Equity interests
CSN Mining Holding, S.L.U.	79.75	79.75	Financial transactions, product sales and Equity interests
CSN Mining GmbH	79.75	79.75	Financial transactions, product sales and Equity interests
CSN Mining Asia Limited	79.75	79.75	Commercial representation
Lusosider Ibérica S.A.	100.00	100.00	Steel, commercial and industrial activities and equity interests
CSN Mining Portugal, Unipessoal Lda.	79.75	79.75	Commercial and representation of products
Companhia Siderúrgica Nacional, LLC	100.00	100.00	Import and distribution/resale of products
Elizabeth Cimentos S.A.	99.98	99.98	Manufacturing and sale of cement
Santa Ana Energética S.A.	99.98	99.99	Electric power generation
Topázio Energética S.A.	99.98	99.99	Electric power generation
Brasil Central Energia Ltda.	99.98	99.99	Electric power generation
Circula Mais Serviços de Intermediação Comercial S.A.	99.99	99.99	Commercial intermediation for the purchase and sale of assets and materials in general
Metalgráfica Iguaçu S.A	99.89	99.89	Metal packaging manufacturing
Companhia Energética Chapecó	79.75	79.75	Electric power generation
Companhia Estadual de Geração de Energia Elétrica - CEEE-G	98.95	98.96	Electric power generation
Ventos de Vera Cruz S.A.	98.95	98.95	Electric power generation
Ventos de Curupira S.A	98.95	98.95	Electric power generation
Ventos de Povo Novo S.A.	98.95	98.95	Electric power generation
MAZET - Maschinenbau Zerspanungstechnik GmbH (1)	100.00		Production and sale of long steel and related activities

Direct interest in joint operations: proportionate consolidation
Itá Energética S.A.	48.75	48.75	Electric power generation
Consórcio da Usina Hidrelétrica de Igarapava	17.92	17.92	Electric power consortium
Consórcio Itaúba(2)	36.60	36.60	Electric power generation
Consórcio Passo Real (2)	46.97		Electric power generation

Direct interest in joint ventures: equity method
MRS Logística S.A.	18.64	18.64	Railroad transportation
Aceros Del Orinoco S.A. (*)	31.82	31.82	Dormant company
Transnordestina Logística S.A.	48.03	48.03	Railroad logistics
Equimac S.A	50.00	50.00	Rental of commercial and industrial machinery and equipment
Consórcio Itaúba(2)	63.40	63.40	Electric power generation
Consórcio Passo Real (2)	53.03		Electric power generation

Indirect interest in joint ventures: equity method
MRS Logística S.A.	14.86	14.86	Railroad transportation

Direct interest in associates: equity method
Arvedi Metalfer do Brasil S.A.	20.00	20.00	Metallurgy and Equity interests

Indirect interest in affiliates: equity method
Ventos da Lagoa Energia S.A. (3)		10.00	Electric power generation
Jaguari Energética S.A.	10.39	10.39	Electric power generation
Chapecoense Geração S.A.	8.91	8.91	Electric power generation
Parques Eólicos Palmares S.A. (3)		10.00	Electric power generation
Ventos do Litoral Energia S.A. (3)		10.00	Electric power generation
Ventos dos índios Energia S.A. (3)		10.00	Electric power generation
Companhia Energética Rio das Antas - Ceran	29.69	29.69	Electric power generation
Ventos do Sul Energia S.A.	9.90	10.00	Electric power generation
Foz Chapecó Energia S.A.	8.91	8.91	Electric power generation

Exclusive funds: full consolidation
Diplic II - Private credit balanced mutual fund	100.00	100.00	Investment fund
Caixa Vértice - Private credit balanced mutual fund	100.00	100.00	Investment fund
VR1 - Private credit balanced mutual fund	100.00	100.00	Investment fund

(*) Dormant companies.

48

Quarterly Financial Information – September 30, 2023 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

(1) On June 1, 2023, MAZET - Maschinenbau Zerspanungstechnik GmbH was acquired by the indirect subsidiary Stalhwerk Thüringen GmbH.

(2) On December 26, 2022, the Itaúba Consortium was formed, with Companhia Siderúrgica Nacional S.A., with a 63.4% stake, and CSN Cimentos Brasil S.A., with a 36.6% stake. Additionally, on January 17, 2023, the Passo Real Consortium was formed, with the consortium members Companhia Siderúrgica Nacional S.A., Elizabeth Cimentos S.A., CSN Mineração S.A. and Minérios Nacional S.A., with stakes of 46.97%, 28.18%, 23.29% and 1.56%, respectively.

(3) CEEE-G sold its ownership interest in affiliated companies Ventos Lagoa Energia S.A., Parques Eólicos Palmares S.A., Ventos do Litoral Energia S.A. and Ventos dos Índios Energia S.A.

9.a)	Changes in investments in subsidiaries, joint ventures, joint operations, associates and other investments

The positions presented as of September 30, 2023 and the changes refer to the interest held by CSN in these companies:

							Consolidated
Companies	Final balance on 12/31/2022	Capital increase	Dividends	Equity Income (2)	Comprehensive income	Others	Final balance on 09/30/2023

Investments under the equity method
Joint-venture, Joint-operation and Affiliate
MRS Logistica	2,054,898			337,534	12	(16,181)	2,376,263
Fair Value MRS	480,622						480,622
Fair Value MRS amortization	(82,225)			(8,809)			(91,034)
Transnordestina Logística S.A.	1,184,514			(17,898)			1,166,616
Fair Value -Transnordestina	659,106						659,106
Arvedi Metalfer do Brasil (affiliate)	25,782	11,037		(918)			35,901
Equimac S.A	18,482			3,782			22,264
Indirect interest in affiliates - CEEE-G (1)	216,307		(33,608)	34,680		(47,313)	170,066
Fair Value indirect participation CEEE-G (2)	359,024			(39,315)			319,709
Fair Value amortization indirect participation CEEE-G	(25,889)			6,648			(19,241)
	4,890,621	11,037	(33,608)	315,704	12	(63,494)	5,120,272

Equity interests evaluated by the cost method (3)	41,093	9,000					50,093
Investments at fair value through profit or loss (note 13)	94,700					(26,651)	68,049
Other	33,588					(24,282)	9,306
	169,381	9,000				(50,933)	127,448

Total shareholdings	5,060,002	20,037	(33,608)	315,704	12	(114,427)	5,247,720

Classification of investments in the balance sheet
Equity interests	5,060,002						5,247,720
Investment Property	159,080						212,079
Total investments in the asset	5,219,082						5,459,799

(1) Refers mainly to the alienation by CEEE-G in the first quarter of its equity interest in affiliates Ventos Lagoa Energia S.A., Parques Eólicos Palmares S.A., Ventos do Litoral Energia S.A. and Ventos dos Índios Energia S.A., consequently, there was a write-off of these investments in the amount of (R$47,611), the effect of the operation was classified under the category of other operating expenses and revenues;

(2) The balance of R$359,024 refers to the Fair Value generated in the acquisition of the company CEEE-G, with the disposals mentioned in the item above, the Fair Value was written off in the amount of (R$39,314) referring to the capital gains of the companies sold, the effect of the write-off was classified under the equity method category;

(3) These are strategic investments in startups made by the subsidiary CSN Inova Ventures, which are valued using the cost method, in the following companies: Alinea Health Holdings Ltda. I.Systems Aut. Ind., 2D Materials, H2Pro Ltda, 1S1 Energy, Traive INC., OICO Holdings, Clarke Software and Global Dot, the latter acquired on June 5, 2023;

(4) The reconciliation of equity income from companies with shared control classified as joint ventures and associates with the amount presented in the income statement is presented below and results from the elimination of the results of CSN's transactions with these companies:

49

Quarterly Financial Information – September 30, 2023 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
		Consolidated
	09/30/2023	09/30/2022

Equity in results of affiliated companies
MRS Logística S.A.	337,534	233,735
Transnordestina	(17,898)	(23,333)
Arvedi Metalfer do Brasil	(918)	3,466
Equimac S.A	3,782	2,590
Indirect interest in affiliates - CEEE-G	34,680	-
Fair Value Amortization	(41,476)	(3,025)
	315,704	213,433
Other adjustments
Cost of sales	(89,983)	(56,965)
To taxes	30,594	19,368
Others	3,267	(8,810)
Equity in results	259,582	167,026

(1) The operating margin of intercompany transactions with group companies classified as joint ventures, which are not consolidated, are reclassified in the Statement of Income from the Investment group to the costs and income tax and social contribution groups.

The changes in the Parent Company's investment are presented below:

50

Quarterly Financial Information – September 30, 2023 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
							Parent Company
Companies	Final balance on 12/31/2022	Increase (Decrease) of capital	Dividends	Equity Income	Comprehensive income	Others	Final balance on 09/30/2023

Investments under the equity method
Subsidiaries
CSN Steel S.L.U.	5,028,262			(98,317)	(173,714)		4,756,231
Sepetiba Tecon S.A.	294,460			(17,317)			277,143
Minérios Nacional S.A.	121,242		6,390	24,100			151,732
Fair Value - Minérios Nacional	2,123,507						2,123,507
Companhia Metalúrgica Prada	424,317			(62,557)			361,760
Goodwill - Companhia Metalúrgica Prada	63,509						63,509
CSN Mineração S.A.	9,086,716		(1,963,023)	1,762,488	241,047		9,127,228
CSN Energia S.A.	56,736			(18,734)			38,002
FTL - Ferrovia Transnordestina Logística S.A.	163,740			(17,918)			145,822
Companhia Florestal do Brasil	1,300,726		(4,270)	56,782	5,251		1,358,489
CBSI - Companhia Brasileira de Serviços de Infraestrutura	29,057		(933)	6,684			34,808
Goodwill - CBSI - Companhia Brasileira de Serviços de Infraestrutura	15,225						15,225
CSN Cimentos S.A. (1)	6,938,822			(163,710)		(6,775,112)
CSN Cimentos Brasil S.A.		6,775,112		(38,021)	2,301		6,739,392
Others	120	2,560		(2,152)			528
	25,646,439	6,777,672	(1,961,836)	1,431,328	74,885	(6,775,112)	25,193,376
Joint-venture, Joint-operation and Affiliate
Itá Energética S.A.	189,513			5,743			195,256
MRS Logística S.A.	1,027,709			168,810	6	(8,094)	1,188,431
Transnordestina Logística S.A.	1,184,512			(17,898)			1,166,614
Fair Value -Transnordestina	659,106						659,106
Equimac S.A	18,482			3,782			22,264
Arvedi Metalfer do Brasil (affiliate)	25,783	11,037		(918)			35,902
	3,105,105	11,037		159,519	6	(8,094)	3,267,573
Other participations
Investments at fair value through profit or loss (note 13)	94,700					(26,651)	68,049
Profits on subsidiaries' inventories	(67,640)			76,807			9,167
Other investments	28			1			29
	27,088			76,808		(26,651)	77,245

Total shareholdings	28,778,632	6,788,709	(1,961,836)	1,667,655	74,891	(6,809,857)	28,538,194

Subsidiaries with unsecured liabilities
CSN Islands VII Corp.	(2,661,734)			75,495			(2,586,239)
CSN Inova Ventures	(1,755,949)			(305,826)			(2,061,775)
CSN Islands XII Corp.	(3,340,129)			1,606			(3,338,523)
Estanho de Rondônia S.A.	(76,295)			(32,603)			(108,898)
Total subsidiaries with unsecured liabilities	(7,834,107)			(261,328)			(8,095,435)

Equity Income				1,406,327

Classification of investments in the balance sheet
Equity interests	28,778,632						28,538,194
Investment Property	140,143						138,344
Total active investments	28,918,775						28,676,538
Provision for Investments with Unsecured Liabilities (liabilities)	(7,834,107)						(8,095,435)
Total active and passive investments	21,084,668						20,581,103

(1) On August 31, 2023, the reverse incorporation of CSN Cimentos into CSN Cimentos Brasil and the transfer of all assets, properties (movable and immovable), rights and obligations were approved.

9.b)	Joint ventures and joint operations financial information

The balance sheet and income statement balances of the companies with shared control are shown below and refer to 100% of the companies’ results:

51

Quarterly Financial Information – September 30, 2023 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
				09/30/2023				12/31/2022
	Joint-Venture			Joint-Operation	Joint-Venture			Joint-Operation
Equity interest (%)	MRS Logística	Transnordestina Logística	Equimac S.A.	Itá Energética	MRS Logística	Transnordestina Logística	Equimac S.A.	Itá Energética
	37.27%	48.03%	50.00%	48.75%	37.27%	48.03%	50.00%	48.75%
Balance sheet
Current Assets
Cash and cash equivalents	1,744,910	1,543	9,103	98,880	867,937	1,164	8,983	46,946
Advances to suppliers	104,385	3,633	36	1,389	29,500	21,036	1,384	1,273
Other current assets	1,019,836	67,175	17,842	27,113	1,351,335	78,777	11,648	30,735
Total current assets	2,869,131	72,351	26,981	127,382	2,248,772	100,977	22,015	78,954
Non-current Assets
Other non-current assets	571,073	99,335	599	18,397	887,987	255,367	1,643	19,007
Investments, PP&E and intangible assets	12,102,558	11,815,712	42,765	303,388	11,541,779	11,029,525	41,709	325,911
Total non-current assets	12,673,631	11,915,047	43,364	321,785	12,429,766	11,284,892	43,352	344,918
Total Assets	15,542,762	11,987,398	70,345	449,167	14,678,538	11,385,869	65,367	423,872

Current Liabilities
Borrowings and financing	870,439	137,819	6,766		735,231	142,073	5,497
Lease liabilities	538,290		863		472,129		701
Other current liabilities	1,608,480	78,724	6,692	26,915	1,682,928	150,268	5,777	14,326
Total current liabilities	3,017,209	216,543	14,321	26,915	2,890,288	292,341	11,975	14,326
Non-current Liabilities
Borrowings and financing	3,781,516	7,557,342	9,417		3,604,793	7,142,895	14,446
Lease liabilities	1,625,443		253		1,928,931		630
Other non-current liabilities	742,684	1,785,025	1,827	21,727	740,892	1,484,884	1,353	18,914
Total non-current liabilities	6,149,643	9,342,367	11,497	21,727	6,274,616	8,627,779	16,429	18,914
Shareholders’ equity	6,375,910	2,428,488	44,527	400,525	5,513,634	2,465,749	36,963	390,632
Total liabilities and shareholders’ equity	15,542,762	11,987,398	70,345	449,167	14,678,538	11,385,869	65,367	423,872

				01/01/2023 a 09/30/2023				01/01/2022 a 09/30/2022
	Joint-Venture			Joint-Operation		Joint-Venture		Joint-Operation
Equity interest (%)	MRS Logística	Transnordestina Logística	Equimac S.A.	Itá Energética	MRS Logística	Transnordestina Logística	Equimac S.A.	Itá Energética
	37.27%	48.03%	50.00%	48.75%	37.27%	48.03%	50.00%	48.75%
Statements of Income
Net revenue	4,655,746	562	37,948	145,136	4,118,869	309	28,351	140,165
Cost of sales and services	(2,429,094)		(20,782)	(69,762)	(2,585,717)		(17,480)	(73,053)
Gross profit	2,226,652	562	17,166	75,374	1,533,152	309	10,871	67,112
Operating (expenses) income	(375,268)	(30,859)	(3,406)	(62,265)	(182,821)	(30,798)	(2,535)	(56,903)
Financial income (expenses), net	(483,120)	(6,961)	(2,196)	4,425	(489,263)	(18,881)	(2,256)	1,162
Income before income tax and social contribution	1,368,264	(37,258)	11,564	17,534	861,068	(49,370)	6,080	11,371
Current and deferred income tax and social contribution	(462,604)		(848)	(5,753)	(233,918)		(900)	(4,111)
Profit / (loss) for the period	905,660	(37,258)	10,716	11,781	627,150	(49,370)	5,180	7,260

9.c)	TRANSNORDESTINA LOGÍSTICA S.A. (“TLSA”)

TSA is primarily engaged in the public service operation and development of a railroad network in the Northeast of Brazil, comprising the rail links Velha-Salgueiro, Salgueiro-Trindade, Trindade-Eliseu Martins, Salgueiro- Porto de Suape, and Missão Velha-Porto de Pecém (“Malha II”). On December 23, 2022, after extensive negotiations involving ANTT, TCU and the then Ministry of Infrastructure, signed first amendment to the Concession Agreement , which redefined the scope and deadlines for completion of the TLSA sections, notably to provide for the return of the section Salgueiro-Porto de Suape, which results in a project with the current 1,206 km of rail network and completion deadline up to December 2029.

Management relies on resources from its shareholders and third parties to complete the work, which is expected to be available, based on previously conducted agreements and recent discussions between the parties involved. After evaluating this matter, Management concluded that the use of the project’s business continuity accounting basis in the preparation of the interim financial information was considered appropriate.

9.d)	Incorporation of CSN Cimentos S.A. by CSN Cimentos Brasil S.A.

On August 31, 2023, the reverse incorporation of CSN Cimentos into CSN Cimentos Brasil and the transfer of all assets, properties (movable and immovable), rights and obligations were approved. The Valuation Report of CSN Cimentos' net equity was prepared based on a specific balance sheet as of June 30, 2023.

As a result of the incorporation, the net equity of CSN Cimentos Brasil was increased by R$2,383,275,916.52 (two billion, three hundred and eighty-three million, two hundred and seventy-five thousand, nine hundred and sixteen reais and fifty-two cents), of which R$2,300,489,487.22 (two billion, three hundred million, four hundred and eighty-nine thousand, four hundred and eighty-seven reais and twenty-two cents) were allocated to the share capital and R$82,786,429.30 (eighty-two million, seven hundred and eighty-six thousand, four hundred and twenty-nine reais and thirty cents) to the capital reserve account.

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Quarterly Financial Information – September 30, 2023 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Balance Sheet (R$ 000)	Accounting collection as of June 30, 2023
Cash and cash equivalents	111,937
Trade receivables	95,506
Inventories	245,701
Other assets	229,560
Corporate investments	1,198,743
Property, plant and equipment	3,573,944
Intangíible assets	889,979
Investment properties	631
Total Assets	6,346,001
Trade payables	375,049
Borrowings and financing	2,678,625
Salaries and social charges	15,432
Taxes payable	42,383
Lease liabilities	15,392
Tax, social security, labor and civil	11,489
Provisions for environmental liabilities and asset decommissioning	83,076
Other payables	741,279
Total Liabilities	3,962,725

Net assets	2,383,276

9.e)	Sale of shareholding – Consórcio Machadinho

The Machadinho Consortium is responsible for the exploration of HPP Machadinho, located on the Uruguay River, on the border of the states of Santa Catarina and Rio Grande do Sul, with an installed capacity of 1,140 MW and a physical guarantee of 519.8 average MW. CEEE-G's share in the Consortium was 5.53%, which implied the same percentage of costs and charges for the project under its responsibility.

As provided for in item 5.54 of the Privatization Notice of Auction Notice No. 01/2022 and under the terms of the contract establishing the Machadinho Consortium, the other consortium members exercised their right of preference to acquire the entire stake in CEEE-G. The sale of CEEE-G's stake in Consórcio Machadinho occurred after the parties agreed to all the terms and conditions of the definitive transaction documents and the usual conditions for closing.

Under the terms and conditions of the agreed contract, the completion of the transaction was subject to compliance with the Precedent Condition, with the closure subject to the parties obtaining prior approval from the National Electric Energy Agency – ANEEL to carry out the Transaction, the which was granted in August 2023. The Closing of the transaction was carried out on 09/29/2023, for the amount of R$ 114,763,385.98 (one hundred and fourteen million, seven hundred and sixty-three thousand, three hundred and eighty-five reais and ninety-eight cents).

9.f)	Investment properties

The balance of investment properties is shown below:

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Quarterly Financial Information – September 30, 2023 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
			Consolidated			Parent Company
	Land	Buildings	Total	Land	Buildings	Total
Balance at December 31, 2022	101,513	57,567	159,080	94,257	45,886	140,143
Cost	101,513	87,977	189,490	94,257	74,392	168,649
Accumulated depreciation		(30,410)	(30,410)		(28,506)	(28,506)
Balance at December 31, 2022	101,513	57,567	159,080	94,257	45,886	140,143
Acquisitions	48,000		48,000			-
Depreciation (note 24)		(2,299)	(2,299)		(1,799)	(1,799)
Transfer between groups - fixed assets and investment property	7,298		7,298			-
Balance at September 30, 2023	156,811	55,268	212,079	94,257	44,087	138,344
Cost	156,811	88,112	244,923	94,257	74,391	168,648
Accumulated depreciation		(32,844)	(32,844)		(30,304)	(30,304)
Balance at September 30, 2023	156,811	55,268	212,079	94,257	44,087	138,344

The Company’s estimate of the fair value of investment properties was made for December 31, 2022. The fair value of investment property in the consolidated balance as of September 30, 2023, and December 31, 2022 is R$2,163,610 and in the parent company R$2,097,290.

The estimated average useful lives for the periods are as follows (in years):

		Consolidated		Parent Company
	09/30/2023	12/31/2022	09/30/2023	12/31/2022
Buildings	27	27	28	28

10.	PROPERTY, PLANT AND EQUIPMENT

								Consolidated
	Land	Buildings and Infrastructure	Machinery, equipment and facilities	Furniture and fixtures	Construction in progress	Right of use (i)	Other (*)	Total
Balance at December 31, 2022	485,107	4,451,114	16,525,293	40,882	4,025,550	644,880	197,619	26,370,445
Cost	485,107	8,741,911	36,373,386	284,863	4,025,550	1,057,566	643,304	51,611,687
Accumulated depreciation		(4,290,797)	(19,848,093)	(243,981)		(412,686)	(445,685)	(25,241,242)
Balance at December 31, 2022	485,107	4,451,114	16,525,293	40,882	4,025,550	644,880	197,619	26,370,445
Effect of foreign exchange differences	(4,586)	(5,859)	(20,930)	(335)	(2,973)	(2,134)	(104)	(36,921)
Acquisitions	46,495	41,397	202,304	1,439	2,572,342	70,397	14,453	2,948,827
Capitalized interest (1) (notes 26)					133,864			133,864
Write-offs (note 25) (2)	(1,627)	(12,021)	(13,642)	(28)			(47)	(27,365)
Depreciation (note 24)		(218,318)	(1,910,034)	(7,501)		(113,531)	(44,445)	(2,293,829)
Transfers to other asset categories	2,304	171,690	1,952,991	354	(2,410,621)		283,282
Transfer between groups - intangible assets and investment property	(6,637)	(21,528)	3,420	101	(6,951)			(31,595)
Right of use - Remesurement						80,481		80,481
Mazet Acquisition		380	5,040	390			814	6,624
Others		175	730		13,352			14,257
Balance at September 30, 2023	521,056	4,407,030	16,745,172	35,302	4,324,563	680,093	451,572	27,164,788
Cost	521,056	8,887,061	37,408,300	284,600	4,324,563	1,162,831	1,856,401	54,444,812
Accumulated depreciation		(4,480,031)	(20,663,128)	(249,298)		(482,738)	(1,404,829)	(27,280,024)
Balance at September 30, 2023	521,056	4,407,030	16,745,172	35,302	4,324,563	680,093	451,572	27,164,788

								Parent Company
	Land	Buildings and Infrastructure	Machinery, equipment and facilities	Furniture and fixtures	Construction in progress	Right of use (i)	Other (*)	Total
Balance at December 31, 2022	25,618	287,746	6,533,142	10,201	900,421	11,433	17,924	7,786,485
Cost	25,618	520,372	15,233,464	100,323	900,421	38,133	132,073	16,950,404
Accumulated depreciation		(232,626)	(8,700,322)	(90,122)		(26,700)	(114,149)	(9,163,919)
Balance at December 31, 2022	25,618	287,746	6,533,142	10,201	900,421	11,433	17,924	7,786,485
Acquisitions			87,944		1,040,122	3,990	176	1,132,232
Capitalized interest (1) (note 26)					46,503			46,503
Write-offs (note 25)			(659)					(659)
Depreciation (note 24)		(13,187)	(833,431)	(1,352)		(6,866)	(5,428)	(860,264)
Transfers to other asset categories		393	1,166,963		(1,190,218)		22,862
Transfer between groups - intangible assets and investment property					(4,623)			(4,623)
Others			(68)					(68)
Balance at September 30, 2023	25,618	274,952	6,953,891	8,849	792,205	8,557	35,534	8,099,606
Cost	25,618	520,766	16,487,592	100,323	792,205	41,583	155,220	18,123,307
Accumulated depreciation		(245,814)	(9,533,701)	(91,474)		(33,026)	(119,686)	(10,023,701)
Balance at September 30, 2023	25,618	274,952	6,953,891	8,849	792,205	8,557	35,534	8,099,606

(*) Refer substantially to: i) in the consolidated table: assets for railway use, such as yards, rails, mines, and sleepers; and ii) in the parent company's table: improvements to third-party assets, vehicles and hardware.

(1) The costs of capitalized borrowing are basically determined for the projects in Steelmaking and Mining and refer substantially, to:

54

Quarterly Financial Information – September 30, 2023 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

- CSN: Technological updates and acquisition of new equipment for maintenance of the production capacity of UPV Plant (RJ);

- CSN Mineração: Expansion of Casa de Pedra (MG) and TECAR (RJ).

(2) In September 2023, CEEE-G sold its stake in Consórcio Machadinho, where it recognized the write-off of assets related to this stake in the amount of R$22,326, an amount recognized in other operating expenses (see note 25).

(i)	Right of use

Below are the movements of the right of use:

					Consolidated
	Land	Buildings and Infrastructure	Machinery, equipment and facilities	Others	Total
Balance at December 31, 2022	465,048	62,431	83,161	34,240	644,880
Cost	548,756	107,782	277,865	123,164	1,057,567
Accumulated depreciation	(83,708)	(45,351)	(194,704)	(88,924)	(412,687)
Balance at December 31, 2022	465,048	62,431	83,161	34,240	644,880
Effect of foreign exchange differences	-	(1,315)	133	(952)	(2,134)
Addition	65,081	4,400	-	917	70,398
Remesurement	16,704	37,485	20,948	5,343	80,480
Depreciation	(25,380)	(13,993)	(56,906)	(17,252)	(113,531)
Transfers to other asset categories	(2,702)	2,340	2,296	(1,934)
Balance at September 30, 2023	518,751	91,348	49,632	20,362	680,093
Cost	630,169	143,888	291,573	97,201	1,162,831
Accumulated depreciation	(111,418)	(52,540)	(241,941)	(76,839)	(482,738)
Balance at September 30, 2023	518,751	91,348	49,632	20,362	680,093

				Parent Company
	Land	Machinery, equipment and facilities	Others	Total
Balance at December 31, 2022	9,400	1,870	163	11,433
Cost	33,307	2,639	2,187	38,133
Accumulated depreciation	(23,907)	(769)	(2,024)	(26,700)
Balance at December 31, 2022	9,400	1,870	163	11,433
Remesurement	3,906	84	-	3,990
Depreciation	(6,112)	(589)	(165)	(6,866)
Transfers to other asset categories	201	(203)	2
Balance at September 30, 2023	7,395	1,162	-	8,557
Cost	37,415	2,477	1,691	41,583
Accumulated depreciation	(30,020)	(1,315)	(1,691)	(33,026)
Balance at September 30, 2023	7,395	1,162	-	8,557

The estimated average useful lives are as follows (in years):

		Consolidated		Parent Company
	09/30/2023	12/31/2022	09/30/2023	12/31/2022
Buildings and Infrastructure	34	34	31	31
Machinery, equipment and facilities	18	18	19	20
Furniture and fixtures	11	12	13	13
Others	11	9	11	12

55

Quarterly Financial Information – September 30, 2023 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

11.   INTANGIBLE ASSETS

							Consolidated		Parent Company
	Goodwill	Customer relationships	Software	Trademarks and patents	Rights and licenses (*)	Others	Total	Software	Total
Balance at December 31, 2022	4,131,483	152,484	87,846	225,187	6,188,654	2,400	10,788,054	59,499	59,499
Cost	4,371,890	753,307	296,456	226,581	6,400,593	2,400	12,051,227	178,747	178,747
Accumulated amortization	(131,077)	(600,823)	(208,610)	(1,394)	(211,939)		(1,153,843)	(119,248)	(119,248)
Adjustment for accumulated recoverable value	(109,330)						(109,330)
Balance at December 31, 2022	4,131,483	152,484	87,846	225,187	6,188,654	2,400	10,788,054	59,499	59,499
Effect of foreign exchange differences		(4,983)	(163)	(9,104)		(116)	(14,366)
Acquisitions		349	1,063				1,412
Transfer between groups - fixed assets and investment property	(5,228)		9,180	83	20,262		24,297	4,623	4,623
Amortization (note 24)		(57,694)	(15,228)	(2,165)	(110,662)		(185,749)	(9,314)	(9,314)
Others			652				652
Balance at September 30, 2023	4,126,255	90,156	83,350	214,001	6,098,254	2,284	10,614,300	54,808	54,808
Cost	4,675,302	718,929	301,357	217,560	6,422,018	2,284	12,337,450	183,370	183,370
Accumulated amortization	(549,047)	(628,773)	(218,007)	(3,559)	(323,764)		(1,723,150)	(128,562)	(128,562)
Balance at September 30, 2023	4,126,255	90,156	83,350	214,001	6,098,254	2,284	10,614,300	54,808	54,808

(*) Composed mainly of: (i) mining rights whose amortization is based on production volume and (ii) Concession agreement for the use of water resources in the acquisition of control of Companhia Estadual de Geração de Energia Elétrica, amortized over the agreement term (note 3.c).

The estimated average useful lives are as follows (in years):

		Consolidated		Parent Company
	09/30/2023	12/31/2022	09/30/2023	12/31/2022
Software	10	10	10	10
Customer relationships	13	13

11.a)	Goodwill impairment test

Goodwill arising from expected future profitability of acquired companies and intangible assets with indefinite useful lives (brands) were allocated to CSN’s cash generating units (CGUs) which represent the lowest level of assets or group of assets of the Company. According to NBC TG 01(R4)/IAS36, when a CGU has an intangible asset with no defined useful life allocated, the Company must perform an impairment test.

The assumptions used for impairment assessment in December 2022 remain in place and there is no event that would justify recording impairment on September 30, 2023.

12.	BORROWINGS, FINANCING AND DEBENTURES

The balances of borrowings, financing and debentures that are recorded at amortized cost are as follows:

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Quarterly Financial Information – September 30, 2023 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
				Consolidated				Parent Company
	Current Liabilities		Non-current Liabilities		Current Liabilities		Non-current Liabilities
	09/30/2023	12/31/2022	09/30/2023	12/31/2022	09/30/2023	12/31/2022	09/30/2023	12/31/2022

Foreign Debt
Floating Rates:
Prepayment	587,584	1,571,208	6,916,730	5,474,359	197,206	956,219	1,869,079	1,147,894
Fixed Rates:
Bonds, Perpetual bonds, Facility, CCE and ACC	2,672,443	1,189,717	16,102,336	16,790,284	2,061,884	616,954	751,140	782,655
Intercompany					624,413	43,196	6,756,884	8,216,508
Fixed interest in EUR
Intercompany					1,065,513	858	662,047	1,767,536
Facility	378,102	62,187	126,139	166,302
	3,638,129	2,823,112	23,145,205	22,430,945	3,949,016	1,617,227	10,039,150	11,914,593

Debt agreements in Brazil
Floating Rate Securities in R$:
BNDES/FINAME/FINEP, Debentures, NCE and CCB	2,502,516	2,446,840	14,910,155	13,740,051	2,230,637	1,827,077	7,282,210	6,110,174
	2,502,516	2,446,840	14,910,155	13,740,051	2,230,637	1,827,077	7,282,210	6,110,174
Total Borrowings and Financing	6,140,645	5,269,952	38,055,360	36,170,996	6,179,653	3,444,304	17,321,360	18,024,767
Transaction Costs and Issue Premiums	(89,624)	(76,316)	(532,160)	(445,890)	(23,210)	(25,285)	(60,690)	(30,518)
Total Borrowings and Financing + Transaction cost	6,051,021	5,193,636	37,523,200	35,725,106	6,156,443	3,419,019	17,260,670	17,994,249

12.a)	Borrowing and amortization, financing, and debentures

The following table shows amortization and funding during the period:

		Consolidated		Parent Company
	09/30/2023	12/31/2022	09/30/2023	12/31/2022
Opening balance	40,918,742	32,507,522	21,413,268	20,432,844
New debts	9,994,046	20,248,223	6,327,750	9,922,074
Repayment	(6,401,408)	(10,782,858)	(4,119,008)	(8,270,606)
Payments of charges	(2,376,367)	(2,315,586)	(1,002,965)	(1,128,874)
Accrued charges (note 26)	2,744,583	2,595,011	1,350,256	1,270,946
Consolidation of companies		81,978
Others (1)	(1,305,375)	(1,415,548)	(552,188)	(813,116)
Closing balance	43,574,221	40,918,742	23,417,113	21,413,268

(1)	Including unrealized exchange and monetary variations and funding cost.

The Company raised and amortized borrowings, financing and debentures during 2023, as shown below:

				Consolidated
				09/30/2023
Nature	New debts	Maturities	Repayment	Interest payment
Pre-Payment	1,890,333	2023 to 2028	(1,111,083)	(301,860)
Bonds, ACC, CCE and Facility	3,732,296	2023 to 2024	(2,050,568)	(692,384)
BNDES/FINAME/FINEP, Debentures, NCE, Facility and CCB	4,371,417	2023 to 2025	(3,239,757)	(1,382,123)
	9,994,046		(6,401,408)	(2,376,367)

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Quarterly Financial Information – September 30, 2023 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
12.b)	Maturities of borrowings, financing and debentures presented in current and non-current liabilities

			Consolidated			Parent Company
			09/30/2023			09/30/2023
	Borrowings and financing in foreign currency	Borrowings and financing in national currency	Total	Borrowings and financing in foreign currency	Borrowings and financing in national currency	Total
Average rate	in Dollar 6.81% in Euro 5.49%	in Real 14.32%		in Dollar 4.56% in Euro 3.41%	in Real 14.43%
2023	1,545,426	1,182,382	2,727,808	1,218,433	963,229	2,181,662
2024	2,302,924	3,887,860	6,190,784	2,812,398	1,788,626	4,601,024
2025	3,165,621	1,789,986	4,955,607	3,030,141	1,320,598	4,350,739
2026	2,874,253	2,368,226	5,242,479	769,663	1,812,598	2,582,261
2027	937,703	2,360,969	3,298,672	91,138	1,832,098	1,923,236
2028 to 2031	12,830,896	3,007,220	15,838,116	3,321,163	1,383,320	4,704,483
After 2031	3,126,511	2,816,028	5,942,539	2,745,230	412,378	3,157,608
	26,783,334	17,412,671	44,196,005	13,988,166	9,512,847	23,501,013

•      Covenants

The Company maintains contracts that provide for the fulfillment of certain non-financial obligations, as well as the maintenance of certain parameters and performance indicators, such as the equity ratio disclosure of its audited interim financial information according to regulatory deadlines or payment of commission for risk assumption, if the indicator of net debt to EBITDA reaches the levels foreseen in those contracts.

To the moment, the Company is compliant with the financial and non-financial obligations (covenants) of its existing contracts.

13.   FINANCIAL INSTRUMENTS

13.a)	Identification and valuation of financial instruments

The Company may operate with several financial instruments, with emphasis on cash and cash equivalents, including financial investments, marketable securities, accounts receivable from customers, accounts payable to suppliers and borrowings and financing. Additionally, we may also operate with derivative financial instruments, such as swap exchange rate swap, swap interest and derivatives with commodities.

Considering the nature of these instruments, their fair value is basically determined by the use of quotations in the capital markets in Brazil and the Mercantile and Futures Exchange. The amounts recorded in current assets and liabilities have immediate liquidity or maturity, mostly in the short term. Considering the terms and characteristics of these instruments, the carrying amounts approximate the fair values.

58

Quarterly Financial Information – September 30, 2023 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
•	Classification of financial instruments

									Consolidated
Consolidated					09/30/2023				12/31/2022
	Notes	Fair value through other comprehensive income	Fair value through profit or loss	Measured at amortized cost	Balances	Fair value through other comprehensive income	Fair value through profit or loss	Measured at amortized cost	Balances

Assets
Current
Cash and cash equivalents	3			15,302,620	15,302,620			11,991,356	11,991,356
Short-term investments	4		1,106,108	38,491	1,144,599		1,184,895	271,590	1,456,485
Trade receivables	5			3,179,048	3,179,048			3,233,164	3,233,164
Dividends and interest on equity	8			155,808	155,808			77,377	77,377
Trading securities	8		8,096		8,096		9,596		9,596
Loans - related parties	8			5,335	5,335			5,383	5,383
Total			1,114,204	18,681,302	19,795,506		1,194,491	15,578,870	16,773,361

Non-current
Investments	4			131,906	131,906			156,185	156,185
Other trade receivables	8			10,406	10,406			8,059	8,059
Eletrobrás compulsory loan	8			54,254	54,254			58,030	58,030
Receivables by indemnity	8			988,148	988,148			974,863	974,863
Loans - related parties	8			1,617,913	1,617,913			1,384,773	1,384,773
Investments	9		68,049		68,049		94,700		94,700
Total			68,049	2,802,627	2,870,676		94,700	2,581,910	2,676,610

Total Assets			1,182,253	21,483,929	22,666,182		1,289,191	18,160,780	19,449,971

Liabilities
Current
Borrowings and financing	12			6,140,645	6,140,645			5,269,952	5,269,952
Leases	14			144,781	144,781			177,010	177,010
Trade payables	15			7,047,849	7,047,849			6,596,915	6,596,915
Trade payables - drawee risk	16			2,993,574	2,993,574			5,709,069	5,709,069
Dividends and interest on capital	16			4,939	4,939			611,307	611,307
Derivative financial instruments (note 16)		87,099	43,421		130,520	416,935			416,935
Total		87,099	43,421	16,331,788	16,462,308	416,935		18,364,253	18,781,188

Non-current
Borrowings and financing	12			38,055,360	38,055,360			36,170,996	36,170,996
Leases	14			595,795	595,795			516,836	516,836
Trade payables	15			16,560	16,560			46,269	46,269
Derivative financial instruments (note 16)	16		50,520		50,520		69,472		69,472
Total			50,520	38,667,715	38,718,235		69,472	36,734,101	36,803,573

Total Liabilities		87,099	93,941	54,999,503	55,180,543	416,935	69,472	55,098,354	55,584,761

59

Quarterly Financial Information – September 30, 2023 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
							Parent Company
Parent Company				09/30/2023			12/31/2022
	Notes	Fair value through profit or loss	Measured at amortized cost	Balances	Fair value through profit or loss	Measured at amortized cost	Balances

Assets
Current
Cash and cash equivalents	3		1,963,467	1,963,467		2,839,405	2,839,405
Short-term investments	4	1,106,108	30,371	1,136,479	1,184,895	22,715	1,207,610
Trade receivables	5		2,004,972	2,004,972		1,956,531	1,956,531
Dividends and interest on equity	8		235,782	235,782		295,480	295,480
Trading securities	8	7,981		7,981	9,488		9,488
Loans - related parties	8		5,335	5,335		5,383	5,383
Total		1,114,089	4,239,927	5,354,016	1,194,383	5,119,514	6,313,897

Non-current
Investments	4		115,175	115,175		140,510	140,510
Other trade receivables	8		1,003	1,003		1,003	1,003
Eletrobrás compulsory loan	8		51,624	51,624		55,336	55,336
Receivables by indemnity	8		988,148	988,148		974,863	974,863
Loans - related parties	8		2,020,000	2,020,000		1,668,382	1,668,382
Investments	9	68,049		68,049	94,700		94,700
Total		68,049	3,175,950	3,243,999	94,700	2,840,094	2,934,794

Total Assets		1,182,138	7,415,877	8,598,015	1,289,083	7,959,608	9,248,691

Liabilities
Current
Borrowings and financing	12		6,179,653	6,179,653		3,444,304	3,444,304
Leases	14		8,902	8,902		8,451	8,451
Trade payables	15		3,985,582	3,985,582		3,684,793	3,684,793
Trade payables - drawee risk	16		2,691,691	2,691,691		5,318,425	5,318,425
Dividends and interest on capital	16		4,642	4,642		598,267	598,267
Derivative financial instruments (note 16)		43,421		43,421
Total		43,421	12,870,470	12,913,891		13,054,240	13,054,240

Non-current
Borrowings and financing	12		17,321,360	17,321,360		18,024,767	18,024,767
Derivative financial instruments (note 16)	16				58,005		58,005
Leases	14		865	865		4,729	4,729
Trade payables	15		7,524	7,524		14,352	14,352
Total			17,329,749	17,329,749	58,005	18,043,848	18,101,853

Total Liabilities		43,421	30,200,219	30,243,640	58,005	31,098,088	31,156,093

•	Fair value measurement

The following table shows the financial instruments recorded at fair value by classifying them according to the fair value hierarchy:

60

Quarterly Financial Information – September 30, 2023 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
Consolidated			09/30/2023			12/31/2022
	Level 1	Level 2	Balances	Level 1	Level 2	Balances
Assets
Current
Financial investments	1,106,108		1,106,108	1,184,895		1,184,895
Trading securities	8,096		8,096	9,596		9,596
Non-current
Investments	68,049		68,049	94,700		94,700
Total Assets	1,182,253		1,182,253	1,289,191		1,289,191

Liabilities
Current
Derivative financial instruments		43,421	43,421		416,935	416,935
Non-current
Derivative financial instruments		50,520	50,520		69,472	69,472
Total Liabilities		93,941	93,941		486,407	486,407

Level 1 - Data prices are quoted in an active market for items identical to the assets and liabilities being measured.

Level 2 - Consider inputs observable in the market, such as interest rates, exchange rates, etc., but are not prices negotiated in active markets.

Level 3 - There are no assets and liabilities classified as level 3.

13.b)	Financial risk management

The Company uses risk management strategies with guidance on the risks incurred by us. The nature and general position of financial risks are regularly monitored and managed in order to assess results and the financial impact on cash flow. Credit limits and hedge quality of counterparties are also reviewed periodically.

Market risks are hedged when we consider necessary to support the corporate strategy or when it is necessary to maintain the level of financial flexibility.

We are exposed to exchange rate, interest rate, market price and liquidity risks.

The Company may manage some of the risks through the use of derivative instruments not associated with any speculative trading or short selling.

•	Exchange rate risk

The exposure arises from the existence of assets and liabilities denominated in Dollar or Euro, since the Company’s functional currency is substantially the Real and is referred to as natural exchange exposure. The net exposure is the result of the offsetting of the natural exchange exposure by the instruments of hedge adopted by CSN.

The consolidated net exposure as of September 30, 2023, is shown below.

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Quarterly Financial Information – September 30, 2023 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

	09/30/2023	12/31/2022
Foreign Exchange Exposure	(Amounts in US$’000)	(Amounts in US$’000)
Cash and cash equivalents overseas	2,000,598	1,191,036
Trade receivables	294,906	315,920
Financial investments	15,079	26,930
Borrowings and financing	(5,355,872)	(4,594,471)
Trade payables	(342,828)	(366,149)
Others	(50,142)	(23,079)
Natural Gross Foreign Exchange Exposure (assets - liabilities)	(3,438,259)	(3,449,813)
Cash flow hedge accounting	4,175,190	4,409,760
Exchange rate swap CDI x Dollar	(67,000)	(67,000)
Exchange rate swap Real x Dollar	(115,000)	(115,000)
Net foreign exchange exposure	554,931	777,947

CSN uses Hedge Accounting strategy, as well as derivative financial instruments to protect future cash flows.

Sensitivity analysis of Derivative Financial Instruments and Consolidated Foreign Exchange Exposure

The Company considered scenarios 1 and 2 to be 25% and 50% deterioration for currency volatility, using the exchange rate closing rate as of September 30, 2023, as a reference.

The currencies used in the sensitivity analysis and their respective scenarios are shown below:

				09/30/2023
Currency	Exchange rate	Probable scenario	Scenario 1	Scenario 2
USD	5.0076	4.9219	6.2595	7.5114
EUR	5.3000	5.2517	6.6250	7.9500
USD x EUR	1.0584	1.0670	1.3230	1.5876

The effects on the result, considering scenarios 1 and 2, are shown below:

					09/30/2023
Instruments	Notional	Risk	Probable scenario (*) R$	Scenario 1 R$	Scenario 2 R$

Gross exchange position	(3,438,259)	Dollar	294,659	(4,304,356)	(8,608,713)

Cash flow hedge accounting	4,175,190	Dollar	(357,814)	5,226,920	10,453,841

Exchange rate swap CDI x Dollar	(67,000)	Dollar	5,742	(83,877)	(167,755)

Exchange rate swap Real x Dollar	(115,000)	Dollar	9,856	(143,969)	(287,937)

Net exchange position	554,931	Dollar	(47,557)	694,718	1,389,436

(*) The probable scenarios were calculated considering the following variations for the risks: Real x Dollar – valuation of the Real by 1.71% / Real x Euro - valuation of the Real by 0.91% / Euro x Dollar – devaluation of the dollar by 0.81%. Source: Central Bank of Brazil and European Central Bank quotations on November 10, 2023.

•	Interest rate risk

This risk arises from financial investments, borrowings and financing and debentures linked to the fixed and floating interest rates of the CDI, TLP, EURIBOR and SOFR, exposing these financial assets and liabilities to interest rate fluctuations as shown in the sensitivity analysis table below.

With the modification of the global financial market in recent years and in line with the recommendations of international regulatory bodies, the market began to transition from the Libor rate (London Interbank Offered Rate) to the SOFR (Secured Overnight Financing Rate) as of 2022. On September 30, all contracts were migrated to SOFR, as evidenced in the interest rate sensitivity analysis.

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Quarterly Financial Information – September 30, 2023 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

Sensitivity analysis of changes in interest rates

We present below the sensitivity analysis for interest rate risks. The Company considered scenarios 1 and 2 to be 25% and 50% deterioration in interest rate volatility using the closing rate as of September 30, 2023, as a reference.

The interest rates used in the sensitivity analysis and their scenarios are shown below:

			Consolidated
			09/30/2023
Interest	Interest rate	Scenario 1	Scenario 2
CDI	12.65%	15.81%	18.98%
TJLP	7.00%	8.75%	10.50%
IPCA	4.61%	5.76%	6.92%
SOFR 6M	5.47%	6.84%	8.21%
SOFR	5.31%	6.64%	7.97%
EURIBOR 3M	3.95%	4.94%	5.93%
EURIBOR 6M	4.13%	5.16%	6.20%

The effects on balances, considering scenarios 1 and 2, are shown below:

						Impact on balances on 09/30/2023
Changes in interest rates	% p.a	Assets	Liabilities	Probable scenario (*)	Scenario 1	Scenario 2
CDI	12.65	4,541,580	(15,563,121)	(12,415,766)	(12,764,322)	(13,112,878)
TJLP	7.00		(864,409)	(924,918)	(940,045)	(955,172)
IPCA	4.61		(36,115)	(37,780)	(38,196)	(38,612)
SOFR 6M	5.47		(2,085,665)	(2,199,751)	(2,228,272)	(2,256,794)
SOFR	5.31		(5,830,376)	(6,139,969)	(6,217,367)	(6,294,765)
EURIBOR 3M	3.95		(474,592)	(493,338)	(498,025)	(502,712)
EURIBOR 6M	4.13		(28,977)	(30,174)	(30,473)	(30,772)

(*) The sensitivity analysis is based on the premise of maintaining the market values as of September 30, 2023 as a probable scenario recorded in the company´s assets and liabilities.

•	Market price risk

The Company is also exposed to market risks related to the volatility of commodity and input prices. In line with its risk management policy, risk mitigation strategies involving commodities can be used to reduce cash flow volatility. These mitigation strategies may incorporate derivative instruments, predominantly forward transactions, futures, and options.

Below are the instruments for price risk protection, as shown in the following topics:

a) Cash flow hedge accounting - “Platts” index

The Company had derivative operations for iron ore, contracted by the subsidiary CSN Mineração, with the objective of reducing the volatility of its exposure to the commodity.

In order to better reflect the accounting effects of the Platts hedge strategy in the result, CSN Mineração opted to make the formal designation of the hedge and consequently adopted hedge accounting of the iron ore derivative as a hedge accounting instrument of its highly probable future iron ore sales. With this, the mark-to-market resulting from the volatility of Platts will be temporarily recorded in shareholders' equity and will be taken to the result when the referred sales occur according to the contracted period of assessment, thus allowing the recognition of the volatility of Platts on the sales of iron ore to be recognized at the same moment.

The table below shows the result of the derivative instrument until September 30, 2023:

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Quarterly Financial Information – September 30, 2023 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

				09/30/2023	09/30/2023	09/30/2022	09/30/2023	09/30/2022	09/30/2023	09/30/2022
		Appreciation (R$)		Fair value (market)	Other income and expenses (note 25)		Other comprehensive income		Exchange variation
Maturity	Notional	Asset position	Liability position	Amounts receivable / (payable)
05/31/2022 (Settled)	Platts					23,374				(1,087)
01/01/2023 to 01/31/2023 (Settled)	Platts				(196,908)				(1,107)
02/01/2023 to 02/28/2023 (Settled)	Platts				(212,418)				2,423
03/01/2023 to 03/31/2023 (Settled)	Platts				(158,701)				1,982
04/01/2023 to 04/30/2023 (Settled)	Platts				21,394				65
05/01/2023 to 05/31/2023 (Settled)	Platts				186,366				(3,629)
06/01/2023 to 06/31/2023 (Settled)	Platts				19,092				(4,801)
07/01/2023 to 07/31/2023 (Settled)	Platts				29,229				(3,106)
08/01/2023 to 08/31/2023 (Settled)	Platts				23,336				(2,664)
09/01/2023 to 09/31/2023 (*)	Platts	766,881	(786,693)	(19,812)	(21,554)				(38)
10/01/2023 to 10/31/2023	Platts	1,552,437	(1,602,215)	(49,778)			(48,837)		(941)
11/01/2023 to 11/30/2023	Platts	1,374,467	(1,393,509)	(19,042)			(18,691)		(351)
12/01/2023 to 12/31/2023	Platts	1,151,485	(1,150,947)	538			527		11
01/01/2024 to 01/31/2024	Platts	170,872	(169,877)	995			975		20
		5,016,142	(5,103,241)	(87,099)	(310,164)	23,374	(66,026)	-	(12,136)	(1,087)

(*) The operation matured on September 30, 2023 and was settled in early October 2023.

The changes in the amounts related to cash flow hedge accounting - Platts index recorded in shareholders' equity on September 30, 2023, are shown as follows:

	12/31/2022	Movement	Realization	09/30/2023
Cash flow hedge accounting – “Platts”	(341,269)	(34,921)	310,164	(66,026)
Income tax and social contribution on cash flow hedge accounting	116,031	11,873	(105,456)	22,448
Fair Value of cash flow accounting - Platts, net	(225,238)	(23,048)	204,708	(43,578)

The cash flow hedge accounting - Platts index – is fully effective since the derivative instruments were contracted.

To support the above-mentioned designations, the Company prepared formal documentation indicating how the designation of cash flow hedge accounting - Platts index is aligned with CSN's risk management objective and strategy, identifying the hedge instruments used, the hedge object, the nature of the risk to be protected and demonstrating the expectation of high effectiveness of the relations designated. Iron ore derivative instruments (“Platts” index) were designated in amounts equivalent to the portion of future sales, comparing the amounts designated with the amounts expected and approved in the Management and Board budgets.

Sensitivity analysis for Platts price risks

We present below the sensitivity analysis for Platts price risks. The Company considered scenarios 1 and 2 with 25% and 50% price devaluation using as a reference the probable price at the maturity of each operation.

The effects on the result, considering probable scenarios 1 and 2, are shown below:

	09/30/2023
Maturity	Probable scenario (*) R$	Scenario 1 R$	Scenario 2 R$
10/01/2023 to 10/31/2023	(24,388)	(411,180)	(797,972)
11/01/2023 to 11/30/2023	9,554	(325,110)	(659,775)
12/01/2023 to 12/31/2023	26,267	(249,539)	(525,344)
01/01/2024 to 01/31/2024	5,587	(34,918)	(75,423)
	17,020	(1,020,747)	(2,058,514)

(*) The probable scenario was calculated considering the Platts quotation on October 13,2023.

b) Cash flow hedge accounting

The Company and its subsidiary CSN Mineração formally designates relations of hedge of cash flows to protect highly probable future flows exposed to the dollar related to sales made in dollars.

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Quarterly Financial Information – September 30, 2023 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

With the objective of better reflecting the accounting effects of the hedge exchange rate in the result, CSN and its subsidiary CSN Mineração designated part of their dollar liabilities as an instrument of future hedge exports. As a result, the exchange rate variation resulting from the designated liabilities will be temporarily recorded in shareholders’ equity and will be reflected in the income statement when said exports occur, thus allowing the recognition of dollar fluctuations on liabilities and on exports to be recorded at the same time. It is noteworthy that the adoption of this hedge accounting does not imply the contracting of any financial instrument.

The table below presents a summary of the relations of hedge as of September 30, 2023:

									09/30/2023
Designation Date	Hedging Instrument	Hedged item	Type of hedged risk	Hedged period	Exchange rate on designation	Designated amounts (US$’000)	Amortizated part (USD'000)	Effect on Result (*) (R$'000)	Impact on Shareholders' equity (R$'000)
4/2/2018	Bonds	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	July 2018 - February 2023	3.3104	1,170,045	(1,170,045)	(281,258)
07/31/2019	Bonds and Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	January 2020 - April 2026	3.7649	1,342,761	(871,761)	(57,873)	(585,311)
1/10/2020	Bonds	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	March 2027 - January 2028	4.0745	1,416,000	(1,287,000)		(1,334,970)
01/28/2020	Bonds	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	March 2027 - January 2028	4.2064	1,000,000			(801,200)
6/1/2022	Bonds and Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	June 2022 - April 2032	4.7289	1,145,300	(137,300)	(24,475)	(280,930)
6/1/2022	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	June 2022 - May 2033	4.7289	878,640	(91,450)	(10,546)	(219,390)
12/1/2022	Advance on foreign exchange contract	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	December 2022 - November 2023	5.1643	60,000			9,402
12/1/2022	Advance on foreign exchange contract	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	December 2022 - December 2025	5.2565	100,000			24,890
12/1/2022	Advance on foreign exchange contract	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	December 2022 - January 2024	5.2660	50,000			12,920
12/1/2022	Advance on foreign exchange contract	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	December 2022 - November 2023	5.3270	20,000			6,388
12/1/2022	Bonds	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	December 2022 - June 2031	5.0360	490,000	(10,000)	(1,373)	13,632
12/1/2022	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	December 2022 - June 2027	5.0360	70,000			1,988
Total						7,742,746	(3,567,556)	(375,525)	(3,152,581)

(*) The realization of Hedge accounting cash flow is recognized in Other operating income and expenses, note 25.

The net balance of amounts designated and already amortized in dollars totals US$3.567.556.

In the hedging relationships described above, the amounts of the debt instruments were fully designated for equivalent iron ore export portions.

As of September 30, 2023, the hedging relationships established by the Company were effective according to the retrospective and prospective tests performed. Thus, no reversal for cash flow hedge accounting ineffectiveness was recognized.

c) Net investment hedge in foreign subsidiaries

The information related to the net investment hedge did not change in relation to that disclosed in the Company's interim financial information as of December 31, 2022. The balance recorded as of September 30, 2023 and December 31, 2022 is R$6,293.

d) Hedge accounting movements

The changes in the amounts related to cash flow hedge accounting recorded in shareholders’ equity as of September 30, 2023 are shown as follows:

65

Quarterly Financial Information – September 30, 2023 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
				Consolidated
	12/31/2022	Movement	Realization	09/30/2023
Cash flow hedge accounting	(4,434,697)	906,591	375,525	(3,152,581)
Income tax and social contribution on cash flow hedge accounting	1,507,797	(308,241)	(127,679)	1,071,877
Fair Value of cash flow accounting, net taxes	(2,926,900)	598,350	247,846	(2,080,704)

				Parent Company
	12/31/2022	Movement	Realization	09/30/2023
Cash flow hedge accounting	(4,022,353)	722,195	364,979	(2,935,179)
Income tax and social contribution on cash flow hedge accounting	1,367,600	(245,546)	(124,093)	997,961
Fair Value of cash flow accounting, net taxes	(2,654,753)	476,649	240,886	(1,937,218)

•	Credit risk

The exposure to credit risks of financial institutions considers the parameters established in the financial policy. The Company practices a detailed analysis of the financial situation of its customers and suppliers, the determination of a credit limit and the permanent monitoring of its outstanding balance.

With regard to financial investments, the Company only invests in institutions with low credit risk assessed by credit rating agencies. Since part of the funds is invested in repo operations that are backed by Brazilian government bonds, there is also exposure to the credit risk of the country.

As for the exposure to credit risk in accounts receivable and other receivables, the Company has a credit risk committee, in which each new customer is analyzed individually regarding their financial condition, before granting the credit limit and payment terms, and periodically reviewed based on procedures and circumstances of each business area.

•	Liquidity risk

It is the risk that the Company may not have sufficient net funds to honor its financial commitments as a result of the mismatch of term or volume between expected receipts and payments.

Future receipt and payment premises are established to manage cash liquidity in domestic and foreign currencies, which are monitored on a day-to-day basis by the Treasury Department. The payment schedules for long-term installments of borrowings, financing and debentures are shown in note 12.

The following are the contractual maturities of financial liabilities including interest.

					Consolidated
At September 30, 2023	Less than one year	From one to two years	From two to five years	Over five years	Total
Borrowings, financing and debentures (note 12)	6,140,645	7,733,030	16,498,130	13,824,200	44,196,005
Lease Liabilities (note 14)	144,781	198,537	141,391	255,867	740,576
Derivative financial instruments (note 13 a)	130,520	50,520			181,040
Trade payables (note 15)	7,047,849	12,851	1,803	1,906	7,064,409
Trade payables - Drawee Risk (note 16)	2,993,574				2,993,574
Dividends and interest on equity (note 16)	4,939				4,939
	16,462,308	7,994,938	16,641,324	14,081,973	55,180,543

IV - Fair values of assets and liabilities in relation to the book value

Financial assets and liabilities measured at fair value through profit or loss are recorded in current and non-current assets and liabilities and gains and losses are recorded as financial income and expenses, respectively.

The amounts are recorded in the interim financial information at their book values, which are substantially similar to those that would be obtained if they were traded on the market. The fair values of other long-term assets and liabilities do not differ significantly from their book values, except for the amounts below.

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Quarterly Financial Information – September 30, 2023 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

The estimated fair value for certain consolidated long-term borrowings and financing was calculated at current market rates, considering the nature, term and risks similar to those of the registered contracts, as follows:

		09/30/2023		12/31/2022
	Closing Balance	Fair value	Closing Balance	Fair value
Fixed Rate Notes (*)	15,030,441	12,825,475	15,656,088	13,782,836

(*) Source: Bloomberg

13.c)	Protection instruments: Derivatives

• Derivative financial instruments portfolio position

Swap exchange rate CDI x Dollar

The Company has derivative transactions to protect its debt in NCE raised in September 2019 with maturity in October 2023 in the amount of US$67.000 (equivalent to R$278.000) at a cost compatible with that usually practiced by the Company.

Swap exchange rate Real x Dollar

The subsidiary CSN Cimentos, after contracting a borrowing in foreign currency of US$115,000, contracted derivative operations to protect its exposure to the dollar, maturing on June 10, 2027.

Swap exchange rate CDI x IPCA

The subsidiaries CSN Mineração and CSN Cimentos issued debentures during 2021 and 2022, respectively, and entered derivative transactions to hedge their exposure to the IPCA. CSN Mineração's contracts have maturities scheduled from 2031 to 2037, while CSN Cimentos' contracts mature in 2032.

Below is the position of the derivatives:

								Consolidated
							09/30/2023	09/30/2022
				Appreciation (R$)		Fair value (market)	Impact on financial income (expenses) (note 26)
Instrument	Maturity	Functional Currency	Notional amount	Asset position	Liability position	Amounts receivable / (payable)
Exchange rate swap

Exchange rate swap Dollar x Real	Settled	Dollar						176,992
Exchange rate swap CDI x Dollar	10/02/2023	Dollar	67,000	23,470	(66,891)	(43,421)	29,923	32,428
Exchange rate swap Real x Dollar	6/10/2027	Dollar	115,000	606,920	(657,440)	(50,520)	(64,497)	(21,535)
Total Swap			182,000	630,390	(724,331)	(93,941)	(34,574)	187,885

Interest rate swap
Interest rate (Debentures) CDI x IPCA	07/15/2031	Real	576,448	649,062	(627,849)	21,213	22,771	(48,073)
Interest rate (Debentures) CDI x IPCA	07/15/2032	Real	745,000	855,235	(825,520)	29,715	(1,823)	(6,910)
Interest rate (Debentures) CDI x IPCA	07/15/2036	Real	423,552	474,781	(476,492)	(1,711)	40,779	(7,164)
Interest rate (Debentures) CDI x IPCA	07/15/2037	Real	655,382	716,306	(699,140)	17,166	(44,937)	(10,704)
Interest rate (Debentures) CDI x IPCA	02/16/2032	Real	600,000	692,872	(645,018)	47,854	9,595	(3,348)
Interest rate (Debentures) CDI x IPCA	2/12/2032	Real	600,000	689,825	(640,595)	49,230	11,719	(23,535)
Total interest rate (Debentures) CDI x IPCA			3,600,382	4,078,081	(3,914,614)	163,467	38,104	(99,734)

				4,708,471	(4,638,945)	69,526	3,530	88,151
67

Quarterly Financial Information – September 30, 2023 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

•	Classification of derivatives in the balance sheet and income statement

				09/30/2023	09/30/2022
Instruments	Liabilities			Financial income (expenses), net (note 26)
	Current	Non-current	Total
Exchange rate swap (NDF) Dollar x real (settled)					176,992
Exchange rate swap Real x Dollar		(50,520)	(50,520)	(64,497)	(21,535)
Exchange rate swap CDI x Dollar	(43,421)		(43,421)	29,923	32,428
Iron ore derivative	(87,099)		(87,099)	(12,136)	(1,087)
Interest rate swap CDI x IPCA		163,467	163,467	38,104	(99,734)
	(130,520)	112,947	(17,573)	(8,606)	87,064

Derivative instruments Swap CDI x IPCA are fully classified in the borrowings and financing group, since they are linked to debentures in order to protect exposure to the IPCA.

13.d)	Investments in securities measured at fair value through profit or loss

The Company has common shares (USIM3), preferred shares (USIM5) of Siderúrgica de Minas Gerais S.A. (“Usiminas”) and shares of Panatlântica S.A. (PATI3), which are designated as fair value through profit or loss.

Usiminas shares are classified as current assets in financial investments and Panatlântica shares are classified as non-current assets under the investment line item. They are recorded at fair value, based on the market price quote in B3.

In accordance with the Company’s policy, the gains and losses arising from the variation in the share price are recorded directly in the income statement as financial result in the case of financial investments, or as other operating income and expenses in the case of long-term investments.

Class of shares	09/30/2023				12/31/2022				09/30/2023	09/30/2022
	Quantity	Equity interest (%)	Share price	Closing Balance	Quantity	Equity interest (%)	Share price	Closing Balance	Profit or loss (notes 25 and 26)
USIM3	106,620,851	15.12%	6.94	739,949	106,620,851	15.12%	7.41	790,061	(50,112)	(672,778)
USIM5	55,144,456	10.07%	6.64	366,159	55,144,456	10.07%	7.16	394,834	(28,675)	(421,303)
				1,106,108				1,184,895	(78,787)	(1,094,081)
PATI3	2,705,726	11.31%	25.15	68,049	2,705,726	11.31%	35.00	94,700	(26,651)	(27,977)
				1,174,157				1,279,595	(105,438)	(1,122,058)

•	Stock market price risks

The Company is exposed to the risk of changes in the stock price due to the investments measured at fair value through profit or loss that have their quotations based on the market price on the B3.

Sensitivity analysis for stock price risks

We present below the sensitivity analysis for the stock price risks. The Company considered scenarios 1 and 2 with 25% and 50% devaluation in the stock price using as reference the closing price on September 30, 2023. The probable scenario considered a 5% devaluation in the stock price.

The effects on the result, considering probable scenarios, 1 and 2 are demonstrated below:

		09/30/2023
Class of shares	Probable scenario	Scenario 1	Scenario 2
	5%	25%	50%
USIM3	(36,997)	(184,987)	(369,974)
USIM5	(18,308)	(91,540)	(183,080)
PATI3	(3,402)	(17,012)	(34,025)

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Quarterly Financial Information – September 30, 2023 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
13.e)	Capital management

The Company seeks to optimize its capital structure in order to reduce its financial costs and maximize the return to its shareholders. The table below shows the evolution of the Company’s consolidated capital structure, with financing by equity and third-party capital:

Thousands of reais	09/30/2023	12/31/2022
Shareholder's equity (equity)	20,100,845	21,816,044
Borrowings and Financing (Third-party capital)	43,574,221	40,918,742
Gross Debit/Shareholder's equity	2.17	1.88

14.   LEASE LIABILITIES

Lease liabilities are shown below:

		Consolidated		Parent Company
	09/30/2023	12/31/2022	09/30/2023	12/31/2022
Leases	2,066,975	1,916,636	10,258	14,306
Present value adjustment - Leases	(1,326,399)	(1,222,790)	(491)	(1,126)
	740,576	693,846	9,767	13,180
Classified:
Current	144,781	177,010	8,902	8,451
Non-current	595,795	516,836	865	4,729
	740,576	693,846	9,767	13,180

The Company has lease agreements for port terminals in Itaguaí, the Solid Bulk Terminal - TECAR, used for loading and unloading iron ores and others and the Container Terminal - TECON, with remaining terms of 24 and 27 years, respectively, and lease agreement for railway operation using the Northeast network with a remaining term of 7 years.

Additionally, the Company has operating equipment lease agreements, used mainly in the mining and steel operations, and real estate, used as operating facilities and administrative and sales offices, in several locations where the Company operates, with remaining terms of 1 to 12 years.

The present value of the future obligations was measured using the implicit rate observed in the contracts and for the contracts that did not have a rate, the Company applied the incremental borrowing rate - IBR, both in nominal terms.

The movement of lease liabilities is shown in the table below:

		Consolidated		Parent Company
	09/30/2023	12/31/2022	09/30/2023	12/31/2022
Opening balance	693,846	611,551	13,180	17,941
New leases	186,494	29,633		2,808
Present Value Adjustments - New leases	(116,097)	(3,300)		(508)
Contract review	80,481	99,419	3,990	201
Write-off		(781)
Payments	(163,388)	(155,995)	(8,300)	(8,836)
Interest appropriated	58,740	69,510	897	1,574
Acquisition of companies		45,352
Exchange variation	500	(1,543)
Net balance	740,576	693,846	9,767	13,180

The estimated future minimum payments for the lease agreements include determinable variable payments, which are certain to occur, based on minimum performance and contractually fixed rates.

As of September 30, 2023, the expected minimum payments are the following:

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Quarterly Financial Information – September 30, 2023 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
				Consolidated
	Less than one year	Between one and five years	Over five years	Total
Leases	155,968	475,348	1,435,659	2,066,975
Present value adjustment - Leases	(11,187)	(135,420)	(1,179,792)	(1,326,399)
	144,781	339,928	255,867	740,576

•	Recoverable PIS / COFINS

Lease liabilities were measured at the amount of consideration with suppliers, that is, without considering the tax credits incurred after payment. The potential right of PIS and COFINS embedded in the lease liability is shown below.

		Consolidated		Parent Company
	09/30/2023	12/31/2022	09/30/2023	12/31/2022
Leases	1,787,427	1,835,101	9,953	13,466
Present value adjustment - Leases	(1,212,464)	(1,221,378)	(476)	(1,066)
Potencial PIS and COFINS credit	165,337	169,747	921	1,246
Present value adjustment – Potential PIS and COFINS credit	(112,153)	(112,977)	(44)	(99)

•	Lease payments not recognized as a liability:

The Company chose not to recognize lease liabilities in contracts with a term of less than 12 months and for low value assets. Payments made for these contracts are recognized as expenses when incurred.

The Company has contracts for the right to use ports (TECAR) and railways (FTL) which, even if they establish minimum performance, it is not possible to determine its cash flow since these payments are fully variable and will only be known when they occur. In such cases, payments will be recognized as expenses when incurred.

The expenses related to payments not included in the measurement of the lease liability during the period are:

				Consolidated
	Nine months ended		Three months ended
	09/30/2023	09/30/2022	09/30/2023	09/30/2022
Contract less than 12 months	3,431	905	736	66
Lower Assets value	11,795	2,548	3,671	644
Variable lease payments	302,302	259,739	102,466	81,037
	317,528	263,192	106,873	81,747

				Parent Company
	Nine months ended		Three months ended
	09/30/2023	09/30/2022	09/30/2023	09/30/2022
Lower Assets value	6,146	927	1,993	416
Variable lease payments	-	955	-	147
	6,146	1,882	1,993	563

15.	TRADE PAYABLES

		Consolidated		Parent Company
	09/30/2023	12/31/2022	09/30/2023	12/31/2022
Trade payables	7,147,708	6,723,077	4,049,548	3,750,724
(-) Adjustment present value	(83,299)	(79,893)	(56,442)	(51,579)
	7,064,409	6,643,184	3,993,106	3,699,145

Classified:
Current	7,047,849	6,596,915	3,985,582	3,684,793
Non-current	16,560	46,269	7,524	14,352
	7,064,409	6,643,184	3,993,106	3,699,145

70

Quarterly Financial Information – September 30, 2023 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
16.	OTHER PAYABLES

The other payables classified in current and non-current liabilities are comprised as follows:

				Consolidated				Parent Company
	Current		Non-current		Current		Non-current
	09/30/2023	12/31/2022	09/30/2023	12/31/2022	09/30/2023	12/31/2022	09/30/2023	12/31/2022
Payables to related parties (note 20 a)	31,478	109,087	36,784	53,356	377,845	406,583	2,803	41,694
Derivative financial instruments (note 13 a)	130,520	416,935	50,520	69,472	43,421			58,005
Dividends and interest on capital	4,939	611,307			4,642	598,267
Advances from customers (1)	1,918,683	1,120,072	5,525,704	943,919	298,421	83,300	783,181
Taxes in installments	145,454	280,721	173,256	184,106	15,855	9,173	56,649
Profit sharing - employees	225,873	266,705			111,713	136,909
Taxes payable			30,620	10,925			9,251	8,962
Provision for consumption and services	253,844	241,965			121,449	110,910
Third party materials in our possession	214,891	303,858			198,213	286,805
Trade payables - Drawee Risk and forfaiting (2)	2,993,574	5,709,069			2,691,691	5,318,425
Trade payables (note 15)			16,560	46,269			7,524	14,352
Lease Liabilities (note 14)	144,781	177,010	595,795	516,836	8,902	8,451	865	4,729
Other payables	98,988	81,922	373,196	391,535	23,435	2,358	57,839	21,248
	6,163,025	9,318,651	6,802,435	2,216,418	3,895,587	6,961,181	918,112	148,990

(1) Advances from Customers: On December 31, 2022 the subsidiaries CSN Mineração and CSN Cimentos entered into advance contracts for the sale of electricity with national operators in the sector to be executed up to 8 years. Additionally, the subsidiary CSN Mineração S.A. received in advance the total amount of US$500.000 (R$2,599,300) referring to supply contracts of approximately 13 million tons of iron ore signed with a major international player, to be executed within 4 years, with supply expected to begin in 2024. On June 30, 2023, the subsidiary CSN Mineração entered into an amendment to the advance contract, signed on January 16, 2023, in the amount of US$300,000 for additional supply of 6.3 million tons of iron ore. From this amendment, the Company received on June 30, 2023 the amount of US$205,000 (R$987,936), the remaining balance of US$95,000 will be received until July 31, 2023.

(2) The Company classifies drawee risk and forfaiting transactions with suppliers under other liabilities. These transactions are negotiated with financial institutions by which suppliers to anticipate receivables arising from sales of goods and, consequently, lengthen the payment terms of the Company's own obligations. The actual anticipation of receivables depends on the acceptance by its suppliers, since their participation is not compulsory. The Company is not reimbursed and/or benefited by the financial institution for discounts for payment executed before the due date agreed with the supplier, there is no alteration in the degree of subordination of the title in the case of judicial execution and no alteration in the existing commercial conditions between the Company and its suppliers.

17.	INCOME TAX AND SOCIAL CONTRIBUTION

17.a)	Income tax and social contribution recognized in profit or loss:

The income tax and social contribution recognized in net income for the period are as follows:

				Consolidated
	Nine months ended		Three months ended
	09/30/2023	09/30/2022	09/30/2023	09/30/2022
Income tax and social contribution income (expense)
Current	(828,108)	(1,563,960)	(569,846)	(293,759)
Deferred	609,660	(584,923)	236,597	(277,035)
	(218,448)	(2,148,883)	(333,249)	(570,794)

				Parent Company
	Nine months ended		Three months ended
	09/30/2023	09/30/2022	09/30/2023	09/30/2022
Income tax and social contribution income (expense)
Current	179,100	(195,974)	(2,346)	41,423
Deferred	675,341	(512,722)	267,752	(207,637)
	854,441	(708,696)	265,406	(166,214)

The reconciliation of income tax and social contribution expenses and income of the consolidated and parent company and the product of the current tax rate on income before income tax and social contribution are shown below:

71

Quarterly Financial Information – September 30, 2023 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
				Consolidated
	Nine months ended		Three months ended
	09/30/2023	09/30/2022	09/30/2023	09/30/2022
Income before income tax and social contribution	(230,008)	4,119,789	424,043	808,426
Tax rate	34%	34%	34%	34%
Income tax and social contribution at combined statutory rate	78,203	(1,400,728)	(144,175)	(274,865)
Adjustment to reflect the effective rate:
Equity in results of affiliated companies	127,467	71,375	48,612	36,225
Difference Tax Rate in companies abroad	(184,189)	(146,918)	(166,066)	(153,729)
Tax loss carryforwards without recognizing deferred taxes	-	(18,631)	-	(4,677)
Indebtdness limit	-	(6,382)	-	(2,058)
Unrecorded deferred taxes on temporary differences	-	(13,658)	-	(14,116)
Income taxes and social contribution on foreign profit	121,271	11,803	121,271	11,803
Tax incentives	27,463	30,411	21,048	9,679
Interest on equity	19,235		-
Recognition/(reversal) of tax credits	(344,710)	(696,590)	(203,226)	(179,915)
Other permanent deductions (additions)	(63,188)	20,435	(10,713)	859
Income tax and social contribution in net income for the period	(218,448)	(2,148,883)	(333,249)	(570,794)
Effective tax rate	-95%	52%	79%	71%

				Parent Company
	Nine months ended		Three months ended
	09/30/2023	09/30/2022	09/30/2023	09/30/2022
Income before income tax and social contribution	(1,751,714)	2,245,815	(419,886)	299,605
Tax rate	34%	34%	34%	34%
Income tax and social contribution at combined statutory rate	595,583	(763,577)	142,761	(101,866)
Adjustment to reflect the effective rate:
Equity in results of affiliated companies	478,151	719,815	145,581	100,741
Indebtdness limit		(6,382)		(2,058)
Income taxes and social contribution on foreign profit	90,687	11,803	90,687	11,803
Interest on equity	(75,772)
Tax incentives		4,702		(1,327)
Recognition/(reversal) of tax credits	(190,456)	(696,590)	(30,599)	(179,915)
Other permanent deductions (additions)	(43,752)	21,533	(83,024)	6,408
Income tax and social contribution in net income for the period	854,441	(708,696)	265,406	(166,214)
Effective tax rate	49%	32%	63%	55%

17.b)	Deferred income tax and social contribution:

Deferred income tax and social contribution balances are as follows:

		Consolidated		Parent Company
	09/30/2023	12/31/2022	09/30/2023	12/31/2022
Deferred
Income tax losses	4,045,386	2,679,028	2,092,535	1,279,792
Social contribution tax losses	1,386,685	894,183	775,608	482,104
Temporary differences	(458,916)	1,305,557	693,824	1,494,816
Tax, social security, labor, civil and environmental provisions	534,687	584,834	182,390	205,440
Estimated losses on assets	192,004	369,826	138,447	143,926
Gains/(Losses) on financial assets	491,592	468,813	498,327	442,333
Actuarial Liabilities (Pension and Health Plan)	191,142	226,875	182,679	222,745
Provision for consumption and services	209,671	205,880	197,555	172,566
Cash Flow Hedge Accounting and Unrealized Exchange Variations	477,022	1,459,012	402,323	1,206,064
(Gain) on loss of control of Transnordestina	(224,096)	(224,096)	(224,096)	(224,096)
Fair Value SWT/CBL Acquisition	(149,489)	(149,489)
Business combination	(1,401,675)	(1,632,370)	(721,992)	(721,992)
Others	(779,774)	(3,728)	38,191	47,830
Total	4,973,155	4,878,768	3,561,967	3,256,712

Total Deferred Assets	6,360,579	5,095,718	4,515,912	4,219,717
Total Deferred Liabilities	(1,387,424)	(216,950)	(953,945)	(963,005)
Total Deferred	4,973,155	4,878,768	3,561,967	3,256,712

72

Quarterly Financial Information – September 30, 2023 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

The Company has in its corporate structure subsidiaries abroad, whose income is taxed by the income tax in the respective countries where they were constituted at rates lower than those in force in Brazil. In the period between 2019 and 2023, these subsidiaries generated income in the amount of R$156,367. If the Brazilian tax authorities understand that this income is subject to additional taxation in Brazil for income tax and social contribution, these, if due, would reach approximately R$53,165. The Company, based on the position of its legal advisors, assessed only the likelihood of loss as possible in the event of possible tax questioning and, therefore, no provision was recognized in the interim financial information.

In addition, management evaluated the precepts of IFRIC 23 - “Uncertainty Over Income Tax Treatments” and recognized in 2021 the credit for the unconstitutionality of the levy of the IRPJ and CSLL on the amounts of default interest referring to the SELIC rate received due to the repetition of tax undue payment.

17.c)	Changes in deferred income tax and social contribution

The changes in deferred taxes is shown below:

	Consolidated	Parent Company
Balance at January 1, 2022	4,569,011	4,843,653
Recognized in the result	(420,773)	(988,588)
Recognized in other comprehensive income	(322,876)	(598,353)
Acquisition of companies	1,053,406
Balance at December 31, 2022	4,878,768	3,256,712
Recognized in the result	609,660	675,341
Recognized in other comprehensive income	(521,640)	(369,642)
Use of tax credit in installment program	(451)	(444)
Reverse incorporation	6,818
Balance at September 30, 2023	4,973,155	3,561,967

17.d)	Income tax and social contribution recognized in equity:

The income tax and social contribution recognized directly in equity are shown below:

		Consolidated		Parent Company
	09/30/2023	12/31/2022	09/30/2023	12/31/2022
Income tax and social contribution
Actuarial gains on defined benefit pension plan	104,455	100,139	99,288	99,288
Exchange differences on translating foreign operations	(325,350)	(325,350)	(325,350)	(325,350)
Cash flow hedge accounting	954,186	1,571,953	997,961	1,367,601
	733,291	1,346,742	771,899	1,141,539

18.	PROVISIONS FOR TAX, SOCIAL SECURITY, LABOR, CIVIL AND ENVIRONMENTAL RISKS AND JUDICIAL DEPOSITS

Claims of different nature are being challenged at the appropriate courts. Details of the accrued amounts and related judicial deposits are as follows:

73

Quarterly Financial Information – September 30, 2023 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
				Consolidated				Parent Company
	Accrued liabilities		Judicial deposits		Accrued liabilities		Judicial deposits
	09/30/2023	12/31/2022	09/30/2023	12/31/2022	09/30/2023	12/31/2022	09/30/2023	12/31/2022
Tax	149,512	219,196	152,585	184,687	16,939	96,865	57,088	57,316
Social security	1,595	1,567	4		1,595	1,549
Labor	368,177	375,416	303,494	297,507	159,536	177,902	138,421	160,983
Civil	779,387	851,305	26,503	25,502	151,667	130,250	14,134	12,174
Environmental	42,832	37,341	3,212	2,859	12,087	15,250	1,153	1,154
Deposit of a guarantee			21,019	23,109
	1,341,503	1,484,825	506,817	533,664	341,824	421,816	210,796	231,627

Classified:
Current	38,926	73,089			22,218	31,371
Non-current	1,302,577	1,411,736	506,817	533,664	319,606	390,445	210,796	231,627
	1,341,503	1,484,825	506,817	533,664	341,824	421,816	210,796	231,627

The changes in tax, social security, labor, civil and environmental provisions in the year ended September 30, 2023 can be summarized as follows:

					Consolidated
					Current + Non-current
Nature	12/31/2022	Additions	Accrued charges	Net utilization of reversal	09/30/2023
Tax	219,196	2,327	12,511	(84,522)	149,512
Social security	1,567		68	(40)	1,595
Labor	375,416	32,064	39,061	(78,364)	368,177
Civil	851,305	20,834	51,851	(144,603)	779,387
Environmental	37,341	2,993	5,970	(3,472)	42,832
	1,484,825	58,218	109,461	(311,001)	1,341,503

					Parent Company
					Current + Non-current
Nature	12/31/2022	Additions	Accrued charges	Net utilization of reversal	09/30/2023
Tax	96,865	928	2,896	(83,750)	16,939
Social security	1,549		68	(22)	1,595
Labor	177,902	11,263	16,200	(45,829)	159,536
Civil	130,250	724	25,301	(4,608)	151,667
Environmental	15,250	83	113	(3,359)	12,087
	421,816	12,998	44,578	(137,568)	341,824

The provision for tax, social security, labor, civil and environmental risks was estimated by Management and is mainly based on the legal advisors’ assessment. Only lawsuits for which the risk is classified as probable loss are provisioned. Additionally, tax liabilities from actions initiated by the Company is included in this provision and is subject to SELIC (Central Bank’s policy rate).

▪	Possible administrative and judicial proceedings

The Company does not make provisions for lawsuits, which Management’s expectations, based on the opinion of legal counsel, is a possible loss. The following table shows a summary of the balance of the main matters classified as possible risk compared to the balance as of September 30, 2023 and December 31, 2022.

74

Quarterly Financial Information – September 30, 2023 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
		Consolidated
	09/30/2023	12/31/2022
Notice of Violation and Imposition of Fine (AIIM) / Tax Foreclosure - RFB - IRPJ/CSLL - Capital Gain for alleged sale of equity interest in subsidiary NAMISA	15,311,254	14,174,838

Notice of Violation and Imposition of Fine (AIIM) / Tax Foreclosure - RFB - IRPJ/CSLL - Disallowance of goodwill deductions generated in the reverse incorporation of Big Jump by Namisa	5,334,695	4,920,177

Notice of Violation and Imposition of Fine (AIIM) / Tax Enforcement - RFB - IRPJ/CSLL - Disallowance of prepayment interest arising from iron ore supply and port services contracts	2,628,747	2,388,423

Infraction and Fine Imposition Notices (AIIM) / Writ of Mandamus - RFB - IRPJ/CSLL - Profits earned abroad in 2008, 2010, 2011, 2012, 2014, 2015, 2016 and 2017	4,377,939	4,104,626

Unapproved compensation - RFB - IRPJ/CSLL, PIS/COFINS and IPI	2,254,133	2,138,608

ICMS - SEFAZ/RJ - Assessment Notice - questions about sales for incentive area	1,365,927	1,255,251

Notice of Violation and Imposition of Fine (AIIM) - RFB - Disallowance of PIS/COFINS Credits for inputs and freight	1,357,989	1,238,018

CFEM – difference of understanding between CSN and ANM on the calculation basis	1,248,299	1,143,275

Notice of Infraction and Imposition of Fine (AIIM) - RFB - Collection IRRF - Business Combinations CMIN 2015	1,081,763	986,196

ICMS - SEFAZ/RJ - Electricity Credits	1,042,238	950,469

Notice of Violation and Imposition of Fine (AIIM) - IRPJ/CSLL - Disallowance of deductions of goodwill generated in the acquisition of Cimentos Mauá	790,649	715,152

ICMS - SEFAZ/RJ - Disallowance of the ICMS credits - Transfer of iron ore	718,090	666,816

ICMS - SEFAZ/RJ - Disallowance of credits on purchases of intermediate products	433,788	623,748

Disallowance of tax loss and negative calculation base resulting from adjustments in SAPLI - RFB	725,077	663,594

Infraction and Fine Imposition Notices (AIIM) - RFB - IRPJ/CSLL - Transfer Pricing	355,531

ICMS - SEFAZ/RJ - Transfer of imported raw material for a value lower than the TECAR import document	387,055	357,006

Notice of Violation and Imposition of Fine (AIIM) / Annulment Action - RFB - IRRF - Capital gain of CFM company sellers located abroad	311,722	289,406

Other tax lawsuits (federal, state, and municipal)	5,986,631	5,579,232

Social security lawsuits	257,498	187,338

Action to discuss the balance of the construction contract – Tebas	593,716	560,638

Action related to power supply payment’s charge - Light	432,416	386,834

Action that discusses Negotiation of energy sales - COPEN - CEEE-G	194,475	193,469

Collection of defaulted amounts of contracts for the execution of the Presidente Médici Thermoelectric Power Plant - SACE - CEEE-G	197,237	192,212

Enforcement action applied by Brazilian antitrust authorities (CADE)	119,468	109,206

Other civil lawsuits	1,377,128	1,168,591

Labor and social security lawsuits	2,039,759	1,726,517

Tax foreclosures – Fine – Volta Redonda IV	135,720	122,639

ACP landfill Márcia	306,389	306,389

Other environmental lawsuits	627,364	539,410

	51,992,697	47,688,078

In the first quarter of 2021, the Company was notified of an arbitration proceeding based on an alleged unfulfillment of iron ore supply contracts. The counterparty asks for approximately US$1 billion, and the Company has no knowledge of the basis for the estimates of the amount asked. Finally, the Company informs that has responded the arbitration requirements in conjunction with its legal counselors and is currently at the initial stage of its defense. The Company expects the arbitration will be concluded in 2 years. The relevance of the arbitration to the Company is related to the amount attributed to the cause and its eventual financial impact. The discussion involves arbitration disputes initiated by both parties.

75

Quarterly Financial Information – September 30, 2023 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

The Company has been offering judicial guarantees (Guarantee Insurance/Letter of Guarantee) in the total amount updated to September 30, 2023, of R$8.462.939 (December 31, 2022, R$4,939,419), as determined by the procedural legislation in force.

The assessments made by legal advisors define these administrative and judicial proceedings as a possible risk of loss and, consequently, no loss provisions have been recognized in accordance with Management's judgment and with the accounting practices adopted in Brazil.

19.	PROVISION FOR ENVIRONMENTAL LIABILITIES AND ASSET RETIREMENT OBLIGATIONS

The balance of provisions for environmental liabilities and asset retirement obligation is as follows:

		Consolidated		Parent Company
	09/30/2023	12/31/2022	09/30/2023	12/31/2022
Environmental liabilities	186,744	172,574	170,369	158,213
Asset retirement obligations	822,603	765,083
	1,009,347	937,657	170,369	158,213

20.	RELATED-PARTY BALANCES AND TRANSACTIONS

20.a)	Transactions with subsidiaries, jointly controlled entities, associates, exclusive funds and other related parties

•	Consolidated

		Consolidated
		09/30/2023				12/31/2022
		Subsidiaries and associates	Joint-ventures and Joint Operation	Other related parties	Total	Subsidiaries and associates	Joint-ventures and Joint Operation	Other related parties	Total
Assets
Current Assets
Investments	(1)			1,179,172	1,179,172			1,768,915	1,768,915
Trade receivables (note 5)	(2)	42,845	4,636	48,589	96,070	48,236	1,182	59,716	109,134
Dividends (note 8)	(3)		77,377		77,377		77,377		77,377
Loans (note 8)	(4)		5,335		5,335		5,383		5,383
Other receivables (note 8)			2	1,828	1,830	30		1,828	1,858
		42,845	87,350	1,229,589	1,359,784	48,266	83,942	1,830,459	1,962,667
Non-current Assets
Investments	(1)			115,175	115,175			140,510	140,510
Loans (note 8)	(4)	3,718	1,614,195		1,617,913	3,678	1,381,095		1,384,773
Actuarial asset (note 8)				35,477	35,477			35,477	35,477
Other receivables (note 8)	(5)		1,705,332		1,705,332		1,484,759		1,484,759
		3,718	3,319,527	150,652	3,473,897	3,678	2,865,854	175,987	3,045,519
		46,563	3,406,877	1,380,241	4,833,681	51,944	2,949,796	2,006,446	5,008,186

Liabilities
Current Liabilities
Trade payables		299	64,790	25,042	90,131		93,115	37,448	130,563
Accounts payable			21,456		21,456		23,555	24,134	47,689
Provision for consumption			10,022		10,022		61,398		61,398
		299	96,268	25,042	121,609		178,068	61,582	239,650
Non-current Liabilities
Accounts payable			36,784		36,784		53,356		53,356
			36,784		36,784		53,356		53,356
		299	133,052	25,042	158,393		231,424	61,582	293,006

		Consolidated
		09/30/2023				09/30/2022
		Subsidiaries and associates	Joint-ventures and Joint Operation	Other related parties	Total	Subsidiaries and associates	Joint-ventures and Joint Operation	Other related parties	Total
P&L
Sales		74,457	14,562	1,254,418	1,343,437	168,475	22,308	1,926,149	2,116,932
Cost and expenses		(779)	(1,504,666)	(196,710)	(1,702,155)	(66)	(1,114,540)	(151,952)	(1,266,558)
Financial income (expenses)
Interest (note 26)			135,812	17,160	152,972		104,851	23,031	127,882
Financial investments	(1)			(78,787)	(78,787)			(1,094,081)	(1,094,081)
		73,678	(1,354,292)	996,081	(284,533)	168,409	(987,381)	703,147	(115,825)
76

Quarterly Financial Information – September 30, 2023 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
•	Parent Company

		Parent Company
		09/30/2023				12/31/2022
		Subsidiaries and associates	Joint-ventures and Joint Operation	Other related parties and exclusive funds	Total	Subsidiaries and associates	Joint-ventures and Joint Operation	Other related parties and exclusive funds	Total
Assets
Current Assets
Investments	(1)			1,186,312	1,186,312			1,125,578	1,125,578
Trade receivables (note 5)	(2)	946,398		47,378	993,776	1,066,375		59,407	1,125,782
Loans (note 8)	(4)		5,335		5,335		5,383		5,383
Dividends (note 8)	(3)	196,161	39,621		235,782	255,859	39,621		295,480
Other receivables (note 8)		232,765	2	1,829	234,596	99,866		1,829	101,695
		1,375,324	44,958	1,235,519	2,655,801	1,422,100	45,004	1,186,814	2,653,918
Non-current Assets
Investments	(1)			115,175	115,175			140,510	140,510
Loans (note 8)	(4)	503,254	1,516,746		2,020,000	380,913	1,287,469		1,668,382
Actuarial asset (note 8)				28,072	28,072			28,072	28,072
Other receivables (note 8)	(5)	102,572	1,705,332		1,807,904	223,908	1,484,759		1,708,667
		605,826	3,222,078	143,247	3,971,151	604,821	2,772,228	168,582	3,545,631
		1,981,150	3,267,036	1,378,766	6,626,952	2,026,921	2,817,232	1,355,396	6,199,549

Liabilities
Current Liabilities
Intercompany Loans (note 12)	(6)	1,689,921			1,689,921	43,806			43,806
Trade payables		548,687	28,673	24,096	601,456	269,264	41,654	36,289	347,207
Accounts payable		48,794			48,794	103,012		24,134	127,146
Provision for consumption		319,029	10,022		329,051	279,437			279,437
		2,606,431	38,695	24,096	2,669,222	695,519	41,654	60,423	797,596
Non-current Liabilities
Intercompany Loans (note 12)	(6)	7,418,931			7,418,931	9,984,044			9,984,044
Accounts payable		2,803			2,803	41,694			41,694
		7,421,734			7,421,734	10,025,738			10,025,738
		10,028,165	38,695	24,096	10,090,956	10,721,257	41,654	60,423	10,823,334

		Parent Company
		09/30/2023				09/30/2022
		Subsidiaries and associates	Joint-ventures and Joint Operation	Other related parties and exclusive funds	Total	Subsidiaries and associates	Joint-ventures and Joint Operation	Other related parties and exclusive funds	Total
Net revenue and cost
Sales		2,371,865	(15)	1,242,813	3,614,663	3,295,037	284	1,925,793	5,221,114
Cost and expenses		(1,981,717)	(342,956)	(243,246)	(2,567,919)	(2,088,264)	(396,557)	(131,310)	(2,616,131)
Financial income (expenses)
Interest (note 26)		(134,880)	133,515	16,635	15,270	(52,236)	103,958	3,391	55,113
Exclusive funds (note 26)				11,141	11,141			9,753	9,753
Financial investments	(1)			(78,786)	(78,786)			(1,075,238)	(1,075,238)
Exchange rate variations and monetary, net		392,346			392,346	362,843			362,843
		647,614	(209,456)	948,557	1,386,715	1,517,380	(292,315)	732,389	1,957,454

Consolidated and Parent Company Information:

(1)	Financial investments: Refers mainly to investments in Usiminas shares, cash and cash equivalents and Bonds with Banco Fibra and government bonds and CDBs with the exclusive funds.

(2)	Accounts receivables: refers mainly to sales transactions of steel products from the Parent Company to related parties.

(3)	Dividends receivable: In the Parent Company on September 30, 2023, it mainly refers to interest on equity from Minérios Nacional S.A in the amount of R$9,353 (R$14,785 in December 2022) and dividends from the subsidiary CSN Cimentos Brasil S.A in the amount of R$178,348 on September 30, 2023 (R$178,348 on December 31, 2022) and in the Consolidated dividends from MRS Logística S.A in the amount of R$77,377 (R$77,377 in December 2022).

(4)	Loans (Assets):

Long term: In Consolidated refers mainly to loan agreements with Transnordestina Logística amounting to R$1,603,482 (R$1,384,773 as of December 31, 2022) with an average rate of 125.0% to 130.0% of CDI.

(5)	Others (Assets): In Consolidated as of September 30, 2023, refers advance for future capital increase with Transnordestina Logística S.A. in the amount of R$1,705,332 (R$1,484,759 as of December 31, 2022).

(6)	Borrowings (Liabilities):

Foreign currency: In the Parent Company these are intercompany contracts amounting to R$7,342,254 as of September 30, 2023 (R$10,027,850 as of December 31, 2022).

77

Quarterly Financial Information – September 30, 2023 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
20.b)	Key management personnel

The key management personnel with authority and responsibility for planning, directing, and controlling the Company’s activities include members of the Board of Directors and statutory officers. The following is information on the compensation of such personnel and the related balances as of September 30, 2023, and 2022.

	09/30/2023	09/30/2022
	P&L
Short-term benefits for employees and officers	47,354	47,196
Post-employment benefits	354	195
	47,708	47,391

20.c)	Guarantees

The Company is liable for guarantees of its subsidiaries and jointly controlled entities as follows:

	Currency	Maturities	Borrowings		Tax foreclosure		Others		Total
			09/30/2023	12/31/2022	09/30/2023	12/31/2022	09/30/2023	12/31/2022	09/30/2023	12/31/2022
Transnordestina Logísitca	R$	Up to 09/19/2056 and Indefinite	2,132,291	2,096,291	10,029	9,365	4,235	3,853	2,146,555	2,109,509
Group subsidiaries	R$	Up to 12/21/2024 and indefinite	1,900,000			197	131,920	2,163	2,031,920	2,360
CSN Mineração	R$	Up to 12/21/2024		540,946						540,946
Total in R$			4,032,291	2,637,237	10,029	9,562	136,155	6,016	4,178,475	2,652,815

CSN Inova Ventures	US$	01/28/2028	1,300,000	1,300,000					1,300,000	1,300,000
CSN Resources	US$	Up to 04/17/2026	1,150,000	1,150,000					1,150,000	1,150,000

CSN Cimentos	US$	Indefinite	115,000	115,000					115,000	115,000

Total in US$			2,565,000	2,565,000					2,565,000	2,565,000

Lusosider Aços Planos	EUR	Indefinite					75,000	75,000	75,000	75,000
Total in EUR							75,000	75,000	75,000	75,000
Total in R$			12,844,494	13,867,929			397,500	396,780	13,241,994	14,264,709
			16,876,785	16,505,166	10,029	9,562	533,655	402,796	17,420,469	16,917,524

21.	SHAREHOLDERS’ EQUITY

21.a)	Paid-up capital

The fully subscribed and paid-up capital as of September 30, 2023, is R$10,240,000, divided into 1,326,093,947 common and book-entry shares (as of December 31, 2022, R$10,240,000 divided into 1, 326,093,947 common and book-entry shares), with no par value. Each common share entitles to one vote in the resolutions of the General Meeting.

21.b)	Authorized capital

The Company’s bylaws in effect on September 30, 2023, define that the share capital may be increased to up to 2,400,000,000 shares, by decision of the Board of Directors, regardless of amendments to the bylaws.

21.c)	Legal reserve

It is constituted at the rate of 5% of the net income calculated in each fiscal year, before any other allocation, pursuant to art. 193 of Law 6,404/86, up to a limit of 20% of the capital stock.

21.d)	Ownership structure

As of September 30, 2023, and December 31, 2022, the Company’s ownership structure was as follows:

78

Quarterly Financial Information – September 30, 2023 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
			09/30/2023			12/31/2022
	Number of common shares	% of total shares	% of voting capital	Number of common shares	% of total shares	% of voting capital
Vicunha Aços S.A.	543,617,803	40.99%	40.99%	679,522,254	51.24%	51.24%
Rio Iaco Participações S.A.	45,706,242	3.45%	3.45%	45,706,242	3.45%	3.45%
CFL Participações S.A.	135,904,451	10.25%	10.25%	0	0.00%	0.00%
NYSE (ADRs)	269,650,326	20.33%	20.33%	254,520,040	19.19%	19.19%
Other shareholders	331,215,125	24.98%	24.98%	346,345,411	26.12%	26.12%
Outstanding shares	1,326,093,947	100.00%	100.00%	1,326,093,947	100.00%	100.00%

As of March 31, 2023, an Asset Restructuring Agreement was entered into between Rio Purus Participações S.A. and CFL Participações S.A. ("CFL"), the shareholders that directly and indirectly hold all the shares of Vicunha Aços S.A. ("Vicunha Aços"). Thus, the implementation of this Transaction results in CFL Ana Participações S.A. ("CFL Ana"), a subsidiary of CFL, holding 135,904,451 common shares, book-entry and without par value issued by CSN, representing on this date 10.25% of its capital stock.

21.e)	Treasury shares

On September 30, 2023, the Company did not have an open treasury share buyback program, below is the movement of the programs that were closed:

Program	Board’s Authorization	Authorized quantity	Program period	Average buyback price	Minimum and maximum buyback price	Number bought back	Share cancelation	Sale of shares	Balance in treasury
	04/20/2018	30,391,000	From 4/20/2018 to 4/30/2018	Not applicable	Not applicable			22,981,500	7,409,500
1º	06/21/2021	24,154,500	From 06/22/2021 to 12/22/2021	R$ 21.82	R$20,06 and R$23,22	24,082,000			31,491,500
2º	6/12/2021	30,000,000	From 12/07/2021 to 6/30/2022	R$ 25.00	R$17,20 and R$26,76	29,938,600			61,430,100
	05/18/2022			Not applicable	Not applicable		61,430,100
3º	05/18/2022	58,000,000	From 05/19/2022 to 05/18/2023

21.f)	Earnings per share

The earnings per share are shown below:

				Parent Company
	Nine months ended		Three months ended
	09/30/2023	09/30/2022	09/30/2023	09/30/2022
	Common Shares		Common Shares
(Loss)/profit for the period	(897,273)	1,537,119	(154,480)	133,391
Weighted average number of shares	1,326,093,947	1,327,343,593	1,326,093,947	1,326,093,947
Basic and diluted (loss)/earnings per share	(0.67663)	1.15804	(0.11649)	0.10059

22.	COMPENSATION TO SHAREHOLDERS

On May 17, 2023, the Company paid its shareholders interest on equity in the amount of R$700,000, corresponding to a gross amount of R$0.52786606981 per share. Considering the incidence of Withholding Income Tax at the rate of 15%, the net amount of Income Tax will be paid of R$595,000 equivalent to R$0.44868615934 per share and dividends in the amount of R$1,614,000 equivalent to R$1.21710833810 per share.

23.	NET REVENUE FROM SALES

Net sales revenue is comprised as follows:

79

Quarterly Financial Information – September 30, 2023 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
				Consolidated
	Nine months ended		Three months ended
	09/30/2023	09/30/2022	09/30/2023	09/30/2022
Gross revenue
Domestic market	21,323,643	22,801,754	7,247,887	8,231,980
Foreign market	17,032,354	15,417,709	5,557,506	4,406,455
	38,355,997	38,219,463	12,805,393	12,638,435
Deductions
Sales returns, discounts and rebates	(452,863)	(207,894)	(216,795)	(86,469)
Taxes on sales	(4,470,305)	(4,778,732)	(1,463,570)	(1,654,917)
	(4,923,168)	(4,986,626)	(1,680,365)	(1,741,386)
Net revenue	33,432,829	33,232,837	11,125,028	10,897,049

				Parent Company
	Nine months ended		Three months ended
	09/30/2023	09/30/2022	09/30/2023	09/30/2022
Gross revenue
Domestic market	15,483,700	20,086,467	5,222,135	7,008,557
Foreign market	1,679,281	3,049,264	520,353	859,699
	17,162,981	23,135,731	5,742,488	7,868,256
Deductions
Sales returns, discounts and rebates	(323,906)	(214,104)	(171,609)	(82,692)
Taxes on sales	(2,877,269)	(3,909,675)	(957,216)	(1,311,201)
	(3,201,175)	(4,123,779)	(1,128,825)	(1,393,893)
Net revenue	13,961,806	19,011,952	4,613,663	6,474,363

24.	EXPENSES BY NATURE

				Consolidated
	Nine months ended		Three months ended
	09/30/2023	09/30/2022	09/30/2023	09/30/2022
Raw materials and inputs	(9,279,330)	(11,122,342)	(3,119,846)	(3,952,017)
Outsourcing material	(3,895,247)	(2,412,410)	(1,223,886)	(776,390)
Labor cost	(3,081,949)	(2,338,496)	(1,098,453)	(846,490)
Supplies	(2,945,922)	(2,513,231)	(928,438)	(1,003,132)
Maintenance cost (services and materials)	(462,336)	(835,269)	(261,444)	(258,475)
Outsourcing services	(2,264,404)	(1,497,304)	(597,384)	(522,485)
Freight	(3,110,482)	(1,770,492)	(1,113,837)	(769,423)
Depreciation, amortization and depletion	(2,411,816)	(1,967,394)	(842,389)	(689,033)
Others	(964,737)	(786,320)	(309,285)	(339,907)
	(28,416,223)	(25,243,258)	(9,494,962)	(9,157,352)
Classified as:
Cost of sales	(25,138,859)	(23,206,660)	(8,319,723)	(8,358,934)
Selling expenses	(2,725,144)	(1,595,871)	(984,689)	(647,943)
General and administrative expenses	(552,220)	(440,727)	(190,550)	(150,475)
	(28,416,223)	(25,243,258)	(9,494,962)	(9,157,352)

80

Quarterly Financial Information – September 30, 2023 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
				Parent Company
	Nine months ended		Three months ended
	09/30/2023	09/30/2022	09/30/2023	09/30/2022
Raw materials and inputs	(7,943,210)	(10,429,422)	(2,673,097)	(3,745,471)
Labor cost	(1,229,846)	(1,066,444)	(430,445)	(364,421)
Supplies	(2,156,660)	(1,767,188)	(701,497)	(706,007)
Maintenance cost (services and materials)	(146,506)	(326,588)	(40,150)	(73,592)
Outsourcing services	(961,559)	(864,895)	(349,741)	(297,196)
Freight	(550,946)	(651,030)	(182,043)	(254,972)
Depreciation, amortization and depletion	(864,653)	(784,510)	(309,890)	(271,431)
Others	(176,651)	(305,978)	(108,093)	(146,668)
	(14,030,031)	(16,196,055)	(4,794,956)	(5,859,758)
Classified as:
Cost of sales	(13,218,969)	(15,317,359)	(4,516,482)	(5,555,003)
Selling expenses	(593,908)	(708,561)	(197,941)	(244,946)
General and administrative expenses	(217,154)	(170,135)	(80,533)	(59,809)
	(14,030,031)	(16,196,055)	(4,794,956)	(5,859,758)

The depreciation, amortization and depletion for the period were distributed as follows.

				Consolidated
	Nine months ended		Three months ended
	09/30/2023	09/30/2022	09/30/2023	09/30/2022
Production costs (1)	(2,374,561)	(1,934,833)	(827,094)	(677,360)
Selling expenses	(15,139)	(10,121)	(7,052)	(3,681)
General and administrative expenses	(22,116)	(22,440)	(8,243)	(7,992)
	(2,411,816)	(1,967,394)	(842,389)	(689,033)
Other operational (2)	(64,279)	(57,571)	(22,720)	(19,335)
	(2,476,095)	(2,024,965)	(865,109)	(708,368)

				Parent Company
	Nine months ended		Three months ended
	09/30/2023	09/30/2022	09/30/2023	09/30/2022
Production costs (1)	(845,657)	(768,100)	(303,219)	(265,913)
Selling expenses	(7,248)	(6,263)	(2,556)	(2,142)
General and administrative expenses	(11,748)	(10,147)	(4,115)	(3,376)
	(864,653)	(784,510)	(309,890)	(271,431)
Other operational (2)	(6,104)	(5,172)	(2,498)	(1,932)
	(870,757)	(789,682)	(312,388)	(273,363)

(1) The cost of production includes PIS and COFINS credits on lease agreements as of September 30, 2023, in the amount of R$5,782 in the consolidated (R$5,426 as of September 30, 2022) and R$620 in the parent company (R$458 as of September 30, 2022).

(2) They mainly refer to the depreciation of investment properties, paralyzed equipment and amortization of the SWT customer portfolio, classified in other operating expenses, see note 25.

81

Quarterly Financial Information – September 30, 2023 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
25.	OTHER OPERATING INCOME AND EXPENSES

				Consolidated
	Nine months ended		Three months ended
	09/30/2023	09/30/2022	09/30/2023	09/30/2022
Other operating income
Receivables by indemnity	6,422	152,437	956	143,406
Rentals and leases	15,765	8,826	4,416	4,304
Contractual fines	3,508	2,437	1,393	418
Updated shares – Fair value through profit or loss (Note 13)	(26,651)	(27,977)	(26,651)	(25,623)
Gain on disposal of investments (1)	114,763		114,763
Other revenues	28,904	87,178	6,662	50,780
	142,711	222,901	101,539	173,285
	-	-	-	-
Other operating expenses
Taxes and fees	(71,984)	(115,514)	(9,833)	(56,358)
Expenses/reversal with environmental liabilities, net	(6,665)	(356)	(2,299)	(1,096)
Write-off/(Provision) of judicial lawsuits	47,625	(61,962)	43,114	(17,319)
Depreciation and amortization (note 24)	(64,279)	(57,571)	(22,720)	(19,335)
Reversal/(Write-offs) of estimated losses in fixed assets, intangible assets and Investment properties, net of reversal (notas 9.d, 10 e 11) (2)	(27,365)	(11,561)	(26,640)	(4,949)
Estimated (Loss)/reversal in inventories (3)	(545,940)	(179,169)	(57,200)	(60,947)
Idleness in stocks and paralyzed equipment (4)	(287,344)	(113,093)	(20,330)	(18,465)
Studies and project engineering expenses	(39,199)	(40,893)	(14,090)	(15,008)
Healthcare plan expenses	(69,444)	(63,918)	(16,256)	(12,759)
Cash flow hedge accounting realized (note 13) (5)	(685,689)	(815,269)	28,562	(417,613)
Other expenses	(299,612)	(466,668)	(117,166)	(255,574)
	(2,049,896)	(1,925,974)	(214,858)	(879,423)
Other operating income (expenses), net	(1,907,185)	(1,703,073)	(113,319)	(706,138)

				Parent Company
	Nine months ended		Three months ended
	09/30/2023	09/30/2022	09/30/2023	09/30/2022
Other operating income
Receivables by indemnity	5,932	150,777	1,228	143,398
Rentals and leases	10,424	6,907	3,783	2,731
Contractual fines	2,080	1,654	798	342
Updated shares – Fair value through profit or loss (Note 13)	(26,651)	(27,977)	(26,651)	(25,623)
Other revenues	467	70,858	554	43,779
	(7,748)	202,219	(20,288)	164,627

Other operating expenses
Taxes and fees	(33,886)	(81,542)	662	(47,618)
Expenses with environmental liabilities, net	(2,442)	1,501	(769)	(13)
Write-off/(Provision) of judicial lawsuits	11,411	(26,236)	58,131	478
Depreciation of investment property, equipment paralyzed and amortization of intangible assets (note 24)	(6,104)	(5,172)	(2,498)	(1,932)
Write-offs and estimated losses of PPE, intangible assets and investment properties, net of reversal (notes 10 and 11)	(659)	(1,065)	(1,973)	(783)
Estimated (Loss)/reversal in inventories (3)	(279,913)	(128,673)	(49,052)	(51,218)
Idleness in stocks and paralyzed equipment (4)	(279,663)	(11,169)	(17,923)	(11,169)
Studies and project engineering expenses	(11,831)	(15,794)	(3,533)	(6,313)
Research and development expenses		(296)		(89)
Healthcare plan expenses	(67,125)	(63,355)	(15,934)	(12,702)
Cash flow hedge accounting realized (note 13) (5)	(364,979)	(830,132)	(1,744)	(409,102)
Other expenses	(163,493)	(362,692)	(62,039)	(232,335)
	(1,198,684)	(1,524,625)	(96,672)	(772,796)
Other operating income (expenses), net	(1,206,432)	(1,322,406)	(116,960)	(608,169)

(1)	Refers to the gain on the sale of Consórcio Machadinho (see note 9.e)
(2)	Mostly refers to the write-off on the sale of Consortium Machadinho (R$ 22,326 see note 9.e)
(3)	In the Parent Company, refers substantially to losses incurred in the production process at the Presidente Vargas Plant ("UPV") and in Consolidated, losses in inventories in the amount of (R$213,490);
(4)	In 2023, unused capacity due to lower than normal production volume at Presidente Vargas Plant ("UPV");
(5)	In the Parent Company this is the realization of a Cash Flow Hedge in the amount of (R$364,979) and in Consolidated the realization of a Cash Flow Hedge in the amount of (R$375,525) and a Hedge of Platts in the amount of (R$310,164).

82

Quarterly Financial Information – September 30, 2023 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
26.	FINANCIAL INCOME (EXPENSES)

				Consolidated
	Nine months ended		Three months ended
	09/30/2023	09/30/2022	09/30/2023	09/30/2022
Financial income
Related parties (Note 20 a)	159,159	135,427	52,970	54,726
Income from financial investments	576,208	566,209	189,268	251,163
Updated shares – Fair value through profit or loss (Note 13.d)	(78,787)	(1,094,081)	(61,029)	(63,379)
Interest and fines	70,154	43,571	18,193	29,374
Other income	72,590	89,655	6,088	12,873
	799,324	(259,219)	205,490	284,757
Financial expenses
Borrowings and financing - foreign currency (note 12)	(1,161,219)	(935,326)	(452,157)	(335,108)
Borrowings and financing - local currency (note 12)	(1,583,364)	(948,725)	(536,911)	(362,934)
Capitalised interest (note 10)	133,864	97,490	39,522	34,627
Related parties	(6,187)	(7,545)	(2,063)	(2,669)
Lease liabilities	(54,836)	(48,535)	(18,441)	(16,951)
Interest and fines	(135,711)	(120,238)	(17,917)	(70,520)
Interest on drawn/forfaiting risk operations	(355,329)	(288,371)	(97,464)	(90,829)
(-) Adjustment present value of trade payables	(253,571)	(329,713)	(86,058)	(107,304)
Commission, bank fees, Guarantee and bank fees	(148,620)	(106,056)	(49,567)	(1,237)
PIS/COFINS over financial income	(70,458)	(103,979)	(35,822)	(47,007)
Other financial expenses	(385,554)	(270,972)	(121,995)	(83,181)
	(4,020,985)	(3,061,970)	(1,378,873)	(1,083,113)
Others financial items, net
Foreign exchange and monetary variation, net	(380,880)	899,295	130,870	467,697
Gains and (losses) on exchange derivatives (*)	3,530	88,151	(180,962)	12,165
	(377,350)	987,446	(50,092)	479,862
	(4,398,335)	(2,074,524)	(1,428,965)	(603,251)

Financial income (expenses), net	(3,599,011)	(2,333,743)	(1,223,475)	(318,494)

(*) Statement of gains and (losses) on derivative transactions (note 13.c)
Dollar - to - real NDF		176,992		131,831
Exchange rate swap Real x Dollar	(64,497)	(21,535)	17,880	3,703
Interest rate swap CDI x IPCA	29,923	(99,734)	(186,418)	(109,353)
Exchange rate swap CDI x Dollar	38,104	32,428	(12,424)	(14,016)
	3,530	88,151	(180,962)	12,165

83

Quarterly Financial Information – September 30, 2023 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
				Parent Company
	Nine months ended		Three months ended
	09/30/2023	09/30/2022	09/30/2023	09/30/2022
Financial income
Related parties (Note 20 a)	212,571	146,767	71,270	47,965
Income from financial investments	82,358	173,264	38,908	75,955
Interest and fines	51,796	30,942	13,686	-
Updated shares – Fair value through profit or loss (Note 13.d)	(78,787)	(1,094,081)	(61,029)	(63,379)
Other income	63,075	137,894	4,302	56,122
	331,013	(605,214)	67,137	116,663
Financial expenses
Borrowings and financing - foreign currency (note 12)	(206,994)	(108,292)	(112,454)	(39,393)
Borrowings and financing - local currency (note 12)	(957,102)	(735,128)	(335,117)	(261,197)
Related parties (note 12)	(186,160)	(81,901)	(64,318)	(40,021)
Lease liabilities	(766)	(1,115)	(225)	(347)
Capitalised interest (note 10)	46,503	29,358	7,693	11,831
Interest and fines	(91,234)	(57,989)	(9,741)	(55,253)
Interest on drawn/forfaiting risk operations	(345,857)	(288,371)	(87,992)	(90,829)
(-) Adjustment present value of trade payables	(192,734)	(283,040)	(65,090)	(91,299)
Commission, bank fees, Guarantee and bank fees	(71,097)	(71,106)	(23,173)	(20,996)
PIS/COFINS over financial income	(14,301)	(32,267)	(7,332)	(19,487)
Other financial expenses	(62,510)	(52,028)	(23,527)	(27,385)
	(2,082,252)	(1,681,879)	(721,276)	(634,376)
Others financial items, net
Foreign exchange and monetary variation, net	(162,068)	875,571	116,749	514,287
Gains and (losses) on exchange derivatives (*)	29,923	46,743	(12,424)	299
	(132,145)	922,314	104,325	514,586

Financial income (expenses), net	(1,883,384)	(1,364,779)	(549,814)	(3,127)

(*) Statement of gains and (losses) on derivative transactions (note 13 c)
Dollar - to - real NDF	-	14,315	-	14,315
Exchange rate swap CDI x Dollar	29,923	32,428	(12,424)	(14,016)
	29,923	46,743	(12,424)	299

27.	SEGMENT INFORMATION

The financial information related to the business segments is not changed from that disclosed in the Company's financial statements as of December 31, 2022. Accordingly, management has decided not to repeat them in this condensed interim financial information.

Results by segment

For the purpose of preparing and presenting the information by business segment, Management decided to maintain the proportional consolidation of the jointly controlled entities as historically presented. For purposes of reconciliation of the consolidated result, the amounts recorded by these companies are not included in the “Corporate expenses/elimination” column.

84

Quarterly Financial Information – September 30, 2023 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

								Nine months ended
								09/30/2023
P&L	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/elimination	Consolidated
			Port	Railroads
Net revenues
Domestic market	12,443,912	1,221,064	198,702	1,917,243	420,362	3,420,891	(3,028,318)	16,593,856
Foreign market	4,619,407	10,886,945					1,332,619	16,838,971
Cost of sales and services (note 24)	(15,649,209)	(7,439,776)	(185,847)	(1,059,221)	(328,798)	(2,826,543)	2,350,536	(25,138,858)
Gross profit	1,414,110	4,668,233	12,855	858,022	91,564	594,348	654,837	8,293,969
General and administrative expenses (note 24)	(899,301)	(344,823)	(7,840)	(150,882)	(43,702)	(363,893)	(1,466,922)	(3,277,363)
Other operating (income) expenses, net (note 25)	(1,063,238)	(472,171)	460	(5,173)	200,024	(132,048)	(435,037)	(1,907,183)
Equity in results of affiliated companies (note 9)							259,582	259,582
Operating result before Financial Income and Taxes	(548,429)	3,851,239	5,475	701,967	247,886	98,407	(987,540)	3,369,005

Sales by geographic area
Asia		10,436,605					1,332,619	11,769,224
North America	1,217,242							1,217,242
Latin America	113,062							113,062
Europe	3,289,103	450,340						3,739,443
Foreign market	4,619,407	10,886,945					1,332,619	16,838,971
Domestic market	12,443,912	1,221,064	198,702	1,917,243	420,362	3,420,891	(3,028,318)	16,593,856
Total	17,063,319	12,108,009	198,702	1,917,243	420,362	3,420,891	(1,695,699)	33,432,827

								Three months ended
								09/30/2023
P&L	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/elimination	Consolidated
			Port	Railroads
Net revenues
Domestic market	4,129,803	567,045	74,531	730,009	121,801	1,159,397	(1,169,672)	5,612,914
Foreign market	1,213,964	3,768,219					529,928	5,512,111
Cost of sales and services (note 24)	(5,208,860)	(2,567,265)	(64,995)	(367,196)	(105,604)	(915,106)	909,303	(8,319,723)
Gross profit	134,907	1,767,999	9,536	362,813	16,197	244,291	269,559	2,805,302
General and administrative expenses (note 24)	(298,523)	(71,074)	(2,937)	(56,686)	(16,300)	(144,618)	(585,100)	(1,175,238)
Other operating (income) expenses, net (note 25)	(128,142)	(15,851)	(1,388)	(4,181)	98,299	(55,616)	(6,438)	(113,317)
Equity in results of affiliated companies (note 9)							130,771	130,771
Operating result before Financial Income and Taxes	(291,758)	1,681,074	5,211	301,946	98,196	44,057	(191,208)	1,647,518

Sales by geographic area
Asia		3,664,918					529,928	4,194,846
North America	371,507							371,507
Latin America	29,000							29,000
Europe	813,458	103,301						916,759
Others
Foreign market	1,213,965	3,768,219					529,928	5,512,112
Domestic market	4,129,803	567,045	74,531	730,009	121,801	1,159,397	(1,169,672)	5,612,914
Total	5,343,768	4,335,264	74,531	730,009	121,801	1,159,397	(639,744)	11,125,026

85

Quarterly Financial Information – September 30, 2023 – Companhia Siderúrgica Nacional (CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

								Nine months ended
								09/30/2022
P&L	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/elimination	Consolidated
			Port	Railroads
Net revenues
Domestic market	16,087,365	1,364,074	221,754	1,703,843	139,310	1,638,512	(3,114,101)	18,040,757
Foreign market	7,199,082	7,631,901					361,097	15,192,080
Cost of sales and services (note 24)	(18,041,998)	(5,227,045)	(162,504)	(1,124,867)	(148,765)	(1,074,036)	2,572,555	(23,206,660)
Gross profit	5,244,449	3,768,930	59,250	578,976	(9,455)	564,476	(180,449)	10,026,177
General and administrative expenses (note 24)	(973,837)	(212,919)	(23,986)	(101,708)	(26,520)	(237,802)	(459,826)	(2,036,598)
Other operating (income) expenses, net (note 25)	(653,472)	(247,544)	(12,760)	13,816	(1,346)	(37,657)	(764,110)	(1,703,073)
Equity in results of affiliated companies (note 9)							167,026	167,026
Operating result before Financial Income and Taxes	3,617,140	3,308,467	22,504	491,084	(37,321)	289,017	(1,237,359)	6,453,532

Sales by geographic area
Asia		6,462,994					361,097	6,824,091
North America	1,757,243							1,757,243
Latin America	332,801							332,801
Europe	5,107,972	1,168,907						6,276,879
Others	1,066							1,066
Foreign market	7,199,082	7,631,901					361,097	15,192,080
Domestic market	16,087,365	1,364,074	221,754	1,703,843	139,310	1,638,512	(3,114,101)	18,040,757
Total	23,286,447	8,995,975	221,754	1,703,843	139,310	1,638,512	(2,753,004)	33,232,837

								Three months ended
								09/30/2022
	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/elimination	Consolidated
			Port	Railroads
Net revenues
Domestic market	5,654,870	437,502	68,566	653,161	47,853	777,535	(1,090,586)	6,548,901
Foreign market	2,043,519	2,089,469					215,160	4,348,148
Cost of sales and services (note 24)	(6,426,119)	(1,800,015)	(54,345)	(397,365)	(52,590)	(501,272)	872,772	(8,358,934)
Gross profit	1,272,270	726,956	14,221	255,796	(4,737)	276,263	(2,654)	2,538,115
General and administrative expenses (note 24)	(333,724)	(63,493)	(6,693)	(36,793)	(9,613)	(100,372)	(247,730)	(798,418)
Other operating (income) expenses, net (note 25)	(321,627)	(48,557)	(2,833)	(10,344)	(442)	(14,222)	(308,113)	(706,138)
Equity in results of affiliated companies (note 9)							93,361	93,361
Operating result before Financial Income and Taxes	616,919	614,906	4,695	208,659	(14,792)	161,669	(465,136)	1,126,920

Sales by geographic area
Asia		1,764,373					215,160	1,979,533
North America	565,374							565,374
Latin America	160,355							160,355
Europe	1,317,790	325,096						1,642,886
Foreign market	2,043,519	2,089,469					215,160	4,348,148
Domestic market	5,654,870	437,502	68,566	653,161	47,853	777,535	(1,090,586)	6,548,901
Total	7,698,389	2,526,971	68,566	653,161	47,853	777,535	(875,426)	10,897,049

28.	ADDITIONAL INFORMATION TO CASH FLOWS

The following table provides additional information about transactions related to the statement of cash flows:

		Consolidated		Parent Company
	09/30/2023	09/30/2022	09/30/2023	09/30/2022
Income tax and social contribution paid	676,226	3,028,030	6,665	278,919
Addition to PP&E with interest capitalization (notes 10 and 26)	133,864	97,490	46,503	29,358
Remeasurement and addition – Right of use (note 10 i)	150,878	94,257	3,990	2,501
Addition to PP&E without adding cash	81,860	19,970
Capitalization in associate with no cash effect	11,037
	1,053,865	3,239,747	57,158	310,778

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29.	STATEMENT OF COMPREHENSIVE INCOME

				Consolidated
	Nine months ended		Three months ended
	09/30/2023	09/30/2022	09/30/2023	09/30/2022
Profit for the period/(Loss)	(448,456)	1,970,906	90,794	237,632
Other comprehensive income
Items that will not be subsequently reclassified to the statement of income
Actuarial gains/(losses) over pension plan of subsidiaries, net of taxes	7,616	54	6,265	(2)
	7,616	54	6,265	(2)

Items that could be subsequently reclassified to the statement of income
Cumulative translation adjustments for the year	(173,711)	(714,813)	24,382	(128,842)
(Loss)/gain cash flow hedge, net of taxes	476,649	(94,155)	(412,890)	(354,777)
Cash flow hedge reclassified to income upon realization, net of taxes	240,886	547,887	1,151	270,007
(Loss)/gain cash flow hedge accounting, net taxes, from investments in subsidiaries	310,321	(386,473)	(212,259)	(91,245)
	854,145	(647,554)	(599,616)	(304,857)

	861,761	(647,500)	(593,351)	(304,859)

Comprehensive income for the year	413,305	1,323,406	(502,557)	(67,227)

				Parent Company
	Nine months ended		Three months ended
	09/30/2023	09/30/2022	09/30/2023	09/30/2022
Profit for the period/(Loss)	(897,273)	1,537,119	(154,480)	133,391

Other comprehensive income
				-
Items that will not be subsequently reclassified to the statement of income
Actuarial gains/(losses) over pension plan of subsidiaries, net of taxes	7,560	68	6,218	12
	7,560	68	6,218	12

Items that could be subsequently reclassified to the statement of income
Cumulative translation adjustments for the year	(173,711)	(714,813)	24,382	(128,842)
(Loss)/gain cash flow hedge, net of taxes	476,649	(94,155)	(412,890)	(354,777)
Cash flow hedge reclassified to income upon realization, net of taxes	240,886	547,887	1,151	270,007
(Loss)/gain cash flow hedge accounting – “Platts” in subsidiaries, net of taxes	247,494	(308,335)	(169,285)	(72,879)
	791,318	(569,416)	(556,642)	(286,491)

	798,878	(569,348)	(550,424)	(286,479)

Comprehensive income for the year	(98,395)	967,771	(704,904)	(153,088)

30.	SUBSEQUENT EVENTS

Export Credit Note (NCE)

On October 4, 2023, the Company formalized the raising of an Export Credit Note with Banco Bradesco, in the amount of R$680 million, with due dates in 2026, 2027 and 2028.

Acquisition of equity interest

On October 27, 2023, the Company entered into a Stock Purchase and Sale Agreement and Other Covenants (“Purchase and Sale Agreement”) for the acquisition of 18.61% of Panatlântica S.A.'s share capital, at the price of R$150 million, to be paid in 6 annual installments, With the first payment on the transaction closing date and the remaining payments on the subsequent five anniversaries. With this, the Company will, under the terms of the Purchase and Sale Agreement, hold shares representing 29.91% of Panatlântica's share capital. The closing of this transaction is subject to approval by competition authorities.

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News published in the media

On November 7, 2023, the Company issued a material fact in response to Official Letter 1.252/2023- SLS da Bolsa, Brasil, Balcão – B3, dated November 6, 2023, whose content of the consultation deals with a possible interest in the assets of the company Intercement Participações. The Company clarifies that it always evaluates investment opportunities in line with its business and growth strategy in the cement sector. In this sense, it confirms the hiring of the bank Morgan Stanley to analyze the assets of Intercement Participações but reinforces that the process is still in a preliminary phase, and there is no binding fact or document that deserves disclosure to the market under the terms of the legislation in force, not It is even possible to determine the potential object of the transaction.

Dividend distribution

On November 13, 2023, the Company approved, at a Board of Directors Meeting, the distribution of interim dividends in the amount of R$985 million, to the profit reserve account, corresponding to the value of R$0.74 per share of capital stock. Dividends will be paid from November 29, 2023, as an advance of the mandatory minimum dividend and without monetary correction.

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3.1 Projections

The Company clarifies that the information disclosed in this item represents a mere estimation, with hypothetical data and in no way constitute a promise of performance on behalf of the Company and/or its managers. The projections presented below involve market factors beyond the Company's control and, therefore, may change.

a)	Projection object.

The Company estimates the following variables below:

b)	Projected period and the validity period of the projection.

The projected periods and validity periods can be seen in the table above in item 3.1 a), and the numbers are always presented at the end of the fiscal year and duly published in the Standardized Financial Statements (DFP) of each fiscal year.

c)	Assumptions of the projection, with the indication of which ones can be influenced by the administration of the issuer and which escape its control.

All the premises of the projections mentioned above are subject to external influence factors, which are outside the control of the Company's management. Therefore, in the event of any material change in these assumptions, the Company may revise its estimates, changing them compared to those originally presented.

The main premise that can be influenced by the Company's management would be its production and sales volumes, along with the associated costs.

The volume of ore production always considers our 2023 mining plan, with increased pellet feed production. However, key factors such as sales prices and raw material inputs are outside the Company's control.

d)	Values of the indicators that are the subject of the forecast.

The values can be found above in item 3.1 a).

3.2 In the event that the issuer has disclosed, during the last 3 fiscal years, projections on the evolution of its indicators:

a) inform which ones are being replaced by new projections included and which of them are being repeated.

Estimates maintained:

Estimates replaced in the last 3 financial years:

In Dec/21, the Company replaced its estimate of iron ore production volume in 2021 to 36-37 Mton, against a previous expectation of 38-40 Mton.

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In Dec/21, the Company replaced its estimate of Cash Cost Mining in 2021 to US$19.00, against a previous expectation of US$16.00.

In Dec/21, the Company replaced its 2021 Expansion Mining CAPEX estimate to R$560 million, against a previous expectation of R$1,000 million.

In Dec/21, the Company replaced its estimate of CAPEX for Mining Expansion between 2022-2026 to R$12,000 million, against a previous expectation of R$14,000 million between 2021-2025.

In Dec/21, the Company replaced the estimate of Steel CAPEX between 2022-2026 to R$6,300 million, against a previous expectation of R$6,100 million between 2021-2025.

In August/ 22, the Company replaced its estimate of Cash Cost Mining in 2022 to the range of US$20.00 - US$22.00, against the previous expectation of US$18.00.

In August/22, the Company replaced its estimate of iron ore production volume in 2022 to 36-38 Mton, against a previous expectation of 39-41 Mton.

In October/22, the Company replaced its estimate of Consolidated CAPEX in 2022 to R$3,000 million, against a previous expectation of R$4,100 million.

In October/22, the Company replaced the leverage projection, measured by the Net Debt/Adjusted EBITDA ratio, from 1.0x in 2022 to a level between 1.75x and 1.95x between the closing of the 2022 and 2023 annual balance sheets.

In October/22, the Company replaced its estimate of iron ore production volume in 2022 to 34Mton, against a previous expectation of 36-38Mton.

In December/22, the Company replaced the steel sales volume projection of 4,480 Kton in 2022 and added the projection of 4,670 Kton in 2023.

In December/22, the Company replaced the CAPEX projection for expansion in Mining of approximately R$ 13.8 billion in the 2023-2027 period, related to phase 1 of the capacity addition project.

In December/22, the Company added the mining cash cost projection to a level between US$19/ton and US$21/ton in 2023.

In December/22, the Company added the projection of production volume and purchases of third-party ores between 39-41 Mton in 2023.

In December/22, the Company added its EBITDA projection in the Energy segment of R$ 23 million in 2022.

In December/22, the Company replaced the Consolidated CAPEX projection in the range of R$ 5.5 – R$ 6.5 billion in the period 2024-2027, and added the projection of R$ 4.4 billion in 2023.

In November/23, the Company replaced the projection for iron ore production plus third-party purchases from a level between 39,000 kton and 41,000 kton to 42,000 kton and 42,500 kton at the end of 2023;

In November/23, the Company replaced the C1 cash cost in mining from a level between US$19/ton and US$21/ton to US$22/ton in 2023;

In November/23, the Company replaced the leverage projection, measured by the Net Debt/Adjusted EBITDA ratio, from a level between 1.75x and 1.95x to a level between 2.00x and 2.50x at the close of the 2023 annual balance sheet and below 2.0x at the close of the 2024 annual balance sheet;

In November/23, the Company removed its steel sales volume projection of 4,670kton in 2023;

In November/23, the Company removed its projection of achieving an EBITDA per ton in the steel industry of US$165/ton in 2023.

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b) regarding the projections related to periods already elapsed, compare the projected data with the effective performance of the indicators, clearly indicating the reasons that led to deviations in the projections.

2021

Regarding the major deviations above and below the expectation, our evaluations are as follows:

The increase in net debt, in millions of reais, compared to the guidance was mainly tied by the share repurchase programs, in addition to the exchange variation observed in the period. However, even with the increase in net debt, the company's leverage was still below the 1.0x Net Debt/EBITDA level.

The steel Sales Volume was impacted by the lower sales volume during the third quarter, which was marked by the commercial strategy of prioritizing price, without the application of discounts, to the detriment of the sold volume. This strategy proved to be assertive for the Company's financial results.

The company's dollarized Cash Cost annual average was $2.6/t, worse than the guidance presented due to a one-off pressure in November, impacted by the scheduled halts and heavy rainfall in the period, causing a lower dilution of the mine’s and port’s fixed cost. If we discount the month of November from the calculation of the average of the year, the average cash cost would be $19.00, which is in line with what was expected by The Company.

2022

Regarding the major deviations above and below the expectation, our evaluations are as follows:

The volume of ore production was impacted by above-normal rainfall in the Company's operations, which affected the mining and transportation capacity of the ore, and the ramp-up of projects connected to the Central Plant (CMAI 3, spirals, and regrinding).

The increase in Capex expenditures, which were above expectations, mainly occurred in the fourth quarter with the integration of Cimentos Brasil's operations.

The increase in net debt, in millions of reais, compared to the guidance, was mainly caused by large cash expenditures related to the Company's acquisitions, with the aim of diversifying its business portfolio.

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c) as of projections for periods still in progress, inform whether the projections remain valid on the date of submission of the form and, if so, explain why they were abandoned or replaced.

Current and valid estimates:

Monitoring and changes in projections disclosed

Superseded estimates:

In August/22, the Company replaced its estimate of Cash Cost Mining in 2022 to the range of US$20.00 - US$22.00, against the previous expectation of US$18.00.

In August/22, the Company replaced its estimate of iron ore production volume in 2022 to 36-38 Mton, against a previous expectation of 39-41 Mton.

In October/22, the Company replaced its estimate of Consolidated CAPEX in 2022 to R$3,000 million, against a previous expectation of R$4,100 million.

In October/22, the Company replaced the leverage projection, measured by the Net Debt/Adjusted EBITDA ratio, from 1.0x in 2022 to a level between 1.75x and 1.95x between the closing of the 2022 and 2023 annual balance sheets.

In October/22, the Company replaced its estimate of iron ore production volume in 2022 to 34Mton, against a previous expectation of 36-38Mton.

In December/22, the Company replaced the steel sales volume projection of 4,480 Kton in 2022 and added the projection of 4,670 Kton in 2023.

In December/22, the Company replaced the CAPEX projection for expansion in Mining of approximately R$ 13.8 billion in the 2023-2027 period, related to phase 1 of the capacity addition project.

In December/22, the Company added the mining cash cost projection to a level between US$19/ton and US$21/ton in 2023.

In December/22, the Company added the projection of production volume and purchases of third-party ores between 39-41 Mton in 2023.

In December/22, the Company added its EBITDA projection in the Energy segment of R$ 23 million in 2022.

In December/22, the Company replaced the Consolidated CAPEX projection in the range of R$ 5.5 – R$ 6.5 billion in the period 2024-2027 and added th e projection of R$ 4.4 billion in 2023.

In November/23, the Company replaced the projection for iron ore production plus third-party purchases from a level between 39,000 kton and 41,000 kton to 42,000 kton and 42,500 kton at the end of 2023;

In November/23, the Company replaced the C1 cash cost in mining from a level between US$19/ton and US$21/ton to US$22/ton in 2023;

In November/23, the Company replaced the leverage projection, measured by the Net Debt/Adjusted EBITDA ratio, from a level between 1.75x and 1.95x to a level between 2.00x and 2.50x at the close of the 2023 annual balance sheet and below 2.0x at the close of the 2024 annual balance sheet;

In November/23, the Company removed its steel sales volume projection of 4,670kton in 2023;

In November/23, the Company removed its projection of achieving an EBITDA per ton in the steel industry of US$165/ton in 2023.

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To the Shareholders, Directors and Managers of

Companhia Siderúrgica Nacional

Sao Paulo-SP

Introduction

We have reviewed the parent company and consolidated interim financial information of Companhia Siderúrgica Nacional ("Company"), contained in the Quarterly Information Form - ITR for the quarter ended September 30, 2023, which comprise the balance sheet as of September 30, 2023 and the related statements of income, comprehensive income, for three and nine-month period then ended and changes in shareholder’s equity and cash flows for the nine-month period then ended, including a summary of significant accounting policies and notes.

The Company's management is responsible for preparing and presenting the parent company and consolidated interim financial information, in accordance with technical pronouncement NBC TG 21 - Interim Financial Statements and with the international accounting standard IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), as well as the presentation of this information in accordance with the standards issued by the Brazilian Securities Commission, applicable to the preparation of the Quarterly Information - ITR. Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards for Reviews of Interim Financial information (NBC TR 2410 - Review of Interim Financial Information Performed by the Entity Auditor and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. The scope of a review is significantly less than that of an audit conducted in accordance with auditing standards and, consequently, did not enable us to obtain assurance that we became aware of all significant matters that might be identified in an audit. Therefore, we do not express an audit opinion.

Conclusion on the individual and consolidated interim financial information

Based on our review, we are not aware of any fact which leads us to believe that the individual and consolidated interim financial information included in the aforementioned quarterly information was not prepared, in all material respects, in accordance with NBC TG 21 and IAS 34, applicable to the preparation of the Quarterly Information - ITR, and presented in accordance with the rules issued by the Brazilian Securities and Exchange Commission.

Other matters

Statement of Value Added

The aforementioned quarterly information includes the individual and consolidated Statements of Value Added (DVA), referring to the nine-month period ended September 30, 2023, prepared under the responsibility of the Company's management and presented as supplementary information for IAS purposes 34. These statements were submitted to review procedures performed in conjunction with the review of the Company's quarterly information - ITR -, in order to conclude whether they are reconciled with the interim financial information and accounting records, as applicable, and if their form and content are in accordance with the criteria defined in NBC TG 09 - "Demonstration of Added Value". Based on our review, we are not aware of any facts that lead us to believe that these statements of value added were not prepared, in all material respects, in accordance with the criteria defined in this standard and in a manner consistent with the interim financial information, individual and consolidated, taken together.

Barueri, November 13, 2023.

Mazars Auditores Independentes – Sociedade Simples Ltda.

CRC 2 SP023701/O-8

Danhiel Augusto Reis

Contador CRC 1SP254522/O-0

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Opinions and Statements / Officers Statement on the Financial Statement

As Executive Officers of Companhia Siderúrgica Nacional, we declare pursuant to Article 27, paragraph 1º, item VI, and Article 31, paragraph 1º, item II of CVM Instruction 80, of March 29, 2022, that we reviewed, discussed and agreed with the Company’s Financial Statements for the quarter ended September 30,2023.

São Paulo, November 13, 2023.

Benjamin Steinbruch

CEO

Marcelo Cunha Ribeiro

Executive Officer – CFO and Investors Relations

David Moise Salama

Executive Officer

Luis Fernando Barbosa Martinez

Executive Officer

Stephan Heinz Josef Victor Weber

Executive Officer

Alexandre de Campos Lyra

Executive Officer

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Opinions and Statements / Officers Statement on Auditor’s Report

As Executive Officers of Companhia Siderúrgica Nacional, we declare pursuant to Article 27, paragraph 1º, item V and Article 31, paragraph 1º, item II of CVM Instruction 80, of March 29,2022, that we reviewed, discussed and agreed with the opinion expressed on the Independent Auditors’ Report related to the Company’s Financial Statements for the quarter ended September 30,2023.

São Paulo, November 13, 2023.

Benjamin Steinbruch

CEO

Marcelo Cunha Ribeiro

Executive Officer – CFO and Investors Relations

David Moise Salama

Executive Officer

Luis Fernando Barbosa Martinez

Executive Officer

Stephan Heinz Josef Victor Weber

Executive Officer

Alexandre de Campos Lyra

Executive Officer

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 26, 2023

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Marcelo Cunha Ribeiro
Marcelo Cunha Ribeiro Chief Financial and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.